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As filed with the Securities and Exchange Commission on September 13, 2006

Registration No. 333-135484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BARE ESCENTUALS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2844 (Primary Standard Industrial Classification Code Number)	20-1062857 (I.R.S. Employer Identification Number)

Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105
(415) 489-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Leslie A. Blodgett
Chief Executive Officer
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105
(415) 489-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Robert E. Burwell, Esq. Robert A. Koenig, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, $0.001 par value	18,400,000	$17.00	$312,800,000	$33,470

(1)
Includes 2,400,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(3)
In connection with its filing on Form S-1 on June 30, 2006, the Registrant paid an aggregate filing fee of $30,763 with respect to the registration of common stock with a proposed maximum aggregate offering price of $287,500,000. Concurrently with the filing of this Amendment No. 3 to the Registration Statement, the Registrant has transmitted $2,707, representing the additional filing fee payable with respect to the $25,300,000 increase in the proposed maximum aggregate offering price set forth herein.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 13, 2006.

16,000,000 Shares

Common Stock

        This is an initial public offering of shares of common stock of Bare Escentuals, Inc.

        Bare Escentuals is offering shares to be sold in the offering.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. Bare Escentuals has applied for listing of the common stock on the Nasdaq Global Select Market under the symbol "BARE."

        See "Risk Factors" beginning on page 13 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bare Escentuals	$	$

        To the extent that the underwriters sell more than 16,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from Bare Escentuals at the initial public offering price, less underwriting discounts and commissions.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2006.

Goldman, Sachs & Co.	CIBC World Markets

Banc of America Securities LLC
Piper Jaffray
Thomas Weisel Partners LLC
SunTrust Robinson Humphrey
Sanders Morris Harris

Prospectus dated                          , 2006

i.d.
bareMinerals
BARE ESCENTUALS
makeup so pure you can sleep in it™

Through her direct interaction, Leslie has developed strong, personal connections with our consumers.

BARE ESC

Swirl

{ CUSTOMER FOCUS } { INNOVATION } { EDUCATION }

BARE ESCENTUALS
beauty
SPF 15

BareMinerals

SEPHORA
THE BEAUTY AUTHORITY
QVC
NORDSTROM

i.d.
bareMinerals

Our products are sold through our own boutiques, specialty beauty retailers, spas and salons, infomercials and home shopping television.

Glamour magazine Glammy Award: Best Prestige Foundation 2005 & 2006, voted on by more than 70,000 readers.

{ AUTHENTICITY } { QUALITY }

Tap

Buff

md formulations
VIT A PLUS
illuminating serum
sérum clarifiant
30ml (1fl. oz.)

Bare Escentuals' product assortment includes our core foundation, as well as color cosmetics under our i.d. bareMinerals brand, and skin care product brands, **md** formulations and RareMinerals.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Our Company

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, company-owned boutiques and spas and salons. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005. Since 2001, we have increased net sales approximately 87.5% on a compound annual basis, and during the fiscal year ended January 1, 2006, our operating income was 29.8% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We have designed our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections that can be exacerbated by traditional cosmetics. In addition to our i.d. bareMinerals products, we offer a broad range of cosmetics and accessories under the i.d. brand and a mineral-based nighttime skin revival treatment product under the RareMinerals brand. We also offer numerous innovative and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand. We use third-party contract manufacturers and suppliers to manufacture all of our finished products.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We leverage educational media such as our infomercials as well as live demonstrations and consumer interactions on home shopping television to showcase the unique benefits of and application techniques for our products while simultaneously engaging and developing intimate relationships with our consumers. As of July 2, 2006, our domestic points of distribution included infomercials, home shopping television, 30 company-owned boutiques, approximately 295 retail locations consisting of specialty beauty retailers Sephora and Ulta, approximately 900 spa and salon locations and online at www.mdformulations.com and www.bareminerals.com.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    We believe our focus on and distinctive experience with mineral-based cosmetics distinguish us from our competitors. Our brand message centers on key points of differentiation of our mineral-based products, including their efficacy, unique application and natural look and feel. We believe we are at the vanguard of women's conversion to mineral-based cosmetics as women have discovered the benefits of our products. We also believe our mineral-based cosmetics capitalize on consumers' growing desire for healthy living and natural products.

        Enthusiastic and loyal consumer base.    We believe our cosmetics appeal to a broad demographic of consumers, who exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that 90% of respondents expect to use i.d. bareMinerals indefinitely, and 87% of these respondents would enthusiastically recommend i.d. bareMinerals to a friend.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new and improving existing products based on feedback from our consumer community. We also seek to reinforce the benefits of our products by highlighting the emotions they are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our differentiated marketing approach focuses on educating consumers as to the natural formulation of, and unique application techniques for, our products; communicating product efficacy through product demonstrations; featuring our consumers instead of celebrities and developing direct connections with these consumers.

        Mutually reinforcing distribution channels.    We believe that our multi-channel distribution strategy provides for greater consumer diversity, reach and convenience while reinforcing the authenticity and premium image of our brands. For example, our infomercials and home shopping television appearances educate consumers regarding the benefits of our products and promote sales through these channels as well as through our boutiques and premium wholesale channels. In turn, our company-owned boutiques support the authenticity of the brand, while specialty beauty retailers such as Sephora and Ulta further strengthen our brand image.

        Experienced management team.    Our Chief Executive Officer Leslie Blodgett is a key creative driver of our business and the leading personality behind our brands. She is supported by a senior management team with complementary experiences managing prestige cosmetic brands within retail and wholesale distribution channels and overseeing operations in the branded consumer products industry.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

  •
  Wholesale.    We intend to continue to increase net sales through key premium wholesale accounts, such as Sephora and Ulta, home shopping television, and spas and salons. Within Sephora and Ulta, we will seek to improve our in-store product positioning and collaborative marketing efforts. In addition, we expect our premium wholesale sales will grow as Sephora and Ulta open new stores. We also may explore additional opportunities to sell our products in premium department stores.

  •
  Retail.    We intend to expand our base of company-owned boutiques and to grow our infomercial sales. We believe substantial opportunity exists to open additional domestic boutiques. As of July 2, 2006, we operated 30 boutiques and reported average annual net sales of approximately $1,400 per square foot for the fiscal year ended January 1, 2006. We intend to continue growing our infomercial sales by increasing and improving the effectiveness of our media spending.

        Leverage our strong market position in foundation to cross-sell our other products. We plan to capitalize on the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques and on home shopping television.

        Develop new product concepts.    We believe that we can use our specialized distribution platform to market new concepts and products. We intend to create new and improve existing products by incorporating consumer feedback into our product development efforts.

        Expand our global presence.    We plan to increase net sales in international markets with large cosmetics sales, particularly with respect to sales of foundation products, well-established prestige cosmetics distribution channels, and television-commerce channels with sufficient scale to support an education-based marketing strategy. We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence.

Risk Factors

        There are a number of risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in "Risk Factors" which begins on page 13 before investing in our common stock. These risks include the following:

  •
  our dependence on sales of our mineral-based foundation;

  •
  our dependence on significant customers with whom we do not have long-term purchase commitments;

  •
  the highly competitive nature of the beauty industry, and the adverse consequences if we are unable to compete effectively;

  •
  the possibility that we might not manage our growth effectively or sustain our growth or profitability;

  •
  the possibility that we might not be able to retain key executives and other personnel and recruit additional executives and personnel;

  •
  the possibility that future financing may be more difficult and costly for us to obtain due to our negative net worth of $396.6 million as of July 2, 2006 after giving effect to the application of the net proceeds of this offering and the concurrent refinancing of a portion of our debt;

  •
  the possibility that we may be unable to repay or refinance our indebtedness, which was $479.9 million as of July 2, 2006 after giving effect to the application of the net proceeds of this offering and the concurrent refinancing of a portion of our debt; and

  •
  the dilution of $20.61 per share that new investors will experience upon purchase of our common stock, based on an assumed initial public offering price of $16.00.

Recapitalization Transactions

        In June 2004, we completed a recapitalization, which we refer to as our June 2004 recapitalization, in which affiliates of Berkshire Partners LLC, a Boston-based private investment firm, JH Partners, LLC, a San Francisco-based private equity firm, and members of our management acquired a majority controlling interest in our company. In the transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used $169.6 million to repurchase outstanding shares of capital stock and fully vested options. Stockholders who controlled a majority voting interest in our predecessor prior to the June 2004 recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. As a result, the transaction has been accounted for as a recapitalization for which no new basis of accounting resulted.

        In February 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. In October 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In June 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. We refer to these transactions as our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, respectively.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

Corporate Information

        The Bare Escentuals brand dates back to the opening of our first boutique in 1976. We were incorporated in Delaware in March 2004 under the name STB Beauty, Inc. In February 2006, we changed our name to Bare Escentuals, Inc. Our principal offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, California 94105, and our telephone number is (415) 498-5000. Our website address is http://www.bareescentuals.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, in this prospectus the terms "Bare Escentuals," "we," "us" and "our" refer to Bare Escentuals, Inc., a Delaware corporation, its subsidiaries and its predecessors.

        Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Bare Escentuals, i.d., bareMinerals, RareMinerals, bareVitamins, md formulations, Mineral Veil, Trudy, Beautiful at Any Age, Glee, Warmth, Makeup so pure you can sleep in it and Swirl, Tap, Buff are some of our registered trademarks. We also have a number of other registered trademarks, service mark applications and trademark applications related to our products that we refer to throughout this prospectus. Other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	16,000,000 shares
Common stock to be outstanding after this offering	87,028,093 shares
Use of proceeds
We estimate the net proceeds from this offering will be approximately $235.9 million, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $233.8 million of the net proceeds of this offering to repay a portion of our outstanding indebtedness. After application of the net proceeds of this offering and the concurrent refinancing of a portion of our debt, we expect to have a total of approximately $479.9 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.
Proposed Nasdaq Global Select Market symbol	BARE

        The number of shares of common stock to be outstanding after this offering is based on 71,028,093 shares outstanding as of July 2, 2006. This number does not include:

  •
  6,081,742 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $2.40 per share;

  •
  254,475 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $8.87 per share; and

  •
  4,500,000 shares of common stock reserved for future issuance under our equity incentive plans. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Except as otherwise indicated, information in this prospectus assumes:

  •
  adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective prior to the closing of this offering;

  •
  no exercise by the underwriters of their 30-day option to acquire additional shares of our common stock; and

  •
  a 1.5-for-one stock split of our common stock effected on September 12, 2006.

Summary Consolidated Financial Data

        The following table sets forth our summary consolidated financial data. You should read this information in conjunction with our financial statements, including the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Unaudited Pro Forma Financial Data" included elsewhere in this prospectus. The following summary consolidated statement of operations data for each of the fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of July 2, 2006 and the summary consolidated statement of operations data for the six months ended July 3, 2005 and July 2, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited summary consolidated financial data as of July 3, 2005 and July 2, 2006 and for the six months then ended, has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

	Year Ended (a)(e)			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Consolidated Statement of Operations Data:
Sales, net	$94,661	$141,801	$259,295	$112,312	$186,100
Cost of goods sold	31,041	39,621	74,511	31,190	52,133

Gross profit	63,620	102,180	184,784	81,122	133,967
Expenses:
Selling, general and administrative	40,593	61,156	103,270	45,279	62,856
Depreciation and amortization	1,150	801	1,106	352	971
Stock-based compensation (b)	—	819	1,370	620	2,467
Restructuring charges (c)	—	—	643	—	—
Asset impairment charge (d)	—	—	1,055	—	—
Recapitalization fees and expenses (e)	—	21,430	—	—	—

Total operating expenses	41,743	84,206	107,444	46,251	66,294

Operating income	21,877	17,974	77,340	34,871	67,673
Other income (expense):
Interest expense (e) (f) (g) (h)	(1,592)	(6,348)	(21,503)	(8,313)	(21,870)
Debt extinguishment costs (f) (g) (h) (i)	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	36	4	221	10	631

Income before provision for income taxes	19,998	11,090	39,523	16,010	43,043
Provision for income taxes	8,152	7,088	15,633	6,333	18,035

Net income	$11,846	$4,002	$23,890	$9,677	$25,008

Deemed dividend attributable to preferred stockholders (j)	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$9,677	$25,008

	Year Ended (a)(b)			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Other Data:
Adjusted EBITDA (k)	$23,530	$46,974	$82,948	$36,143	$71,411
Cash provided by (used in):
Operating activities	6,650	12,825	40,000	20,540	10,757
Investing activities	(313)	(2,238)	(7,542)	(3,258)	(4,293)
Financing activities (e) (f) (g) (h)	(7,132)	(6,546)	(18,225)	(463)	(11,507)
Depreciation	455	517	1,106	352	971
Amortization of intangibles	695	284	—	—	—

        The following table reflects our consolidated balance sheet data as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $233.8 million of indebtedness under our senior subordinated notes and senior secured credit facilities from the net proceeds of this offering and the concurrent refinancing of a portion of our debt and (3) the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them as described under "Use of Proceeds."

	As of July 2, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,632	$13,632
Working capital	44,907	47,613
Property and equipment, net	13,151	13,151
Total assets	120,856	120,508
Total debt	712,456	479,916
Total stockholders' deficit	(628,826)	(396,634)

  (a)
  Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31.

  (b)
  On January 3, 2005, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

  (c)
  As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income.

  (d)
  During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

  (e)
  On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

  (f)
  On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, paid off a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we incurred $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of Emerging Issues Task Force (EITF) Abstract 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (g)
  On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we incurred $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (h)
  On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we incurred $3.4 million of costs relating to the write off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (i)
  In connection with our June 2004 recapitalization, we incurred costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed. In

    September 2003, we incurred costs of $0.3 million related to the amendment of our line of credit agreement that were expensed as debt extinguishment costs.

  (j)
  In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note required us to pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

  (k)
  In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance, to measure our performance when determining management bonuses and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have an event of default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

        All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe the use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

        The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of the limitations of EBITDA and Adjusted EBITDA include, but are not limited to:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  they do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

        We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Net income	$11,846	$4,002	$23,890	$9,677	$25,008
Plus: interest expense	1,592	6,348	21,503	8,313	21,870
Less: interest income	(36)	(4)	(221)	(10)	(631)
Plus: depreciation and amortization	1,150	801	1,106	352	971
Plus: provision for income taxes	8,152	7,088	15,633	6,333	18,035

EBITDA	22,704	18,235	61,911	24,665	65,253
Plus: debt extinguishment costs(1)	323	540	16,535	10,558	3,391
Plus: recapitalization fees and expenses(2)	—	21,430	—	—	—
Plus: warrant charge(3)	—	5,560	—	—	—
Plus: management fees(4)	503	390	600	300	300
Plus: restructuring charges(5)	—	—	643	—	—
Plus: asset impairment charge(6)	—	—	1,055	—	—
Plus: stock-based compensation(7)	—	819	1,370	620	2,467
Plus: deferred offering costs(8)	—	—	834	—	—

Adjusted EBITDA	$23,530	$46,974	$82,948	$36,143	$71,411

(1)
During years ended December 31, 2003, January 2, 2005 and January 1, 2006, we recorded debt extinguishment costs of $0.3 million, $0.5 million and $16.5 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. During the six months ended July 2, 2006, we incurred debt extinguishment costs of $3.4 million in connection with our June 2006 recapitalization.

(2)
In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(3)
In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

(4)
We pay transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that will be terminated in connection with this offering. We will pay an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements. For more information, see "Certain Relationships and Related Party Transactions — Management Advisory Fees."

(5)
In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income.

(6)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

(7)
The stock-based compensation charges for the year ended January 1, 2006 and the six months ended July 3, 2005 and July 2, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

(8)
During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success is dependent on sales of our mineral-based foundation. A change in consumer preferences for such products could harm our business.

        During the year ended January 1, 2006 and the six months ended July 2, 2006, approximately 50.4% and 46.2% of our net sales were derived from our sales of foundation products. We are vulnerable to shifting consumer tastes and demands and cannot assure you that our foundation will maintain its popularity and market acceptance. Our growth and future success will depend, in part, upon consumer preferences for our mineral-based foundation. A decline in consumer demand for our mineral-based foundation would result in decreased net sales of our products and harm our business. Moreover, we are identified as a mineral-based cosmetics company, and it would likely damage our reputation were these products to fall out of favor with consumers.

We do not have long-term purchase commitments from our significant customers, and a decrease or interruption in their business with us would reduce our sales and profitability.

        We depend on wholesale sales to QVC Inc. and to specialty beauty retailers for a significant portion of our net sales. Sales to QVC, Sephora and Ulta accounted for an aggregate of 33.5% of our net sales for the year ended January 1, 2006, with sales to one of these customers accounting for greater than 10% of our net sales for the year ended January 1, 2006. Sales to QVC, Sephora and Ulta accounted for an aggregate of 40.7% of our net sales for the six months ended July 2, 2006, with sales to each of these customers accounting for greater than 10% of our net sales for the six months ended July 2, 2006. Our arrangement with QVC does not obligate QVC to make any purchases of our products or to undertake any efforts to promote our products on air or otherwise, and our arrangements with each of Sephora and Ulta are by purchase order and are terminable at will at the option of either party. A substantial decrease or interruption in business from these significant customers could result in inventory write-offs or in the loss of future business and could reduce our liquidity and profitability. In addition, our appearances on QVC enhance our brand awareness and drive sales both on QVC and in our other sales channels. As a result, a decision by QVC to reduce the number of times per year it features our products on air or the type of such appearances would cause a decline in our sales to QVC and could cause sales in our other channels to suffer.

        In the future, our significant customers may undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease their orders for our products. Further, one or more of these customers may decide to exclusively feature a competitor's mineral-based products, develop their own store-brand mineral-based products or reduce the number of brands of cosmetics and beauty products they sell, either of which could affect our ability to sell our products to them on favorable terms, if at all. Our loss of significant customers would impair our sales and profitability and harm our business, prospects, financial condition and results of operations.

The beauty industry is highly competitive, and if we are unable to compete effectively it could significantly harm our business, prospects, financial condition and results of operations.

        The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. Our products face, and will continue to face, competition for consumer recognition and market share with products that have achieved significant national and international brand name recognition and consumer loyalty, such as those offered by global prestige beauty companies Elizabeth Arden, Inc., The Estée Lauder Companies, Inc. and L'Oréal S.A. These companies have significantly greater resources than we have and are less leveraged than we will be even after we apply the anticipated net proceeds of this offering. Our competitors typically devote substantial resources to promoting their brands through traditional forms of advertising, such as print media and television commercials. Because of such mass marketing methods, our competitors' products may achieve higher visibility and recognition than our products. In addition, our competitors may duplicate our marketing strategy and distribution model to increase the breadth of their product sales.

        The total market for prestige cosmetics is not growing rapidly. As a result, competition for market share in this cosmetics category is especially intense. In order to succeed, we must continue to take market share from our competitors across all of our sales channels. We compete with prestige cosmetics companies primarily in department store and specialty beauty retail channels, but prestige cosmetics companies also recently have increased their sales through infomercial and home shopping television channels. Mass cosmetics brands are sold primarily though channels in which we do not sell our products, such as mass merchants and catalogs, but mass cosmetics companies are increasingly making efforts to acquire market share in the higher-margin prestige cosmetics category by introducing brands and products that address this market. If we are unable to maintain or improve the inventory levels and in-store positioning of our products in third-party retailers or maintain and increase sales of our products through our other distribution channels, including infomercials, home shopping television and other direct-to-consumer methods, our ability to achieve and maintain significant market acceptance for our products could be severely impaired.

        Our i.d. bareMinerals foundation products face competition from liquid- or cream-based foundation and, to a lesser extent, mineral-based foundation products, sold by our competitors. Because the process for production of mineral-based cosmetics is not subject to patent protection, there is a low barrier to entry into the market for such products. If global prestige beauty companies were to significantly increase production and marketing of mineral-based cosmetics, our net sales could suffer. If consumers prefer our competitors' products over ours, we will lose market share and our net sales will decline. New products that we develop might not generate sufficient consumer interest and sales to become profitable or to cover the costs of their development.

        Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions have a significant impact on consumers' buying decisions and, as a result, our net sales. These factors, as well as demographic trends, economic conditions and discount pricing strategies by competitors, could result in increased competition and could harm our net sales and profitability.

We may be unable to manage our growth effectively, which could cause our liquidity and profitability to suffer.

        We have grown rapidly, with our net sales increasing from approximately $94.7 million for the year ended December 31, 2003 to approximately $259.3 million for the year ended January 1, 2006.

Our growth has placed, and will continue to place, a strain on our management team, information systems and other resources. To manage growth effectively, we must:

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  continue to enhance our operational, financial and management systems, including our warehouse management, inventory control and in-store point-of-sale systems;

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  maintain and improve our internal controls and disclosure controls and procedures; and

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  expand, train and manage our employee base.

        We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, prospects, financial condition or results of operations. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our prospects and results of operations would suffer.

We may be unable to sustain our growth or profitability, which could impair our future success and ability to make investments in our business.

        Our ability to succeed depends, to a significant extent, on our ability to grow our business while maintaining profitability. We may not be able to sustain our growth or profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including, without limitation:

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  the level of competition in the beauty industry;

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  our ability to continue to execute successfully our strategic initiatives and growth strategy;

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  our ability to sell our products effectively through our various distribution channels in volumes sufficient to drive growth and leverage our cost structure and media spending;

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  our ability to improve our products continuously in order to offer new and enhanced consumer benefits and better quality;

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  our ability to maintain efficient, timely and cost-effective production and delivery of our products;

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  the efficiency and effectiveness of our sales and marketing efforts, including through infomercials and QVC, in building product and brand awareness, driving traffic to our various distribution channels and increasing sales;

  •
  our ability to identify and respond successfully to emerging trends in the beauty industry;

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  our ability to maintain and intensify our consumers' emotional connection with our brand, including through friendly and effective customer service and contacts;

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  our ability to maintain public association of our brand with prestige beauty products;

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  the level of consumer acceptance of our products; and

  •
  general economic conditions and consumer confidence.

        We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to execute any material part of our strategic plan or growth strategy successfully could significantly impair our ability to service our indebtedness and make investments in our business.

If we are unable to retain key executives and other personnel, particularly Leslie Blodgett, our Chief Executive Officer and primary spokesperson, and recruit additional executives and personnel, we may not be able to execute our business strategy and our growth may be hindered.

        Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. Any inability to fill vacancies in our senior executive positions on a timely basis could harm our ability to implement our business strategy, which would harm our business and results of operations.

        In addition, we are particularly dependent on Leslie Blodgett, our Chief Executive Officer and primary spokesperson, as her talents, efforts, personality and leadership have been, and continue to be, critical to our success. Many of our customers identify our products by their association with Ms. Blodgett, and she greatly enhances the success of our sales and marketing. There can be no assurance that we will be successful in retaining her services. We maintain key executive life insurance policies with respect to Ms. Blodgett totaling approximately $34 million, which is payable to the lenders under our senior secured credit facility in the event we collect payments on the policy. A diminution or loss of the services of Ms. Blodgett would significantly harm our net sales, and as a result, our business, prospects, financial condition and results of operations.

Our senior management team has limited experience working together as a group, and may not be able to manage our business effectively.

        Most of the members of our senior management team, including our President, Chief Financial Officer and Chief Operations Officer, Vice President of Finance, Vice President of Creative, Vice President of Operations and Vice President of Information Technology, have been hired since December 2004. As a result, our senior management team has limited experience working together as a group. This lack of shared experience could harm our senior management team's ability to quickly and efficiently respond to problems and effectively manage our business.

Our planned expansion of our boutique operations will result in increased expenses with no guarantee of increased earnings. In addition, we may close boutiques that are not profitable or incur other costs, which could cause our results of operations to suffer.

        We plan to open a total of seven new boutiques in 2006 (of which five were open at July 2, 2006) and ten new boutiques in 2007. We expect our total capital expenditures associated with opening these new boutiques to be approximately $2.5 million in 2006 and $3.5 million in 2007. However, we may not be able to attain our target number of new boutique openings, and any of the new boutiques that we open may not be profitable, either of which could cause our financial results to suffer. Our ability to expand by opening new boutiques will depend in part on the following factors:

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  the availability of attractive boutique locations;

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  our ability to negotiate favorable lease terms;

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  our ability to identify customer demand in different geographic areas;

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  general economic conditions; and

  •
  availability of sufficient funds for expansion.

        In order to continue our expansion of boutiques, we will need to hire additional management and staff for our corporate offices and employees for each new boutique. In addition, we will need to expand our information technology systems to accommodate the growth of our operations. If we are unable to hire necessary personnel or grow our existing information technology systems, our expansion efforts may not succeed and our results of operations may suffer.

        Some of our expenses will increase with the opening of new boutiques, such as headcount and lease occupancy expenses as well as information technology system expenses. Moreover, as we stock new boutiques with product inventory, our inventory expenditures will increase. We may not be able to manage these increased expenses without decreasing our earnings. If any of our boutiques fails to generate attractive financial returns or otherwise does not serve our strategic goals, we may be required to close that boutique. If we were to close any boutique, we likely would incur expenses in connection with such closing, would be unable to recover our investment in leasehold improvements at that boutique and would be liable for remaining lease obligations, which could harm our results of operations.

Our media spending might not result in increased net sales or generate the levels of product and brand name awareness we desire, and we might not be able to increase our net sales at the same rate as we increase our advertising expenditures. In addition, our infomercials might not continue to be an effective distribution channel, which could harm our net sales.

        Our future growth and profitability will depend in part on the effectiveness and efficiency of our media spending, including our ability to:

  •
  create greater awareness of our products and brand name;

  •
  determine the appropriate creative message and media mix for future expenditures; and

  •
  effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

        Our infomercials and advertising may not result in increased sales or generate desired levels of product and brand name awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

        We depend on infomercials as one of our most significant distribution channels for marketing and selling our products. To the extent that sales resulting from our infomercials decrease or if there is a marked increase in the price we pay for our media time, the cost-effectiveness for such infomercials will decrease. If our infomercials are broadcast during times when viewership is low, this could also result in a decrease of the cost-effectiveness of such broadcasts, which could cause our results of operations to suffer. Also, to the extent we have committed in advance for broadcast time for our infomercials, we would have fewer resources available for potentially more effective distribution channels.

We depend on third parties to manufacture all of the products we sell, and we have a long-term contract with only one of the manufacturers of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements, we may fail to meet customer demand and our net sales and profitability may suffer as a result.

        All of our products are contract manufactured or supplied by third parties. We have a long-term contract with only one of the manufacturers of our products. The fact that we do not have long-term contracts with our other third-party manufacturers means that they could cease manufacturing these products for us at any time and for any reason. In addition, our third-party manufacturers are not restricted from manufacturing our competitors' products, including mineral-based products. We also source some of our products through a supplier agent that purchases products from third-party manufacturers. This supplier agent, with whom we do not have a long-term contract, accounted for approximately 44% and 39% of our net product received for the year ended January 1, 2006 and the six months ended July 2, 2006, respectively. If we are unable to obtain adequate supplies of suitable products because of the loss of one or more key vendors or manufacturers or our supplier agent or otherwise, our business and results of operations would suffer because we would be missing products from our merchandise mix unless and until we could make alternative supply arrangements. In addition, identifying and selecting alternative vendors would be time-consuming and expensive, and we might experience significant delays in production during this selection process. Our inability to secure adequate and timely supplies of merchandise would harm inventory levels, net sales and gross profit, and ultimately our results of operations.

        Our manufacturers also may increase the cost of the products we purchase from them. If our manufacturers increase our costs, our margins would suffer unless we were able to pass along these increased costs to our customers. We may not be able to develop relationships with new vendors and manufacturers, and even if we do establish such relationships, such new vendors and manufacturers might not allocate sufficient capacity to us to meet our requirements. Furthermore, products from alternative sources, if any, may be of a lesser quality or more expensive than those we currently purchase. In addition, if we increase our product orders significantly from the amounts we have historically ordered from our manufacturers, our manufacturers might be unable to meet this increased demand. To the extent we fail to obtain additional products from our manufacturers, we may not be able to meet customer demand, which could harm our net sales and profitability.

Our third-party manufacturers may not continue to produce products that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause customer dissatisfaction and require us to find alternative suppliers of our products.

        Our third-party manufacturers may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with our standards or applicable regulatory requirements, as described below. If we are forced to rely on products of inferior quality, then our customer satisfaction and brand reputation would likely suffer, which would lead to reduced net sales. In addition, we may be required to find new third-party manufacturers to supply our products. There can be no assurance that we would be successful in finding third-party manufacturers that make products meeting our standards of quality.

        In accordance with the Federal Food, Drug and Cosmetic Act, or FDC Act, and regulations enforced by the Food and Drug Administration, or FDA, the manufacturing processes of our third party manufacturers must comply with the FDA's current Good Manufacturing Practices, or cGMPs, for manufacturing drug products. The manufacturing of our cosmetic products are subject to the misbranding and adulteration sections of the FDC Act applicable to cosmetics. The FDA may inspect our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with cGMPs and the FDC Act provisions applicable to manufacturing cosmetic products. We will have limited control over the FDA compliance of our third-party manufacturers. A history of past compliance is not a guarantee that future FDA regulatory manufacturing requirements will not mandate other compliance steps with associated expense.

        If we or our third-party manufacturers fail to comply with federal, state or foreign regulations, we could be required to suspend manufacturing operations, change product formulations, suspend the sale of products with non-complying specifications, initiate product recalls or change product labeling, packaging or advertising or take other corrective action. In addition, sanctions under the FDC Act may include seizure of products, injunctions against future shipment of products, restitution and disgorgement of profits, operating restrictions and criminal prosecution. If any of the above events occurs, we would be required to expend significant resources to comply with FDA requirements and we might need to seek the services of alternative third-party manufacturers. Obtaining the required regulatory approvals, including from the FDA, to use alternative third-party manufacturers may involve a lengthy and uncertain process. A prolonged interruption in the manufacturing of one or more of our products as a result of non-compliance could decrease our supply of products available for sale which could reduce our net sales, gross profits and market share, as well as harm our overall business, prospects, financial condition and results of operations.

We depend on Datapak Services Corporation, or Datapak, for fulfillment of products sold through our infomercials.

        We depend on Datapak for fulfillment of our infomercial sales, which represented 37% and 34% of our net sales for the year ended January 1, 2006 and the six months ended July 2, 2006, respectively. We contract with Datapak for inventory management, call center operation, hosting of our bareminerals.com website and packing and shipping of product to our customers. Our contract with Datapak expires on December 31, 2007 subject to automatic one-year renewals thereafter for one-year periods unless either party gives 90 days' written notice of nonrenewal. If Datapak were to terminate its relationship with us, we could experience a delay in reestablishing our inventory management and ability to pack and ship product to our infomercial customers, which could harm our business. Additionally, our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of Datapak's customer call center operations. In the past, we have received customer complaints related to the services provided by Datapak's customer call center operations. Because our success depends in large part on keeping our customers satisfied, and because infomercial sales constitute a significant portion of our net sales, our failure to provide satisfactory levels of customer service in the future and any failure by Datapak to provide satisfactory levels of customer service in the future would likely impair our reputation and harm our business, prospects, financial condition and results of operations.

Our manufacturers ship a significant portion of the product we order to our distribution center in Hayward, California, and any significant disruption of this center's operations would hurt our ability to make timely delivery of our products.

        We distribute products to our premium wholesale, spa and salon and international customers, QVC and our company-owned boutiques from our facility in Hayward, California. Approximately 63% of our net sales for the year ended January 1, 2006 and 67% of our net sales for the six months ended July 2, 2006 were derived from these channels. A natural disaster or other catastrophic event, such as a fire, flood, severe storm, break-in, terrorist attack or other comparable event could cause interruptions or delays in our business and loss of inventory and could render us unable to accept or fulfill customer orders in a timely manner, or at all. In addition, Hayward is located on a major fault line, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of our distribution facility, and our coverage under our existing earthquake insurance is limited to $10 million. The impact of any of these natural disasters or other catastrophic events on our business may be exacerbated by the fact that we are still in the process of developing our formal disaster recovery plan, and we do not have a final plan currently in place. In addition, our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, fire, natural disaster or other catastrophic event were to destroy a significant part of our Hayward, California facility or interrupt our operations for an extended period of time, our net sales would be reduced and our results of operations would be harmed.

Our quarterly results of operations may fluctuate due to the timing of customer orders, the number of QVC appearances we make, new boutique openings, as well as limited seasonality and other factors.

        We may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including the timing of orders from our premium wholesale customers, the timing and number of our appearances on QVC, the timing of new boutique openings, seasonality and other factors. We make sales to our premium wholesale customers on a purchase order basis, and we receive new orders when and as these customers need replenishment product. As a result, their orders typically are not evenly distributed through the course of the year. In addition, our sales to QVC are largely dependent on the timing and number of our on-air appearances, with our greatest sales generated through appearances where our products are featured as "Today's Special Value" or "TSV." As such, we expect our quarterly results to continue to fluctuate based on the number of shows in a quarter and whether a particular quarter includes a TSV or not.

        We plan to open a total of seven new boutiques in 2006, five of which were open as of July 2, 2006, and ten new boutiques in 2007. The timing of these boutique openings will impact both our net sales and our selling, general and administrative expenses. For example, if we were to open a number of new boutiques at the end of a quarter, our results of operations for that quarter would include limited net sales from the new boutiques but substantially all of the pre-opening expenses associated with such boutiques.

        In addition, our plans to open a number of new boutiques and expand our retail presence could have the effect of increasing the percentage of sales driven through these sales channels. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our specialty beauty retail and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our total sales, we may experience increased seasonality.

We are planning a replacement of our core systems that might disrupt our supply chain operations.

        We are in the process of substantially modifying our information technology systems supporting our financial management and reporting, inventory and purchasing management, order management, warehouse management and forecasting. Modifications will involve replacing legacy systems with successor systems during the course of 2006 and 2007. There are inherent risks associated with replacing our core systems, including supply chain disruptions that may affect our ability to deliver products to our customers. We believe that other companies have experienced significant delays and cost overruns in implementing similar systems changes, and we may encounter similar problems. We may not be able to successfully implement these new systems or implement them without supply chain disruptions in the future. Any resulting supply chain disruptions could harm our business, prospects, financial condition and results of operations. We do not believe our existing systems are adequate to support our growth. Thus, if we are not able to implement these new systems successfully, our business, prospects, financial condition and results of operations may suffer.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

        Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our primary computer systems and operations are located at a co-location facility in San Francisco, California and our corporate headquarters also in San

Francisco, California and are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and customers. Systems integration issues are complex, time-consuming and expensive.

        We outsource the hosting of our websites bareescentuals.com, bareminerals.com and mdformulations.com. In the event that any of our website service providers experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. In the event it becomes necessary to switch hosting facilities in the future, we may not be successful in finding an alternative service provider on acceptable terms or in hosting our websites ourselves. Any significant interruption in the availability or functionality of our website or our sales processing, distribution or communications systems, for any reason, could seriously harm our business, prospects, financial condition and results of operations.

Our independent auditors have indicated to us that they believe there were material weaknesses in our internal controls for the fiscal year ended January 2, 2005. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.

        In connection with the completion of its audit of, and the issuance of an unqualified report on, our financial statements for the fiscal year ended January 2, 2005, our independent auditors, Ernst & Young LLP, delivered a management letter identifying the following reportable conditions involving our internal controls that it considers to be material weaknesses:

  •
  our financial closing procedures and processes did not support timely and accurate reporting of the Company's financial results, and the internal control structure in the financial accounting department did not provide for adequate supervision and review of personnel; and

  •
  the technical accounting knowledge of our accounting personnel during the year ended January 2, 2005 was not sufficient in relation to our business, the nature and complexity of our financial statement reporting obligations and the increasing complexity of generally accepted accounting principles.

        Ernst & Young LLP noted that these weaknesses resulted in numerous post-closing adjustments, affecting a number of financial statement accounts.

        We have taken steps to strengthen our internal control processes to address the matters identified by Ernst & Young LLP, including (1) hiring a new chief financial officer and new finance executives with substantial industry and public company accounting experience and (2) establishing processes to improve communications between the finance department and the operations and executive departments to ensure that all significant transactions and contracts entered into by authorized individuals are captured in our financial accounting records. While no material weaknesses were identified during the course of our audit for the fiscal year ended January 1, 2006, we cannot assure you that these issues will not arise in future periods.

        The existence of one or more material weaknesses or significant deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. If we cannot produce reliable financial reports, our business and financial condition could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Our indebtedness could limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy significant debt service obligations or to refinance the obligations on acceptable terms, or at all.

        In connection with our June 2006 recapitalization, we restructured our first-lien and second-lien senior secured credit facilities originally entered into in February 2005 and amended in October 2005, and we issued $125.0 million of 15.0% senior subordinated notes. Our consolidated long-term indebtedness as of July 2, 2006 was $713.8 million, excluding debt discount. Based on interest rates in effect as of July 31, 2006, our annual debt service costs are currently $47.4 million for the remainder of the year ended December 31, 2006, approximately $93.6 million for fiscal year 2007, approximately $92.1 million for fiscal year 2008 and approximately $90.6 million for fiscal year 2009. We intend to prepay approximately $233.8 million in principal amount of such indebtedness with the proceeds of this offering and the concurrent refinancing of a portion of our debt, which would have left us with $479.9 million of debt as of July 2, 2006, as adjusted for the repayment of indebtedness with the net proceeds of this offering, write-off of debt discount and the concurrent refinancing of a portion of our debt. We may incur up to an additional $25.0 million under our revolving credit facility, subject to compliance with the maximum leverage ratio and cash interest coverage ratio covenants contained in those credit facilities. A 1% change in interest rates on our variable rate debt as of July 2, 2006, after giving effect to the application of the net proceeds of this offering and the concurrent refinancing of a portion of our debt, would result in a change of $2.4 million to our debt service costs for the six months ended December 31, 2006 and $13.0 million in the aggregate for the period from January 1, 2007 to January 3, 2010.

        Our senior secured credit facilities contain a number of significant covenants, which limit our ability to, among other things, incur additional indebtedness, make investments, pay dividends, make distributions, or redeem or repurchase capital stock and grant liens on our assets or the assets of our subsidiaries. For example, we are restricted from incurring additional indebtedness unless we satisfy the maximum leverage ratio and cash interest coverage ratio covenants in those credit facilities. As of July 2, 2006, we could incur an additional $25.6 million of indebtedness in compliance with these covenants. In addition, in September 2006, we amended our senior secured credit facilities to permit the issuance of up to $135.0 million in additional first-lien term loans, which we intend to use to refinance a portion of our debt concurrently with this offering. Our senior secured credit facilities also require us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facilities. If the lenders accelerate amounts owing under our senior secured credit facilities because of a default and we are unable to pay such amounts, the lenders have the right to foreclose on substantially all of our assets.

        In addition, our substantial indebtedness and the fact that a substantial portion of our cash flow from operations must be used to make principal and interest payments on this indebtedness could have important consequences, including:

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  increasing our vulnerability to general adverse economic and industry conditions, placing us at a disadvantage compared to our competitors who are less leveraged;

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  reducing the availability of our cash flow for other purposes, including working capital, capital expenditures, product development, acquisitions or other corporate requirements;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt; and

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  limiting our ability to obtain additional financing in the future that we may need to fund working capital, capital expenditures, product development, acquisitions or other corporate requirements.

        Our ability to incur significant future indebtedness, whether to finance capital expenditures, product development, potential acquisitions or for general corporate purposes, will depend on our ability to generate cash flow. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our senior secured credit facilities in amounts sufficient to enable us to fund our liquidity needs, our financial condition and results of operations may be harmed. If we cannot make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity financing. If we are unable to refinance this or any of our indebtedness on commercially reasonable terms or at all, or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our debt obligations have variable interest rates, which makes us vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.

        As of July 2, 2006, on an as adjusted basis after giving effect to the application of the net proceeds of this offering and the concurrent refinancing of a portion our debt, we would have had approximately $479.9 million of consolidated indebtedness that was subject to variable interest rates. Interest rates in the U.S. recently have been near historic lows, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Presently, we do not hedge any of our variable rate indebtedness against interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the as adjusted $479.9 million of variable interest rate indebtedness that would have been outstanding as of July 2, 2006, after giving effect to the application of the net proceeds of this offering and the concurrent refinancing of a portion our debt, a hypothetical 1% increase or decrease in interest rates would have resulted in a $2.4 million change to our interest expense for the six months ending December 31, 2006.

We had an as adjusted negative net worth of $396.6 million as of July 2, 2006, which may make it more difficult and costly for us to obtain financing in the future.

        As of July 2, 2006, after giving effect to this offering, the repayment of approximately $233.8 million in principal amount of our indebtedness with the proceeds of this offering and the concurrent refinancing of a portion our debt and the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, we would have had a negative net worth of approximately $396.6 million. Our negative net worth resulted from the use of borrowings to fund our repurchase of stock in connection with our June 2004 recapitalization and to fund dividends in connection with our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization transactions. As a result of our negative net worth, we may face greater difficulty and expense in obtaining future financing than we would face if we had a greater net worth, which may limit our ability to meet our needs for liquidity or otherwise compete effectively in the marketplace.

Our products may cause unexpected and undesirable side effects that could limit their use, require their removal from the market or prevent further development. In addition, we are vulnerable to claims that our products are not as effective as we claim them to be.

        Unexpected and undesirable side effects caused by our products for which we have not provided sufficient label warnings could result in our recall or discontinuance of sales of our products. Unexpected and undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected products or could substantially increase the costs and expenses of commercializing new products. In addition, consumers or industry analysts may assert claims that our products are not as effective as we claim them to be. Unexpected and undesirable side effects associated with our products or assertions that our products are not as effective as we claim them to be also could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and net sales. We are particularly susceptible to these risks because our marketing campaign heavily relies on the assertion that our products are "pure" and ideal for women who have skin conditions that can be exacerbated by traditional cosmetics.

We may face product liability claims and may be required to recall products, either of which could result in unexpected costs and damage to our reputation.

        Our business exposes us to potential liability risks that arise from the testing, manufacture and sale of our beauty products. Plaintiffs in the past have received substantial damage awards from other cosmetics companies based upon claims for injuries allegedly caused by the use of their products. We currently maintain general liability insurance with an annual aggregate coverage limit of $15.0 million. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards outside or in excess of our insurance policy limits. In addition, in the past, we have recalled certain of our products, and in the future, it may be necessary for us to recall products that do not meet approved specifications or because of the side effects resulting from the use of our products, which would result in adverse publicity, potentially significant costs in connection with the recall and a loss of net sales from such products.

We do not currently own any patents on our products. If we are unable to protect our intellectual property rights, our ability to compete could be harmed.

        We regard our trademarks, trade dress, copyrights, trade secrets, know-how and similar intellectual property as critical to our success. Our principal intellectual property rights include registered trademarks on our name, "Bare Escentuals," as well as our brands "i.d. bareMinerals," "i.d.," "md formulations," "Bare Escentuals" and "RareMinerals," copyrights in our infomercial broadcasts and website content, rights to our domain names www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com, and trade secrets and know-how with respect to product formulations, product sourcing, sales and marketing and other aspects of our business. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, suppliers, and others to protect our proprietary rights. We have not received patent protection on any of our products, though we have licenses for the proprietary formulations and ingredients used in some of our md formulations products and RareMinerals. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our brand and reputation could be impaired and we could lose customers.

        Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

        Other parties may infringe on our intellectual property rights and may thereby dilute our brands in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. For example, we currently are pursuing claims in litigation against L'Oréal USA, Inc. regarding its use of the mark COLOR ID and against MD Skincare LLC and its founder Dr. Dennis Gross regarding MD Skincare's use of the trademark "MD Skincare." In each case, we believe the competing marks infringe our trademark rights and create confusion in the marketplace. We have incurred and expect to incur significant legal fees and other expenses in pursuing these claims. If we receive an adverse judgment in either of these matters or in any other cases we may bring in the future to defend our intellectual property rights, we may suffer further dilution of our trademarks and other rights, which could harm our ability to compete as well as our business, prospects, financial condition and results of operations.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing or commercializing products. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use.

        Our technologies, products or potential products in development may infringe rights under patents, patent applications, trademark, copyright or other intellectual property rights of third parties in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a third party were to bring an intellectual property infringement suit against us, we could be forced to stop or delay development, manufacturing, or sales of the product that is the subject of the suit.

        Our Bioceutix Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to Bioceutix of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. For the year ended January 1, 2006, we made approximately 65.3% of our sales of md formulations products to spas and salons, which we require to employ aestheticians and to international distributors, but during the past five years, we also have sold these products in our premium wholesale channels, through our own boutiques and on our mdformulations.com website. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to expand the permitted field of use to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation with the objective of obtaining these rights. Any such litigation would cause us to incur substantial expenses and, if we were unsuccessful, could cause us to lose the right to sell our products in one or more of our existing distribution channels or to pay damages, either of which could significantly harm our business, prospects, financial condition and results of operations. Sales of md formulations products accounted for approximately 7.4% and 5.1% of our net sales for the year ended January 1, 2006 and the six months ended July 2, 2006, respectively.

        As a result of intellectual property infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

        In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the USPTO and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any intellectual property litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings better than us because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could impair our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time and resources.

We may be subject to liability for the content that we publish.

        As a publisher of infomercial broadcasts and online content, we face potential liability for intellectual property infringement and other similar claims based on the information and other content contained in our infomercials, website and instructional DVDs and videos. In the past, parties have brought these types of claims and sometimes successfully litigated them against other online services. If we incur liability for our infomercial or online content, our business, prospects, financial condition and results of operations could suffer.

The regulatory status of our cosmetics or skin care products could change, and we may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.

        The FDA does not have a premarket approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs or biologics. If certain of our i.d. bareMinerals, RareMinerals or our other products are deemed to be drugs or biologics, rather than cosmetics, we would be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them. In such event, we may not have sufficient resources to conduct any required clinical trials, and we may not be able to establish sufficient efficacy or safety data to resume the sale of these products. Any inquiries by the FDA or any foreign regulatory authorities into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could severely damage our brand reputation and image in the marketplace, as well as our relationships with customers, which would harm our business, prospects, financial condition and results of operations.

        Our foundations and concealers as well as some of our md formulations products are considered over-the-counter (OTC) drug products by the FDA. The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a "monograph" system that specifies active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are OTC drugs are not in compliance with the applicable FDA monograph, we would be required to (i) reformulate such product, (ii) cease to make certain use claims relating to such product or (iii) cease to sell such product until we receive further FDA approval. There can be no assurance that, if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense. In addition, OTC drug products must be manufactured in accordance with drug good manufacturing practice regulations. Our OTC drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with drug good manufacturing practices and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards. If the FDA finds a violation of drug good manufacturing practices, it may enjoin the manufacturer's operations, seize products, or criminally prosecute the manufacturer, any of which could require us to find alternative manufacturers, resulting in additional time and expense.

Regulatory matters governing our industry could decrease our net sales and increase our operating costs.

        In both our U.S. and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

        The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission, or FTC, state attorneys general in the U.S., the Ministry of Health, Labor and Welfare in Japan, as well as by various other federal, state, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net sales.

        In addition, our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of our products.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

        From time to time, in addition to this offering, we may seek additional equity or debt financing to provide for the capital expenditures required to finance working capital requirements, to increase the number of our boutiques or to make acquisitions. In addition, if our business plans change, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital to meet those needs. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We may seek to expand our product portfolio through internal development. There can be no assurance that we will be successful in marketing and selling any products we develop.

        Our business strategy contemplates the continued expansion of our portfolio of brands through internal product development. However, we may not be successful in internally developing new products. Even if we are able to develop new products, we might not be successful in marketing and selling these products.

We are subject to risks related to our international operations.

        As we expand our international operations, we will be increasingly susceptible to the following risks associated with international operations:

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  import and export license requirements;

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  trade restrictions;

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  changes in tariffs and taxes;

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  restrictions on repatriating foreign profits back to the United States;

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  the imposition of foreign and domestic governmental controls;

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  unfamiliarity with foreign laws and regulations;

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  difficulties in staffing and managing international operations;

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  product registration, permitting and regulatory compliance;

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  thefts and other crimes; and

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  geopolitical conditions, such as terrorist attacks, war or other military action.

        In addition, we plan to develop formal and informal marketing and distribution relationships with existing and new local business partners who can provide local expertise and sales and distribution infrastructure to support our expansion in our target international markets, which will be time-consuming and costly. Several of the risks associated with our international business may be within the control (in whole or in part) of these local business partners with whom we have established relationships or may be affected by the acts or omissions of these local business partners. No assurances can be provided that these local business partners will effectively help us in their respective markets or that they will act in compliance with foreign laws and regulations in providing us with services. The failure of these local business partners to assist us in their local markets and the other risks set forth above could harm our business, prospects, financial condition and results of operations.

Risks Related to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

        Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

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  introductions of new products or new pricing policies by us or by our competitors;

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  the gain or loss of significant customers or product orders;

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  actual or anticipated variations in our quarterly results;

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  the announcement of acquisitions or strategic alliances by us or by our competitors;

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  recruitment or departure of key personnel;

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  the level and quality of securities research analyst coverage for our common stock;

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  changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

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  market conditions in our industry and the economy as a whole.

        In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

A total of 71,028,093, or 81.6%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Based on shares outstanding as of July 2, 2006, we will have 87,028,093 shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining 71,028,093 shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The 180-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the "Underwriting" section of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Number of shares and % of total outstanding	Date available for sale into public market
16,000,000, or 18.4%	Immediately after this offering.
68,269,980, or 78.4%	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
2,758,113, or 3.2%	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods.

        As of July 2, 2006, stockholders owning 71,028,093 shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we intend to file a registration statement to register the approximately             shares reserved for future issuance under our equity compensation plans.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

You will pay more for our common stock than your pro rata portion of our assets is worth and, as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.

        If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $20.61 per share, based on an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding options to purchase our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

        Upon the closing of this offering, investment funds affiliated with Berkshire Partners LLC and JH Partners, LLC will beneficially own approximately 38.2% and 25.8% of our outstanding common stock, respectively, or approximately 37.1% and 25.1% if the underwriters exercise their over-allotment option in full. In addition, two of our directors immediately following this offering will be affiliated with Berkshire Partners LLC and two of our directors immediately following this offering will be affiliated with JH Partners, LLC. As a result, if these stockholders were to choose to act together, they will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to repay existing indebtedness and to fund the development and growth of our business. In addition, the terms of our senior secured credit facilities currently, and any future debt or credit facility may, restrict our ability to pay any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

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  dividing our board of directors into three classes serving staggered three-year terms;

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  authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

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  prohibiting stockholder actions by written consent;

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  prohibiting our stockholders from calling a special meeting of stockholders;

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  prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

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  requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

        We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation and bylaws and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are not eligible for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

        You should rely only on the information contained in this prospectus and any applicable free writing prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $235.9 million, based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $14.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $271.7 million, based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

        The principal purposes of this offering are to repay a portion of our indebtedness, make a payment in connection with termination of our sponsor management agreements, establish a public market for our common stock, facilitate our future access to public markets and provide liquidity for existing stockholders. We intend to use $233.8 million of the net proceeds from this offering to repay the principal outstanding under our second-lien term loans. In connection with this repayment of the second-lien term loans, an affiliate of Goldman, Sachs & Co. will receive approximately $15.0 million in its capacity as a lender. In addition, concurrently with the completion of this offering, we intend to refinance a portion of our debt by borrowing up to $135.0 million of additional first-lien term loans and using the net proceeds from these additional borrowings to repay our 15% senior subordinated notes which mature in June 2014. After application of the net proceeds of this offering and the concurrent refinancing of a portion of our debt, we expect to have a total of approximately $479.9 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds from this offering to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.

        As of July 2, 2006, our senior secured credit facilities consisted of a $25.0 million revolving credit facility under which no borrowings are outstanding, an aggregate of $354.8 million in first-lien term loans and an aggregate of $234.0 million in second-lien term loans. The revolving credit facility matures in February 2011, the first-lien term loans mature in February 2012 and the second-lien term loans mature in February 2013. Borrowings under the revolving credit facility and the first-lien term loans bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. Borrowings under the second-lien term loans generally bear interest at a rate equal to, at our option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of July 2, 2006, interest on the first-lien term loans was accruing at an annual rate of 10.0% and interest on the second-lien term loans was accruing at a blended annual rate of 12.4%. We incurred indebtedness under our senior secured credit facilities to fund our February 2005 recapitalization, our October 2005 recapitalization, our June 2006 recapitalization, refinance amounts borrowed in connection with our June 2004 recapitalization and for working capital purposes. Our first-lien term loan facility generally requires us to use proceeds from the sale of equity securities to prepay the first-lien term loan; provided, that subject to certain conditions, including maintenance of certain financial ratios, we may use the offering proceeds to prepay our 15.0% senior subordinated notes and our second-lien term loans. In September 2006, we amended our senior secured credit facilities to permit the issuance of up to $135.0 million in additional first-lien term loans, as described above.

DIVIDEND POLICY

        On June 10, 2004, we used approximately $169.6 million to redeem outstanding shares of common stock and preferred stock and to cash out certain fully vested options and warrants in connection with our June 2004 recapitalization. On February 18, 2005 in connection with our February 2005 recapitalization, on October 7, 2005 in connection with our October 2005 recapitalization, and on June 7, 2006 in connection with our June 2006 recapitalization, we paid cash dividends of approximately $122.4 million, $183.5 million and $340.4 million, respectively, to the holders of our outstanding shares of common stock. These dividend payments were not required to be made pursuant to any agreement and were funded with borrowings under senior secured credit facilities and senior subordinated notes and in part from our retained earnings and cash from operations. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Provisions in our senior secured credit facilities prevent us and our operating subsidiary from paying future dividends and making other distributions and transfers. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the filing, and effectiveness prior to completion of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, (2) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (3) the repayment of $233.8 million of indebtedness under our senior subordinated notes and senior secured credit facilities from the net proceeds of this offering and the concurrent refinancing of a portion of our debt and (4) the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        The as adjusted information below is illustrative only, and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in the table below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of July 2, 2006
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents(1)	$13,632	$13,632

Long-term debt, net of current portion	694,493	461,953
Stockholders' deficit:
Preferred stock, $0.001 par value: none authorized, none issued and outstanding, actual; 10,000 authorized, none issued and outstanding, as adjusted	—	—
Common stock, $0.001 par value, actual: 90,000 authorized, actual; 71,028 issued and outstanding, actual; $0.001 par value, as adjusted: 200,000 authorized, as adjusted; 87,028 issued and outstanding, as adjusted	71	87
Additional paid-in capital	2,967	238,896
Accumulated deficit	(631,864)	(635,617)

Total stockholders' deficit	(628,826)	(396,634)

Total capitalization	$65,667	$65,319

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease each of long-term debt, net of current portion, additional paid-in capital, total stockholders' deficit and total capitalization by $14.9 million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock to be outstanding after this offering is based on 71,028,093 shares outstanding as of July 2, 2006. This number does not include:

  •
  6,081,742 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $2.40 per share;

  •
  254,475 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $8.87 per share; and

  •
  4,500,000 shares of common stock reserved for future issuance under our equity incentive plans. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after this offering. As of July 2, 2006, we had a historical negative net tangible book value of $634.9 million, or $8.94 per share of common stock. Historical net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock.

        Our as adjusted net tangible book value per share after this offering gives effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $233.8 million of indebtedness under our senior subordinated notes and senior secured credit facilities from the net proceeds of this offering and the concurrent refinancing of a portion of our debt and (3) the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        Investors participating in this offering will incur immediate and substantial dilution. Our as adjusted negative net tangible book value as of July 2, 2006 was approximately $401.1 million, or approximately $4.61 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $4.33 per share to our existing stockholders and an immediate dilution of $20.61 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Historical net tangible book value per share as of July 2, 2006	$(8.94)
As adjusted increase per share attributable to new investors participating in this offering	4.33

As adjusted net tangible book value per share after this offering		(4.61)

As adjusted dilution per share to new investors participating in this offering		$20.61

        If the underwriters exercise their over-allotment option in full, as of July 2, 2006, the as adjusted negative net tangible book value per share would have been $4.09 per share, and the as adjusted dilution per share to new investors participating in this offering would have been $20.09 per share.

        The following table summarizes, on an as adjusted basis as of July 2, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $16.00 per share.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	71,028,093	81.6%	$116,129,233	(1)	31.2%	$1.63
New investors	16,000,000	18.4	256,000,000		68.8	16.00

Total	87,028,093	100.0%	$372,129,233		100.0%

(1)
Excludes the effect of approximately $646.3 million in aggregate dividends paid to stockholders pursuant to the February 2005, October 2005 and June 2006 recapitalizations.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own 79.4% and our new investors would own 20.6% of the total number of shares of our common stock outstanding after this offering.

        The number of shares of common stock to be outstanding after this offering is based on 71,028,093 shares outstanding as of July 2, 2006. This number does not include, as of July 2, 2006:

  •
  6,081,742 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $2.40 per share;

  •
  254,475 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $8.87 per share; and

  •
  4,500,000 shares of common stock reserved for future issuance under our equity incentive plans. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Because the exercise price of the outstanding options is significantly below the assumed offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of all options outstanding as of July 2, 2006, our negative net tangible book value as of July 2, 2006 would have been $8.05 per share, representing an immediate increase in net tangible book value of $0.89 per share to our existing stockholders. Assuming the exercise in full of all options outstanding as of July 2, 2006, our as adjusted negative net tangible book value as of July 2, 2006 would have been $4.15 per share, representing an immediate decrease in negative net tangible book value of $0.46 per share to new investors. See "Management — Employee Benefit Plans" for further information regarding our equity incentive and employee stock purchase plans.

        A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease our as adjusted net tangible book value by $14.9 million and the as adjusted net tangible book value per share after completion of this offering by $0.17 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would also increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $16.0 million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plan or we issue additional shares of common stock in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for each of the fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the selected consolidated balance sheet data as of January 2, 2005 and January 1, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the eleven months ended December 31, 2001 and the fiscal year ended December 31, 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of July 3, 2005 and July 2, 2006 and the selected consolidated statement of operations data for the six months ended July 3, 2005 and July 2, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        Our unaudited selected consolidated financial data as of July 3, 2005 and July 2, 2006 and for the six months then ended, has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

        The following selected consolidated financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and related notes, included elsewhere in this prospectus.

		Year Ended				Six Months Ended
	Eleven Months Ended December 31, 2001 (a)	December 31, 2002	December 31, 2003	January 2, 2005 (b)	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands, except per share data)
Sales, net	$19,235	$64,951	$94,661	$141,801	$259,295	$112,312	$186,100
Cost of goods sold	9,579	22,859	31,041	39,621	74,511	31,190	52,133

Gross profit	9,656	42,092	63,620	102,180	184,784	81,122	133,967
Expenses:
Selling, general and administrative	8,443	34,823	40,593	61,156	103,270	45,279	62,856
Depreciation and amortization	715	1,240	1,150	801	1,106	352	971
Stock-based compensation (c)	—	—	—	819	1,370	620	2,467
Restructuring charges (d)	—	—	—	—	643	—	—
Asset impairment charges (e)	—	568	—	—	1,055	—	—
Recapitalization fees and expenses (f)	—	—	—	21,430	—	—	—

Total operating expenses	9,158	36,631	41,743	84,206	107,444	46,251	66,294

Operating income	498	5,461	21,877	17,974	77,340	34,871	67,673
Other income (expense):
Interest expense (f)(g)(h)(i)	(486)	(1,746)	(1,592)	(6,348)	(21,503)	(8,313)	(21,870)
Debt extinguishment costs (g)(h)(i)(j)	—	—	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	32	7	36	4	221	10	631

Income (loss) before provision for income taxes	44	3,722	19,998	11,090	39,523	16,010	43,043
Provision for income taxes	393	1,377	8,152	7,088	15,633	6,333	18,035

Net income (loss)	$(349)	$2,345	$11,846	$4,002	$23,890	$9,677	$25,008

Deemed dividend attributable to preferred stockholders (k)	—	—	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$(349)	$2,345	$11,846	$(470)	$23,890	$9,677	$25,008

Net income (loss) per common share
Basic	$(0.01)	$0.04	$0.19	$(0.01)	$0.35	$0.15	$0.36

Diluted	$(0.01)	$0.03	$0.17	$(0.01)	$0.34	$0.14	$0.35

Cash dividend per common share	$—	$—	$—	$0.02	$4.45	$1.79	$4.81

Weighted average shares used in computing net income (loss) per share:
Basic	61,380	61,380	61,380	61,500	67,676	66,690	69,461

Diluted	61,380	68,192	68,192	61,500	69,285	67,638	72,116

	As of					As of
	December 31, 2001	December 31, 2002	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$395	$906	$401	$4,442	$18,675	$21,261	$13,632
Working capital	1,059	3,022	12,374	21,823	34,715	40,590	44,907
Total assets	25,148	31,618	36,714	63,559	94,895	91,642	120,856
Long-term debt, less current portion	12,037	9,378	4,832	80,998	377,166	214,750	694,493
Stockholders' equity (deficit)	(338)	1,906	14,795	(49,202)	(327,432)	(161,088)	(628,826)

(a)
In December 2001, we changed our fiscal year end from January 31 to December 31. The fiscal periods 2000 and 2001 are the year ended January 31, 2001 and 11 months ended December 31, 2001, respectively.

(b)
Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2001, 2002 and 2003, our annual fiscal periods ended on December 31.

(c)
On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

(d)
As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income.

(e)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

During
the year ended December 31, 2002, we discontinued a product line acquired as part of the acquisition of the md formulations business in December 2001 and recorded an impairment charge of $0.6 million to reduce the carrying amount of related long-lived assets to their fair value based on estimated future cash flows.

(f)
On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(g)
On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, paid off a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we incurred $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(h)
On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we incurred $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(i)
On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we incurred $3.4 million of costs relating to the write off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(j)
In connection with our June 2004 recapitalization, we incurred costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed. In September 2003, we incurred costs of $0.3 million related to the amendment of our line of credit agreement that were expensed as debt extinguishment costs.

(k)
In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note provided that we must pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is based on our historical consolidated financial statements after giving effect to (i) our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, (ii) the receipt by us of the estimated net proceeds from this offering of approximately $235.9 million, based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, (iii) the repayment of our second-lien term loans and the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC, (iv) our intention, concurrent with the completion of the offering, to refinance a portion of our debt by borrowing up to $135.0 million of additional first-lien term loans to repay our 15% senior subordinated notes, (v) the filing, and effectiveness prior to completion of this offering, of an amended and restated certificate of incorporation to increase the authorized number of shares of common stock to 200,000,000 and to authorize 10,000,000 shares of undesignated preferred stock and (vi) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        In connection with our February 2005 recapitalization, on February 18, 2005, we entered into a new credit agreement pursuant to which we borrowed an aggregate principal amount of $224.5 million comprised of (i) first-lien term loans of $155.0 million, (ii) second-lien term loans of $54.5 million and (iii) senior subordinated notes of $15.0 million, the proceeds of which were used to refinance all debt then outstanding, to pay a dividend to holders of our common stock in the aggregate amount of $122.4 million and to pay transaction costs in connection with our February 2005 recapitalization.

        In connection with our October 2005 recapitalization, on October 7, 2005, we agreed with our lenders to amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $187.5 million comprised of additional first-lien term loans of $96.0 million and additional second-lien term loans of $91.5 million, the proceeds of which were used to pay a dividend to holders of our common stock in the aggregate amount of $183.5 million and to pay transaction costs in connection with the October 2005 recapitalization.

        In connection with our June 2006 recapitalization, on June 7, 2006, we agreed with our senior lenders to further amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $331.6 million comprised of additional first-lien term loans of $118.6 million, additional second-lien term loans of $88.0 million, and we issued $125.0 million of 15% senior subordinated notes, the proceeds of which were used together to pay a dividend to holders of our common stock in the aggregate amount of $340.4 million and to pay transaction costs in connection with our June 2006 recapitalization.

        The unaudited pro forma condensed consolidated balance sheet as of July 2, 2006 is based on our historical balance sheet as of July 2, 2006, and has been prepared as if the receipt by us of the net proceeds from this offering, the repayment of our second-lien term loans, the management agreement buyouts and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes had all been consummated on July 2, 2006. The unaudited pro forma condensed consolidated statements of operations for the year ended January 1, 2006 and six months ended July 2, 2006 combines our historical results of operations with the impact of all of our recapitalizations, the receipt by us of the net proceeds from this offering, the repayment of our second-lien term loans, the management agreement buyouts and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes as if they had all been consummated on January 3, 2005. In calculating the interest expense for the periods presented, we used the rate in effect at the earliest period presented. However, as interest rates have changed, we have also included the effect on pro forma net income of a 1/8% variance in interest rates.

        The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of our consolidated results of operations or financial position of that would have been reported had our recapitalizations been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Offering and Refinancing			Pro Forma for the Offering and Refinancing
Assets
Current assets:
Cash and cash equivalents	$13,632		$—	(a)	$13,632
Inventories	43,729				43,729
Accounts receivable, net	28,561				28,561
Prepaid income taxes	4,833		2,706	(b)	7,539
Prepaid expenses and other current assets	3,257				3,257
Deferred tax assets	3,050				3,050

Total current assets	97,062		2,706		99,768
Property and equipment, net	13,151				13,151
Intangible assets, net	6,085				6,085
Deferred tax assets	1,039				1,039
Other assets	3,519		(668	)(a)	465
			(2,386	)(c)

Total assets	$120,856		$(348)		$120,508

Liabilities and stockholders' deficit
Current liabilities:
Current portion of long-term debt	$17,963	$			$17,963
Accounts payable	22,561				22,561
Accrued liabilities	11,364				11,364
Accrued restructuring charges	267				267

Total current liabilities	52,155				52,155
Long-term debt, less current portion	694,493		(233,843)	(a)(d)	461,953
			1,303	(c)
Deferred rent	2,727				2,727
Long-term employee benefits	307				307
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.001 par value, none authorized, actual, none issued and outstanding, actual; 10,000 authorized, pro forma, none issued and outstanding, pro forma	—		—		—
Common stock, $0.001 par value, historical: 90,000 authorized, historical; 71,028 issued and outstanding, historical; $0.001 par value, pro forma: 200,000 authorized, pro forma; 87,028 issued and outstanding, pro forma	71		16	(e)	87
Additional paid-in capital	2,967		235,929	(e)	238,896
Accumulated deficit	(631,864)		(3,753	)(e)	(635,617)

Total stockholders' deficit	(628,826)		232,192	(e)(d)	(396,634)

Total liabilities and stockholders' deficit	$120,856		$(348)		$120,508

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended January 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering and Refinancing			Pro Forma for the Recapitalization Transactions and the Offering and Refinancing
Sales, net	$259,295	$			$259,295	$			$259,295
Cost of goods sold	74,511				74,511				74,511

Gross profit	184,784				184,784				184,784
Expenses:
Selling, general and administrative	103,270				103,270		(600	)(k)	102,670
Depreciation and amortization	1,106				1,106				1,106
Stock-based compensation	1,370				1,370				1,370
Restructuring charges	643				643				643
Asset impairment charge	1,055				1,055				1,055

Operating income	77,340				77,340		600		77,940
Interest expense	(21,503)		21,503	(f)	(70,316)		70,316	(l)	(33,273)
			(70,316	)(g)			(33,273	)(m)
Debt extinguishment costs	(16,535)		16,535	(h)	—				—
Interest income	221				221				221

Income before provision for income taxes	39,523		(32,278)		7,245		37,643		44,888
Provision for income taxes	15,633		(10,802	)(i)	4,831		12,927	(i)	17,758

Net income	$23,890		$(21,476)		$2,414		$24,716		$27,130

Net income per share attributable to common stockholders:
Basic	$0.35				$0.04				$0.32

Diluted	$0.34				$0.03				$0.32

Weighted-average shares used in per share calculations:
Basic	67,676		308	(j)	67,984		16,000	(j)	83,984

Diluted	69,285		308	(j)	69,593		16,000	(j)	85,593

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering and Refinancing			Pro Forma for the Recapitalization and the Offering and Refinancing
Sales, net	$186,100	$			$186,100	$			$186,100
Cost of goods sold	52,133				52,133				52,133

Gross profit	133,967				133,967				133,967
Expenses:
Selling, general and administrative	62,856				62,856		(300	)(k)	62,556
Depreciation and amortization	971				971				971
Stock-based compensation	2,467				2,467				2,467

Operating income	67,673				67,673		300		67,973
Interest expense	(21,870)		21,870	(f)	(34,691)		34,691	(l)	(16,001)
			(34,691	)(g)			(16,001	)(m)
Debt extinguishment costs	(3,391)		3,391	(h)	—				—
Interest income	631				631				631

Income before provision for income taxes	43,043		(9,430)		33,613		18,990		52,603
Provision for income taxes	18,035		(2,904	)(i)	15,131		6,909	(i)	22,040

Net income	$25,008		$(6,526)		$18,482		$12,081		$30,563

Net income per share attributable to common stockholders:
Basic	$0.36				$0.27				$0.36

Diluted	$0.35				$0.26				$0.35

Weighted-average shares used in per share calculations:
Basic	69,461		204	(j)	69,665		16,000	(j)	85,665

Diluted	72,116		204	(j)	72,320		16,000	(j)	88,320

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

BARE ESCENTUALS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma condensed consolidated financial information are as follows:

(a)
Adjustment to reflect the net decrease in debt of $233.8 million as a result of the application of the net proceeds from this offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes (in thousands):

Sources		Uses
Proceeds from offering	$256,000	Management agreement buyout fees	$1,800
Proceeds from additional first-lien term loans	125,157	Issuance costs	19,387
		Repayment of senior subordinated notes	125,000
		Repayment of principal of second lien term loan	234,000
		Payment of debt issuance costs in connection with additional first-lien term loans	970

Total Sources	$381,157	Total Uses	$381,157

  We have estimated that total issuance costs of this offering will be approximately $20.1 million. Issuance costs include estimated underwriting discounts and commissions and estimated offering expenses. For the six months ended July 2, 2006, we had incurred $668,000 of offering costs that are included in other assets.

(b)
Adjustments to record the income tax impact of the pro forma adjustments for the offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes (in thousands):

As of July 2, 2006
Costs incurred to buy out management agreements	$1,800
Debt extinguishment costs	4,659

$6,459

Tax adjustments at an estimated rate of 41.9%	$2,706

(c)
Adjustment related to the write-off of the debt issuance and debt discount costs related to the repayment of the second-lien term loans and the senior subordinated notes from the application of estimated net proceeds from this offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the repayment occurs.

(d)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $14.9 million and change our long-term debt and stockholders' deficit by $14.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and the buyout of the management agreements.

(e)
Adjustments to stockholders' deficit (in thousands):

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Historical	$71	$2,967	$(631,864)	$(628,826)
Estimated costs incurred to buy out management agreements, net of tax	—	—	(1,046)	(1,046)
Estimated debt extinguishment costs, net of tax	—	—	(2,707)	(2,707)
Issuance of common stock in the offering, net of issuance costs	16	235,929	—	235,945

Pro forma for the offering	$87	$238,896	$(635,617)	$(396,634)

(f)
Adjustment to reflect the elimination of the interest incurred on our historical debt outstanding. We are eliminating the interest expense relating to prior debt outstanding, as the pro forma calculation assumes that our consolidated indebtedness outstanding following the June 2006 recapitalization was outstanding at the beginning of the earliest period presented.

(g)
Adjustment to reflect the interest expense resulting from our consolidated indebtedness outstanding immediately following our June 2006 recapitalization which is calculated as follows (in thousands):

	Year Ended January 1, 2006	Six Months Ended July 2, 2006
Pro forma interest on restructured debt:
First-lien term loan(1)(4)	$24,676	$11,866
Second-lien term loan(2)(4)	26,325	13,163
Senior subordinated notes(3)	18,750	9,375

Total	$69,751	$34,404
Amortization of debt issuance and debt discount costs	565	287

Interest expense, pro forma for the recapitalization transactions	$70,316	$34,691

  (1)
  Represents the estimated interest on our first-lien term loans outstanding immediately following our June 2006 recapitalization at 7.0% (2.75% over LIBOR), as if such loans had been outstanding on January 3, 2005. The interest rate is the estimated rate as of

    January 3, 2005 and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first lien loans in accordance with the repayment schedule on the last day of each quarter. The following tables detail the interest calculations for the year ended January 1, 2006 and six months ended July 2, 2006 on our first-lien term loans at the estimated interest rate of 7.0% (in thousands):

Quarter Ended	Principal Outstanding	Interest Expense
April 3, 2005	$359,250	$6,287
July 3, 2005	354,759	6,208
October 2, 2005	350,269	6,130
January 1, 2006	345,778	6,051

Total interest expense for the year ended January 1, 2006		$24,676

Quarter Ended	Principal Outstanding	Interest Expense
April 2, 2006	$341,288	$5,973
July 2, 2006	336,797	5,893

Total interest expense for the six months ended July 2, 2006		$11,866

  (2)
  Represents the estimated interest on our second-lien term loans outstanding immediately following our June 2006 recapitalization at 11.25% (7.0% over LIBOR), as if such loans had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005 and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we did not repay any portion of the second-lien term loans because such loans do not require any repayments until the seven year such loans are outstanding. The following table details the interest calculations for the year ended January 1, 2006 and six months ended July 2, 2006 on our second-lien term loans at the estimated interest rate of 11.25% (in thousands):

	Principal Outstanding	Interest Expense
Total interest expense for the year ended January 1, 2006	$234,000	$26,325

Total interest expense for the six months ended July 2, 2006	$234,000	$13,163

  (3)
  Represents the interest on our 15% senior subordinated notes from our June 2006 recapitalization, as if such notes had been outstanding on January 3, 2005. The calculation also assumes that we did not repay any portion of the 15% senior subordinated notes because such notes do not require any repayments until their maturity at the end of a eight-year term. The following table details the interest calculations for the year ended

    January 1, 2006 and six months ended July 2, 2006 on our 15% senior subordinated notes (in thousands):

	Principal Outstanding	Interest Expense
Total interest expense for the year ended January 1, 2006	$125,000	$18,750

Total interest expense for the six months ended July 2, 2006	$125,000	$9,375

  (4)
  A 1/8% change in interest rates on our variable rate debt in our first-lien term loan and second-lien term loan would result in a change in the pro forma interest expense of $0.7 million and $0.4 million for the year ended January 1, 2006 and the six months ended July 2, 2006, respectively.

(h)
The historical consolidated statement of operations for the year ended January 1, 2006 includes a charge of $16.5 million for debt extinguishment costs related to our February 2005 recapitalization and our October 2005 recapitalization, and the historical consolidated statement of operations for the six months ended July 2, 2006 includes a charge of $3.4 million for debt extinguishment costs related to our June 2006 recapitalization. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been removed from the unaudited pro forma condensed consolidated statements of operations.

(i)
Adjustments to record the income tax effect of the pro forma adjustments for the recapitalization transactions, the offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes. The income tax effect for the year ended January 1, 2006 and for the six months ended July 2, 2006 was calculated as follows (in thousands):

	Year Ended January 1, 2006		Six Months Ended July 2, 2006
	Pro Forma Adjustments for the Recapitalization Transactions	Pro Forma Adjustments for the Offering and Refinancing	Pro Forma Adjustments for the Recapitalization Transactions	Pro Forma Adjustments for the Offering and Refinancing
Interest expense	$(48,813)	$37,043	$(12,821)	$18,690
Adjustment related to the non-deductibility of a portion of interest expense related to our 15% senior subordinated notes	5,000	(5,000)	2,500	(2,500)
Debt extinguishment costs	16,535	—	3,391	—
Management fees	—	600	—	300

Adjustment before income tax	$(27,278)	$32,643	$(6,930)	$16,490

Tax adjustment at 39.6% and 41.9% for the year ended January 1, 2006 and six months ended July 2, 2006, respectively	$10,802	$12,927	$(2,904)	$6,909

(j)
Adjustment to the pro forma combined basic and diluted number of shares for the additional common stock issued to Berkshire Partners LLC and JH Partners, LLC as part of both our October 2005 recapitalization and our June 2006 recapitalization as if they were issued on January 3, 2005 and to reflect common stock issued in connection with this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus (in thousands):

	Year Ended January 1, 2006		Six Months Ended July 2, 2006
	Basic	Diluted	Basic	Diluted
Historical weighted average shares used in per share calculations	67,676	69,285	69,461	72,116
Impact of additional common stock issued to Berkshire Partners LLC and JH Partners, LLC	308	308	204	204

Pro forma weighted average shares used in per share calculations for the recapitalization transactions	67,984	69,593	69,665	72,320
Impact to reflect common stock issued in connection with this offering	16,000	16,000	16,000	16,000

Pro forma weighted average shares used in per share calculations for the recapitalization transactions and the offering	83,984	85,593	85,665	88,320

(k)
Adjustment related to the elimination of the transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that will be terminated in connection with this offering. We will pay an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these management agreements. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the buyout occurs.

(l)
Adjustment to reflect the elimination of the interest incurred on our pro forma debt outstanding following the recapitalization transactions. We are eliminating the pro forma interest expense following the recapitalization transactions, as the pro forma calculation following the offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans and repaying our 15% senior subordinated notes assumes that a portion of our debt following the June 2006 recapitalization will be repaid by proceeds from the offering and the refinancing of a portion of our debt.

(m)
Adjusted to reflect interest expense pro forma for the recapitalization transactions as a result of the application of the estimated net proceeds from this offering and the borrowing of additional first-lien term loans as follows (i) $234.0 million used to prepay principal outstanding under our second-lien credit loan, (ii) $125.0 million used to repay our 15% senior subordinated notes, (iii) an aggregate of $1.8 million used for the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC and (iv) payment of $1.0 million of debt issuance costs in connection with the additional first-lien term loans, calculated as follows (in thousands):

	Year Ended January 1, 2006	Six Months Ended July 2, 2006
Pro forma interest on outstanding debt following the recapitalization transactions after application of the estimated net proceeds of this offering and the refinancing of a portion of our debt by borrowing additional first-lien term loans:(1)(2)
First-lien term loan	$33,273	$16,001

  (1)
  Represents the estimated interest on our first-lien term loans outstanding immediately following our June 2006 recapitalization and the borrowing of additional first-lien term loans to repay our 15% senior subordinated notes at 7.0% (2.75% over LIBOR), as if such loans had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005, and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first lien loans in accordance with the repayment schedule on the last day of each quarter. The following tables detail the interest calculations for the year ended January 1, 2006 and six months ended July 2, 2006 on our first-lien term loans at the estimated interest rate of 7.0% (in thousands):

Quarter Ended	Principal Outstanding	Interest Expense
April 3, 2005	$484,407	$8,477
July 3, 2005	478,352	8,371
October 2, 2005	472,297	8,265
January 1, 2006	466,242	8,160

Total interest expense for the year ended January 1, 2006		$33,273

Quarter Ended	Principal Outstanding	Interest Expense
April 2, 2006	$460,187	$8,053
July 2, 2006	454,132	7,948

Total interest expense for the six months ended July 2, 2006		$16,001

  (2)
  A 1/8% change in interest rates on our variable rate debt would result in a change in the pro forma interest expense of $0.6 million and $0.3 million for the year ended January 1, 2006 and the six months ended July 2, 2006, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Executive Overview

        Founded in 1976, Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell branded cosmetics, skin care and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand.

        We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, home shopping television on QVC, premium wholesale, including Sephora and Ulta, company-owned boutiques, spas and salons and online shopping. We believe that this strategy provides convenience to our consumers and allows us to reach the broadest possible spectrum of consumers.

        Our business is comprised of two strategic business units constituting reportable segments that we manage separately based on fundamental differences in their operations:

  •
  Our retail segment, which is characterized by sales directly to end users, includes our infomercials, which include sales through our website www.bareminerals.com, and company-owned boutiques, which include sales through our website www.mdformulations.com. We believe that our infomercial business helps us to build brand awareness, communicate the benefits of our core products and establish a base of recurring revenue because a substantial percentage of new consumers participate in our continuity program. Our company-owned boutiques enhance our ability to build strong consumer relationships and promote additional product use through personal demonstrations and product consultations.

  •
  Our wholesale segment, which is characterized by sales to resellers, includes premium wholesale; home shopping television; spas and salons; and international distributors. Our sales through home shopping television help us to build brand awareness, educate consumers through live product demonstrations and develop close connections with our consumers. We also sell to retailers that we believe feature our products in settings that support and reinforce our brand image and provide a premium in-store experience. Similarly, our spa and salon customers provide an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the benefits of our core products. Finally, we primarily sell our products in a number of international markets through a network of third-party distributors.

        We manage our business segments to maximize sales growth and market share. We believe that our multi-channel distribution strategy maximizes convenience for our consumers, reinforces brand awareness, increases consumer retention rates, and drives corporate cash flow and profitability. Further, we believe that the broad diversification within our segments provides us with expanded opportunities for growth and reduces our dependence on any single distribution channel. Within individual distribution channels, particularly those in our wholesale segment, financial results are often affected by the timing of shipments as well as the impact of key promotional events.

        In evaluating our business, we also consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before interest, income tax, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for items that we do not consider reflective of our ongoing operations. See "—Non-GAAP Measures."

Basis of Presentation

        We recognize revenue when merchandise is shipped from a warehouse to wholesale customers (except in the case of our consignment sales to QVC), infomercial customers and internet customers or when purchased by consumers at company-owned boutiques, each net of estimated returns. For our consignment sales to QVC, we recognize sales, net of estimated returns, upon QVC's shipments to its customers. We recognize postage and handling charges we bill to customers as revenue upon shipment of the related merchandise.

        Our cost of goods sold consists of the costs associated with the sourcing of our products, including the cost of the product and associated manufacturing costs, inbound freight charges, and internal transfer costs. Additionally, cost of goods sold includes postage and handling costs incurred upon shipment of merchandise. Our gross profit is dependent upon a variety of factors, including changes in the relative sales mix between our business segments, changes in the mix of products sold and fluctuations in material costs. Our gross margins differ significantly between product lines and our business segments, with sales in our retail segment generally yielding higher gross margins than our wholesale segment. These factors may cause gross profit to fluctuate from quarter to quarter. We anticipate that our cost of goods sold will increase in absolute dollars as we increase our total sales but will remain generally consistent with historical periods on an annual basis as a percentage of net sales depending on the mix of sales among our distribution channels.

        Selling, general and administrative expenses include infomercial production and media costs, advertising costs, rent and other store operating costs and corporate costs such as management salaries, information technology, professional fees, finance and accounting personnel, human resources personnel and other administrative functions. Selling, general, and administrative expenses also include all of our distribution center and fulfillment costs, including all warehousing costs associated with our third-party fulfillment provider and receiving and inspection costs that we do not include in cost of goods sold, which are comprised primarily of headcount related costs at our own distribution center and at our third-party fulfillment provider. Receiving and inspection costs and warehousing costs are excluded from our gross margins and, therefore, our gross margins may not be comparable to those of other companies that choose to include certain of these costs in cost of goods sold. We are unable to provide an estimate of these costs but we believe these costs are not material. Fluctuations in selling, general and administrative expenses result primarily from changes in media and advertising expenditures, changes in fulfillment costs which increase proportionately with net sales, particularly infomercial sales, changes in store operating costs, which are affected by the number of stores opened in a period, and changes in corporate costs such as for headcount and infrastructure to support our operations. We anticipate that our selling, general and administrative expenses in fiscal year 2006 will increase in absolute dollars compared to fiscal year 2005 and also may increase as a percentage of total sales as we expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, such as increased legal and accounting costs, investor relations costs and higher insurance premiums.

        Depreciation and amortization includes charges for the depreciation of property and equipment and the amortization of intangible assets. All of our intangible assets were fully amortized as of January 2, 2005. We anticipate that our depreciation and amortization expense will increase in absolute dollars in fiscal 2006 as we continue to open new boutiques and invest in information systems. We record our depreciation and amortization as a separate line item in our statement of operations because all such expense relates to selling, general and administrative costs.

        Stock-based compensation includes charges incurred in recognition of compensation expense associated with grants of stock options and stock purchases. On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as an expense over the requisite service period. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123. We record our stock-based compensation on a separate operating expense line item in our statement of operations due to the fact that, to date, all of our stock-based awards have been made to employees whose salaries are classified as selling, general and administrative costs. As of July 2, 2006, we had options to purchase 6,081,742 shares of our common stock outstanding with a weighted average exercise price of $2.40 per share, none of which was exercisable at July 2, 2006. As of July 2, 2006, pursuant to SFAS 123(R), there was $20.8 million of total unamortized deferred stock-based compensation expense, of which we expect to amortize $2.6 million for the remainder of 2006, $5.1 million in 2007 and the remainder thereafter.

        Recapitalization fees and expenses include charges incurred in connection with the recapitalization we completed on June 10, 2004, which we refer to as our June 2004 recapitalization. In connection with our June 2004 recapitalization, affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to this recapitalization retained shared control in our outstanding capital stock immediately following this recapitalization pursuant to the terms of our Stockholders Agreement dated June 10, 2004. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of our predecessor have been consolidated with ours for all periods presented. In connection with this recapitalization, we received proceeds of $100.0 million by borrowing $73.0 million in senior term loans and $27.0 million in subordinated notes and received net proceeds of $87.5 million of equity financing, offset by $13.9 million in closing fees and expenses. We used $169.6 million of these net proceeds to redeem outstanding common and preferred stock and to cash out fully vested options.

        Interest expense includes interest costs associated with our credit facilities and the amortization of deferred financing costs associated with these credit facilities. We anticipate that our interest expense in the future will decrease in absolute terms and as a percentage of net sales as a result of applying the proceeds from this offering to repay a portion of our outstanding indebtedness.

        Provision for income taxes depends on the statutory tax rates in the countries where we sell our products. Historically, we have only been subject to taxation in the United States because we have either sold to consumers in the United States or sold to distributors in the United States who resold our products here and abroad. If we continue to sell our products exclusively to customers located within the United States, we anticipate that our future effective tax rate will be approximately 40% of our income before provision for income taxes. However, in the year ended December 31, 2006, we expect that our effective rate will increase slightly to a range of 41% to 43%, mainly as a result of an increase in the non-deductibility of a portion of our interest expense. In addition, we anticipate that in the future we may start to sell our products directly to some customers located outside of the United States for international distribution, in which case we would become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly.

        Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31. The fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 each contained 52 weeks. The additional days in the fiscal year ended January 2, 2005 as a result of the change contributed approximately $0.2 million of additional net sales.

Results of Operations

        The following is a discussion of our results of operations for the six months ended July 2, 2006 compared to the six months ended July 3, 2005, the year ended January 1, 2006 compared to the year ended January 2, 2005 and the year ended January 2, 2005 compared to the year ended December 31, 2003.

        The following table sets forth consolidated statements of operations for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 and July 2, 2006:

Consolidated Statements of Operations

	Year Ended						Six Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		July 3, 2005		July 2, 2006
	(in thousands, except percentages)
Sales, net	$94,661	100.0%	$141,801	100.0%	$259,295	100.0%	$112,312	100.0%	$186,100	100.0%
Cost of goods sold	31,041	32.8	39,621	27.9	74,511	28.7	31,190	27.8	52,133	28.0

Gross profit	63,620	67.2	102,180	72.1	184,784	71.3	81,122	72.2	133,967	72.0
Expenses:
Selling, general and administrative	40,593	42.9	61,156	43.1	103,270	39.8	45,279	40.3	62,856	33.8
Depreciation and amortization	1,150	1.2	801	0.6	1,106	0.4	352	0.3	971	0.5
Stock-based compensation	—	0.0	819	0.6	1,370	0.5	620	0.6	2,467	1.3
Restructuring charges	—	0.0	—	0.0	643	0.2	—	0.0	—	0.0
Asset impairment charge	—	0.0	—	0.0	1,055	0.4	—	0.0	—	0.0
Recapitalization fees and expenses	—	0.0	21,430	15.1	—	0.0	—	0.0	—	0.0

Total operating expenses	41,743	44.1	84,206	59.4	107,444	41.4	46,251	41.2	66,294	35.6

Operating income	21,877	23.1	17,974	12.7	77,340	29.8	34,871	31.0	67,673	36.4
Other income (expense):
Interest expense	(1,592)	(1.7)	(6,348)	(4.5)	(21,503)	(8.3)	(8,313)	(7.4)	(21,870)	(11.7)
Debt extinguishment costs	(323)	(0.3)	(540)	(0.4)	(16,535)	(6.4)	(10,558)	(9.4)	(3,391)	(1.8)
Interest income	36	0.0	4	0.0	221	0.1	10	0.0	631	0.3

Income before provision for income taxes	19,998	21.1	11,090	7.8	39,523	15.2	16,010	14.3	43,043	23.1
Provision for income taxes	8,152	8.6	7,088	5.0	15,633	6.0	6,333	5.6	18,035	9.7

Net income	$11,846	12.5%	$4,002	2.8%	$23,890	9.2%	$9,677	8.6%	$25,008	13.4%

Deemed dividend attributable to preferred stockholders	—	0.0	4,472	3.2	—	0.0	—	0.0	—	0.0

Net income (loss) attributable to common stockholders	$11,846	12.5%	$(470)	(0.3%)	$23,890	9.2%	$9,677	8.6%	$25,008	13.4%

        Net sales by business segment and distribution channel and percentage of net sales for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 and July 2, 2006 are as follows:

	Year Ended						Six Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		July 3, 2005		July 2, 2006
	(in thousands, except percentages)
Retail
Infomercial	$32,340	34.2%	$54,677	38.6%	$96,969	37.4%	$45,002	40.1%	$62,338	33.5%
Boutiques	14,875	15.7	23,584	16.6	35,527	13.7	15,928	14.2	24,279	13.0

Total retail	47,215	49.9	78,261	55.2	132,496	51.1	60,930	54.3	86,617	46.5

Wholesale
Premium wholesale	5,063	5.3	14,105	9.9	49,762	19.2	16,580	14.8	48,905	26.3
Home shopping television	22,107	23.4	27,266	19.2	38,015	14.7	17,548	15.6	27,282	14.7
Spas and salons	12,920	13.6	19,004	13.4	24,099	9.3	11,083	9.9	14,915	8.0
International	7,356	7.8	8,725	6.2	14,923	5.7	6,171	5.5	8,381	4.5

Total wholesale	47,446	50.1	69,100	48.7	126,799	48.9	51,382	45.7	99,483	53.5

Corporate	—	—	(5,560)	(3.9)	—	—	—	—	—	—

Sales, net	$94,661	100.0%	$141,801	100.0%	$259,295	100.0%	$112,312	100.0%	$186,100	100.0%

        Gross profit and gross margin by business segment for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 and July 2, 2006 are as follows:

	Year Ended						Six Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		July 3, 2005		July 2, 2006
	(in thousands, except percentages)
Retail	$35,742	75.7%	$62,327	79.6%	$102,478	77.3%	$47,294	77.6%	$68,875	79.5%
Wholesale	27,878	58.8	45,413	65.7	82,306	64.9	33,828	65.8	65,092	65.4
Corporate	—	0.0	(5,560)	(100.0)	—	0.0	—	0.0	—	0.0

Gross profit/gross margin	$63,620	67.2%	$102,180	72.1%	$184,784	71.3%	$81,122	72.2%	$133,967	72.0%

Six months ended July 2, 2006 compared to six months ended July 3, 2005

Sales, net

        Net sales for the six months ended July 2, 2006 increased to $186.1 million from $112.3 million in the six months ended July 3, 2005, an increase of $73.8 million, or 65.7%. This increase was primarily attributable to continued growth in sales of our i.d. bareMinerals line of cosmetics, as we continued to broaden our distribution throughout our sales channels and increase awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 42.2% to $86.6 million in the six months ended July 2, 2006 from $60.9 million in the six months ended July 3, 2005. Net sales from infomercials increased 38.5% to $62.3 million in the six months ended July 2, 2006 from $45.0 million in the six months ended July 3, 2005, as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 52.4% to $24.3 million in the six months ended July 2, 2006 from $15.9 million in the six months ended July 3, 2005, due to improved productivity at our existing locations as well as a net increase of seven boutiques open as of July 2, 2006 compared to July 3, 2005. As of July 3, 2005 and July 2, 2006, we had 23 and 30 company owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 93.6% to $99.5 million in the six months ended July 2, 2006 from $51.4 million in the six months ended July 3, 2005. Net sales in our premium wholesale channel increased 195.0% to $48.9 million in the six months ended July 2, 2006 from $16.6 million in the six months ended July 3, 2005, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 55.5% to $27.3 million in the six months ended July 2, 2006 from $17.5 million in the six months ended July 3, 2005, as a result of a greater number of shows and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 34.6% to $14.9 million in the six months ended July 2, 2006 from $11.1 million in the six months ended July 3, 2005, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which our sales historically had been concentrated in sales of our md formulations products. Net sales to our international distributors grew by 35.8% to $8.4 million in the six months ended July 2, 2006 from $6.2 million in the six months ended July 3, 2005, primarily as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

Gross profit

        Gross profit increased 65.1% to $134.0 million in the six months ended July 2, 2006 from $81.1 million in the six months ended July 3, 2005. Our retail segment gross profit increased 45.6% to $68.9 million in the six months ended July 2, 2006 from $47.3 million in the six months ended July 3, 2005, driven principally by growth in our infomercial and boutiques sales channels. Our wholesale segment gross profit increased 92.4% to $65.1 million in the six months ended July 2, 2006 from $33.8 million in the six months ended July 3, 2005, due to increases in sales across all wholesale distribution channels.

        Gross margin decreased approximately 0.2% to 72.0% from 72.2% in the six months ended July 3, 2005. This overall decrease in the six months ended July 2, 2006 is primarily due to wholesale segment sales, which have lower gross margins than retail segment sales, comprising a larger percentage of total net sales compared to the six months ended July 3, 2005. Wholesale segment sales increased to 53.5% of total net sales in the six months ended July 2, 2006 from 45.7% in the six months ended July 3, 2005. Within the wholesale segment, gross margin decreased to 65.4% in the six months ended July 2, 2006 from 65.8% in the six months ended July 3, 2005, primarily as a result of increased freight costs incurred to ensure product availability to meet increased demand in premium wholesale. Within the retail segment, gross margin increased to 79.5% in the six months ended July 2, 2006 from 77.6% in the six months ended July 3, 2005, primarily as a result of a change in the mix of products sold.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 38.8% to $62.9 million in the six months ended July 2, 2006 from $45.3 million in the six months ended July 3, 2005. The increase was primarily due to a significant increase in investment in our corporate infrastructure of $8.2 million, including increased headcount costs, headquarters facilities costs, distribution center costs and other corporate costs, as well as increased expenses to support sales growth, including $3.1 million in increased fulfillment expenses, $1.8 million in increased media spending and $1.2 million in increased other advertising expenses. As a percentage of net sales, selling, general and administrative expenses decreased 6.5% to 33.8% from 40.3%. This decrease in the six months ended July 2, 2006 is primarily due to wholesale segment sales, which have lower expenses as a percentage of net sales than retail segment sales, comprising a larger percentage of total net sales compared to the six months ended July 3, 2005. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 175.9% to $1.0 million in the six months ended July 2, 2006 from $0.4 million in the six months ended July 3, 2005. This increase was primarily attributable to higher depreciation expense as a result of an increase in capital expenditures since the six months ended July 3, 2005.

Stock-based compensation

        Stock-based compensation expense increased 279.9% to $2.5 million in the six months ended July 2, 2006 from $0.6 million in the six months ended July 3, 2005. This increase resulted from the additional granting of stock options and the impact of option modifications (as to exercise price and term) in connection with the February 2005, October 2005 and June 2006 recapitalizations.

Operating income

        Operating income increased 94.1% to $67.7 million in the six months ended July 2, 2006 from $34.9 million in the six months ended July 3, 2005. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels partially offset by an increased operating loss in our corporate segment.

        Our retail segment operating income increased 70.1% to $30.1 million in the six months ended July 2, 2006 from $17.7 million in the six months ended July 3, 2005, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $21.6 million which was partially offset by an increase in operating expenses of $9.2 million. The increase in operating expenses was largely due to increased store operating costs of $3.6 million as a result of an increase in the number of boutiques open as of July 2, 2006, $2.6 million of increased fulfillment costs due to increased sales and $1.8 million in increased media spending.

        Our wholesale segment operating income increased 104.9% to $60.6 million in the six months ended July 2, 2006 from $29.6 million in the six months ended July 3, 2005, due to increased sales gains across all wholesale sales channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $31.3 million which was partially offset by an increase in operating expenses of $0.2 million.

        Our corporate segment operating loss increased 85.7% to 23.0 million in the six months ended July 2, 2006 from $12.4 million in the six months ended July 3, 2005. This increase was largely due to the increase in the corporate segment selling, general and administrative expense of $8.2 million, an increase in depreciation and amortization of $0.5 million and stock-based compensation of $1.8 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense increased 163.1% to $21.9 million in the six months ended July 2, 2006 from $8.3 million in the six months ended July 3, 2005. The increase was attributable to increased debt balances in the six months ended July 2, 2006, primarily associated with our October 2005 and June 2006 recapitalizations.

Debt extinguishment costs

        Debt extinguishment costs decreased to $3.4 million in the six months ended July 2, 2006 from $10.6 million in the six months ended July 3, 2005. The charge for the six months ended July 2, 2006 related to our June 2006 recapitalization and included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that were expensed as debt extinguishment costs. The charge for the six months ended July 3, 2005 related to the February 2005 recapitalization and included $5.5 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $2.4 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs.

Interest income

        Interest income increased to $0.6 million in the six months ended July 2, 2006 from $10,000 in the six months ended July 3, 2005. The increase was primarily due to an increase in interest rates on our cash balances as a result of transferring our cash balances to interest bearing accounts.

Provision for income taxes

        The provision for income taxes was $18.0 million, or 41.9% of income before provision for income taxes, in the six months ended July 2, 2006 compared to $6.3 million, or 39.6% of income before provision for income taxes, in the six months ended July 3, 2005. The increase resulted from higher income before provision for income taxes and a higher effective rate in the six months ended July 2, 2006 compared to the six months ended July 3, 2005. The increase in the effective rate was mainly due to an increase in the non-deductibility of a portion of our interest expense in the six months ended July 2, 2006.

Year ended January 1, 2006 compared to the year ended January 2, 2005

Sales, net

        Net sales for the year ended January 1, 2006 increased to $259.3 million from $141.8 million in the year ended January 2, 2005, an increase of $117.5 million, or 82.9%. This increase was primarily attributable to the continued growth in sales of our i.d. bareMinerals cosmetics line, as we continued to broaden our distribution throughout our sales channels and increased awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 69.3% to $132.5 million in the year ended January 1, 2006 from $78.3 million in the year ended January 2, 2005. Net sales from infomercials increased 77.3% to $97.0 million in the year ended January 1, 2006 from $54.7 million in the year ended January 2, 2005 as a result of increased media spending and the growth in sales of our continuity program. Net sales from boutiques increased 50.6% to $35.5 million in the year ended January 1, 2006 from $23.6 million in the year ended January 2, 2005, due to improved productivity at our existing locations as well as a net increase of five boutiques in the year ended January 1, 2006. As of January 2, 2005 and January 1, 2006, we had 23 and 28 company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 83.5% to $126.8 million in the year ended January 1, 2006 from $69.1 million in the year ended January 2, 2005. Net sales in our premium wholesale channel increased 252.8% to $49.8 million in the year ended January 1, 2006 from $14.1 million in the year ended January 2, 2005, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 39.4% to $38.0 million in the year ended January 1, 2006 from $27.3 million in the year ended January 2, 2005 as a result of a greater number of shows and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 26.8% to $24.1 million in the year ended January 1, 2006 from $19.0 million in the year ended January 2, 2005, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which we had historically principally sold our md formulations product line. Net sales to international distributors grew 71.0% to $14.9 million in the year ended January 1, 2006 from $8.7 million in the year ended January 2, 2005 as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

        Corporate.    In the year ended January 2, 2005, we modified the exercise price of a warrant held by a wholesale customer and recorded a charge of $5.6 million as a result. The charge was reflected as a reduction in net sales in the year ended January 2, 2005. The warrant was exercised by the holder in June 2004 in accordance with the terms of the warrant agreement. In assessing the performance of the wholesale segment, we excluded the impact of the warrant as a one-time, non-recurring event, and therefore, did not allocate the warrant internally to the wholesale segment.

Gross profit

        Gross profit increased 80.8% to $184.8 million in the year ended January 1, 2006 from $102.2 million in the year ended January 2, 2005. Our retail segment gross profit increased 64.4% from $62.3 million in the year ended January 2, 2005 to $102.5 million in the year ended January 1, 2006, driven by growth in all of our retail sales channels. Our wholesale segment gross profit increased 81.2% from $45.4 million in the year ended January 2, 2005 to $82.3 million in the year ended January 1, 2006, due to sales gains across all wholesale distribution channels. Gross margin decreased approximately 0.8% to 71.3% in the year ended January 1, 2006 from 72.1% in the year ended January 2, 2005 primarily due to decreasing margins in both segments. The retail segment gross margin decreased by 2.3% to 77.3% in the year ended January 1, 2006 from 79.6% in the year ended January 2, 2005 as we incurred increased costs in assembling infomercial kits and increased postage and handling costs because of an increase in infomercial sales. The wholesale segment gross margin decreased by 0.8% to 64.9% in the year ended January 1, 2006 from 65.7% in the year ended January 2, 2005 as a result of increased freight costs incurred to ensure product availability to meet increased premium wholesale sales. The decrease in both the retail and wholesale segments gross margins in the year ended January 1, 2006 was partially offset by the absence of a $5.6 million charge we recorded in the year ended January 2, 2005 as a reduction of net sales relating to a modification of a warrant held by a wholesale customer, which had the effect of reducing the gross margin for the year ended January 2, 2005 by 1.1%.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 68.9% to $103.3 million in the year ended January 1, 2006 from $61.2 million in the year ended January 2, 2005. The increase was primarily due to further investment of $22.9 million in our corporate infrastructure, including increased headcount costs, headquarters facilities costs, distribution center costs, product development and other corporate costs, as well as increased expenses to support sales growth, including $7.4 million in increased fulfillment expenses, $5.7 million in increased media spending and $3.1 million in increased store operating costs. As a percentage of net sales, selling, general and administrative expenses decreased 3.3% to 39.8% from 43.1%. Approximately 1.6% of the decrease was due to the impact of the $5.6 million charge in the year ended January 2, 2005 relating to the warrant modification we recorded as a reduction of net sales. The balance of the decrease resulted primarily from the management of our selling, general and administrative expenses, particularly in our retail segment, which have not increased at the same rate as our overall net sales. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 38.1% to $1.1 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. This increase was primarily attributable to higher depreciation expense as a result of an increase in capital expenditures during the year ended January 1, 2006.

Stock-based compensation

        Stock-based compensation expense increased to $1.4 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. The charge of $1.4 million for the year ended January 1, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of SFAS No. 123(R). The stock-based compensation charge of $0.8 million in the year ended January 2, 2005, primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

Restructuring charges

        As a result of our growth, we relocated our corporate headquarters and distribution center facilities in the year ended January 1, 2006. In connection with these relocations, we vacated two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these facilities, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income.

Asset impairment charge

        During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and related fees that were accounted for as construction in progress, as the software had not been placed into service.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the year ended January 2, 2005 related to our June 2004 recapitalization.

Operating income

        Operating income increased 330.3% to $77.3 million in the year ended January 1, 2006 from $18.0 million in the year ended January 2, 2005. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels.

        Our retail segment operating income increased 107.6% to $41.5 million in the year ended January 1, 2006 from $20.0 million in the year ended January 2, 2005, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $40.2 million, which was offset by an increase in operating expenses of $18.7 million. The increase in operating expenses was largely due to increased fulfillment costs of $6.7 million due to increased sales, increased media spending of $5.7 million and $3.1 million in increased store operating costs as a result of an increase in the number of boutiques open as of January 1, 2006.

        Our wholesale segment operating income increased 99.2% to $72.9 million in the year ended January 1, 2006 from $36.6 million in the year ended January 2, 2005, due to increased sales gains across all wholesale distribution channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $36.9 million, which was offset by an increase in operating expenses of $0.6 million.

        Our corporate segment operating loss decreased 4.1% to $37.0 million in the year ended January 1, 2006 from $38.6 million in the year ended January 2, 2005. This decrease was largely due to the impact of the recapitalization fees and expenses charge of $21.4 million and the warrant modification charge of $5.6 million incurred in the year ended January 2, 2005. Offset against this decrease was an increase in the corporate segment selling, general and administrative expense of $22.9 million and an increase in depreciation and amortization of $0.2 million, stock-based compensation of $0.6 million, restructuring charges of $0.6 million and asset impairment charges of $1.1 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense, net, increased 238.7% to $21.5 million in the year ended January 1, 2006 from $6.3 million in the year ended January 2, 2005. The increase in interest expense was attributable to higher debt balances following both our February 2005 and October 2005 recapitalizations.

Debt extinguishment costs

        Debt extinguishment costs increased to $16.5 million in the year ended January 1, 2006 from $0.5 million in the year ended January 2, 2005. The charge for the year ended January 1, 2006 relates to the February 2005 and October 2005 recapitalizations and includes $8.4 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $5.5 million of fees paid directly to the lender of the new debt that was expensed as debt extinguishment costs. The charge for the year ended January 2, 2005 relates to the write-off of deferred financing fees on our outstanding debt prior to our June 2004 recapitalization.

Provision for income taxes

        The provision for income taxes was $15.6 million, or 39.6% of the income before provision for income taxes, in the year ended January 1, 2006 compared to a provision of $7.1 million, or 63.9% of the income before provision for income taxes, in the year ended January 2, 2005. The increase resulted from higher income before provision for income taxes in the year ended January 1, 2006 compared to the year ended January 2, 2005. The decrease in the effective tax rate related to the incurrence of certain non-deductible fees and expenses associated with the June 2004 recapitalization in the year ended January 2, 2005.

Year ended January 2, 2005 compared to the year ended December 31, 2003

Sales, net

        Net sales for the year ended January 2, 2005 increased to $141.8 million from $94.7 million in the year ended December 31, 2003, an increase of $47.1 million, or 49.8%. This increase was primarily attributable to the continued growth in sales of our i.d. bareMinerals cosmetics line, as we continued to broaden our distribution throughout our sales channels and increased awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 65.8% to $78.3 million in the year ended January 2, 2005 from $47.2 million in the year ended December 31, 2003. Net sales from infomercials increased 69.1% to $54.7 million in the year ended January 2, 2005 from $32.3 million in the year ended

December 31, 2003 as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 58.5% to $23.6 million in the year ended January 2, 2005 from $14.9 million in the year ended December 31, 2003, due to improved productivity at our existing locations as well as five additional boutiques opened in the year ended January 2, 2005. As of December 31, 2003 and January 2, 2005, we had 18 and 23 company owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 45.6% to $69.1 million in the year ended January 2, 2005 from $47.4 million in the year ended December 31, 2003. Net sales in our premium wholesale channel increased 178.6% to $14.1 million in the year ended January 2, 2005 from $5.1 million in the year ended December 31, 2003, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 23.3% to $27.3 million in the year ended January 2, 2005 from $22.1 million in the year ended December 31, 2003 as a result of a greater number of shows and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 47.1% to $19.0 million in the year ended January 2, 2005 from $12.9 million in the year ended December 31, 2003, largely due to continued penetration of our core i.d. bareMinerals cosmetics line into this channel. Net sales to our international distributors grew 18.6% to $8.7 million in the year ended January 2, 2005 from $7.4 million in the year ended December 31, 2003 as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

        Corporate.    In the year ended January 2, 2005, we modified the exercise price of a warrant held by a customer, and as a result we recorded a charge of $5.6 million. The charge was reflected as a reduction in net sales in the year ended January 2, 2005. The warrant was exercised by the holder in June 2004 in accordance with the terms of the warrant agreement.

Gross profit

        Gross profit increased 60.6% to $102.2 million in the year ended January 2, 2005 from $63.6 million in the year ended December 31, 2003. Our retail segment gross profit increased 74.4% from $35.7 million in the year ended December 31, 2003 to $62.3 million in the year ended January 2, 2005, driven by growth in all of our retail sales channels. Our wholesale segment gross profit increased 62.9% from $27.9 million in the year ended December 31, 2003 to $45.4 million in the year ended January 2, 2005, due to sales gains across all wholesale distribution channels.

        Gross margin increased approximately 4.9% to 72.1% in the year ended January 2, 2005 from 67.2% in the year ended December 31, 2003 primarily due to increasing margins in both segments. The increased margins in both segments were primarily due to changes in the mix of products sold, as our higher margin i.d. bareMinerals cosmetics line contributed a greater percentage of total sales in the year ended January 2, 2005. The overall increase in gross margin in the year ended January 2, 2005 is also due to retail segment sales, which have higher gross margins than wholesale segment sales, comprising a larger percentage of total net sales compared to the year ended December 31, 2003. Retail segment sales grew to 55.2% of total net sales in the year ended January 2, 2005 compared to 49.9% of total net sales in the year ended December 31, 2003. The overall increase in gross margin was partially offset by the $5.6 million charge we recorded as a reduction of net sales in the year ended January 2, 2005 relating to the modification of a warrant held by a wholesale customer, which had the effect of reducing gross margin for the year ended January 2, 2005 by 1.1%.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 50.7% to $61.2 million in the year ended January 2, 2005 from $40.6 million in the year ended December 31, 2003. The increase was primarily due to increased expenses to support sales growth, including $7.3 million in increased media spending, $3.6 million in increased store operating costs and $3.3 million in increased fulfillment expenses, as well as further investment of $3.2 million in our corporate infrastructure including increased headcount costs, headquarters facilities costs, distribution center costs and other corporate costs. As a percentage of net sales, selling, general and administrative expenses increased 0.2% to 43.1% from 42.9%. The increase resulted primarily from increases in our corporate costs to support our growth across all distribution channels and the impact of the $5.6 million charge in the year ended January 2, 2005 relating to the warrant modification recorded as a reduction in net sales. This charge had the effect of increasing selling, general, and administrative expenses as a percentage of net sales by 1.6%. This decrease was partially offset by increases in our corporate costs to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses decreased 30.3% to $0.8 million in the year ended January 2, 2005 from $1.2 million in the year ended December 31, 2003. The decrease resulted from certain purchased intangibles relating to the acquisition of md formulations in 2001 becoming fully amortized in the year ended January 2, 2005.

Stock-based compensation

        The stock-based compensation charge of $0.8 million in the year ended January 2, 2005, primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the year ended January 2, 2005 related to our June 2004 recapitalization.

Operating income

        Operating income decreased 17.8% to $18.0 million in the year ended January 2, 2005 from $21.9 million in the year ended December 31, 2003. This decrease was largely due to an increase in operating loss in our corporate segment.

        Our corporate segment operating loss increased 382.1% to $38.6 million in the year ended January 2, 2005 from $8.0 million in the year ended December 31, 2003, which was largely due to the impact of the recapitalization fees and expenses charge of $21.4 million and the warrant modification charge of $5.6 million incurred in the year ended January 2, 2005. Additionally, there was a $3.2 million increase in corporate segment selling, general and administrative expenses, and a $0.8 million increase in stock-based compensation.

        Offset against the increase in operating loss in our corporate segment was an increase in operating income in both our retail and wholesale segments. Our retail segment operating income increased 115.3% to $20.0 million in the year ended January 2, 2005 from $9.3 million in the year ended December 31, 2003, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $26.6 million, which was offset by an increase in operating expenses of $15.9 million. The increase in operating costs was largely due to increased media spending of $7.3 million, increased store operating costs of $3.6 million due to the increase in boutiques opened as of January 2, 2005 and $3.0 million in increased fulfillment costs.

        Our wholesale segment operating income increased 77.5% to $36.6 million in the year ended January 2, 2005 from $20.6 million in the year ended December 31, 2003, due to increased sales gains across all wholesale distribution channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $17.5 million, which was offset by an increase in operating expenses of $1.6 million. Operating expenses increased mainly as a result of increased advertising and merchandising costs of $0.7 million and increased commissions of $0.6 million.

Interest expense

        Interest expense, net, increased 298.7% to $6.3 million in the year ended January 2, 2005 from $1.6 million in the year ended December 31, 2003. The increase in interest expense was attributable to higher debt balances under our senior secured credit facilities following our June 2004 recapitalization.

Debt extinguishment costs

        Debt extinguishment costs related to the write-off of deferred financing fees were $0.5 million and $0.3 million in the years ended January 2, 2005 and December 31, 2003, respectively. The costs incurred in the year ended January 2, 2005 were associated with the early extinguishment of debt in connection with our June 2004 recapitalization. The costs incurred in the year ended December 31, 2003 were related to the amendment of our line of credit agreement in September 2003.

Provision for income taxes

        The provision for income taxes was $7.1 million, or 63.9% of the income before provision for income taxes, in the year ended January 2, 2005 compared to a provision of $8.2 million, or 40.8% of the income before provision for income taxes, in the year ended December 31, 2003. The decrease resulted from lower income before provision for income taxes in the year ended January 2, 2005, offset by an increase in the effective tax rate in the year ended January 2, 2005 compared to the year ended December 31, 2003. The increase in the effective tax rate related to the incurrence of certain non-deductible fees and expenses associated with the June 2004 recapitalization in the year ended January 2, 2005.

Quarterly results of operations

        The following table sets forth our unaudited quarterly results of operations for each of the quarters in the years ended January 2, 2005 and January 1, 2006 and the three months ended April 2, 2006 and July 2, 2006. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments that management considers necessary for the fair presentation of such data. We use a 13- to 14-week fiscal quarter ending on the last Sunday of the quarter. The data should be read in conjunction with the audited consolidated financials statement included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	January 2, 2005	April 3, 2005	July 3, 2005	October 2, 2005	January 1, 2006	April 2, 2006	July 2, 2006
	(in thousands, except for percentages)
Sales, net	$28,331	$31,109	$34,770	$47,591	$50,623	$61,689	$67,634	$79,349	$89,915	$96,185
Cost of goods sold	7,399	10,744	8,860	12,618	13,734	17,456	19,308	24,013	25,196	26,937

Gross profit	20,932	20,365	25,910	34,973	36,889	44,233	48,326	55,336	64,719	69,248
Gross margin	73.9%	65.5%	74.5%	73.5%	72.9%	71.7%	71.5%	69.7%	72.0%	72.0%
Expenses:
Selling, general and administrative	13,591	14,421	15,215	17,929	20,734	24,545	26,210	31,781	29,684	33,172
Depreciation and amortization	192	198	204	207	169	183	324	430	465	506
Stock-based compensation	—	—	36	783	314	306	310	440	944	1,523
Restructuring charges	—	—	—	—	—	—	643	—	—	—
Asset impairment charge	—	—	—	—	—	—	1,055	—	—	—
Recapitalization fees and expenses	—	21,430	—	—	—	—	—	—	—	—

Total operating expenses	13,783	36,049	15,455	18,919	21,217	25,034	28,542	32,651	31,093	35,201

Operating income (loss)	7,149	(15,684)	10,455	16,054	15,672	19,199	19,784	22,685	33,626	34,047
Other income (expense):
Interest expense	(205)	(808)	(2,765)	(2,570)	(3,743)	(4,570)	(4,333)	(8,857)	(8,983)	(12,887)
Debt extinguishment costs	—	(540)	—	—	(10,558)	—	—	(5,977)	—	(3,391)
Interest income	1	1	1	1	—	10	60	151	286	345

Income (loss) before provision for income taxes	6,945	(17,031)	7,691	13,485	1,371	14,639	15,511	8,002	24,929	18,114
Provision for income taxes	2,740	(4,006)	3,034	5,320	542	5,791	6,135	3,165	10,395	7,640

Net income (loss)	$4,205	$(13,025)	$4,657	$8,165	$829	$8,848	$9,376	$4,837	$14,534	$10,474

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	$4,205	$(17,497)	$4,657	$8,165	$829	$8,848	$9,376	$4,837	$14,534	$10,474

        Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance. The items discussed below highlight unusual events and circumstances that make comparability between quarters difficult.

Gross profit

        Gross margins decreased to 65.5% in the three months ended June 30, 2004 compared to the prior quarter primarily as a result of the modification of the exercise price of a warrant held by a customer and the resulting charge we recorded in the amount of $5.6 million. The charge was reflected as a reduction in net sales in the three months ended June 30, 2004.

Stock-based compensation

        The stock-based compensation charge in the three months ended January 2, 2005, primarily related to the repurchase of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

        The stock-based compensation charge in the quarters ended April 3, 2005, July 3, 2005, October 2, 2005, January 1, 2006, April 2, 2006 and July 2, 2006 related to our adoption of the fair value recognition and measurement provisions of SFAS No. 123(R) on January 3, 2005.

Restructuring charges

        The restructuring charges of $0.6 million recorded in the three months ended October 2, 2005 resulted from the implementation of exit activities to relocate both our corporate headquarters and distribution center facilities.

Asset impairment charge

        During the three months ended October 2, 2005, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the three months ended June 30, 2004 related to our June 2004 recapitalization.

Interest expense

        Interest expense increased to $2.8 million in the three months ended September 30, 2004, primarily due to increased debt outstanding in connection with our June 2004 recapitalization. Interest expense increased to $8.9 million in the three months ended January 1, 2006 because of increased borrowings under our senior secured credit facilities in connection with both our February 2005 and October 2005 recapitalizations. Interest expense increased to $12.9 million in the three months ended July 2, 2006 due to increased borrowings under our senior credit facilities and our issuance of $125.0 million of senior subordinated notes in connection with our June 2006 recapitalization.

Debt extinguishment costs

        Debt extinguishment costs of $0.5 million in the three months ended June 30, 2004 related to the write-off of deferred financing fees on our outstanding debt prior to our June 2004 recapitalization. Debt extinguishment costs of $10.6 million in the three months ended April 3, 2005 related to the debt extinguished as part of our February 2005 recapitalization. The charge includes $5.5 million related to the write-off of deferred financing fees, a prepayment penalty of $2.7 million for our prior credit facilities and $2.4 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $6.0 million in the three months ended January 1, 2006 related to the debt extinguished as part of our October 2005 recapitalization. The charge includes $2.8 million related to the write-off of deferred financing fees and $3.2 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $3.4 million in the three months ended July 2, 2006 related to debt extinguished as part of our June 2006 recapitalization. The charge included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs.

Seasonality

        Because our products are largely purchased for individual use and are consumable in nature, we are not subject to significant seasonal variances in sales. However, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of wholesale shipments, home shopping television appearances and other promotional events. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our premium wholesale and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our net sales, we may experience increased seasonality.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to service our debt, finance working capital needs and fund ongoing capital expenditures. We have financed our operations through cash flows from operations, private sales of common and preferred shares, borrowings under our credit facilities and issuances of senior subordinated notes.

        Our operations provided us cash of $40.0 million in the year ended January 1, 2006. At January 1, 2006, we had working capital of $34.7 million, including cash and cash equivalents of $18.7 million, as compared to working capital of $21.8 million, including $4.4 million in cash and cash equivalents as of January 2, 2005. The $14.2 million increase in cash and cash equivalents resulted from cash provided by operations of $40.0 million, including net income for the year ended January 1, 2006 of $23.9 million partially offset by investment activities of $7.5 million related primarily to capital expenditures and cash used in financing activities of $18.2 million. The $12.9 million increase in working capital was primarily driven by increases in cash and cash equivalents, accounts receivable and inventory, partially offset by an increase in accounts payable and accrued liabilities. Our operations provided us cash of $10.8 million in the six months ended July 2, 2006. At July 2, 2006, we had working capital of $44.9 million, including cash and cash equivalents of $13.6 million, as compared to working capital of $34.7 million, including $18.7 million in cash and cash equivalents, as of January 1, 2006. The $5.0 million decrease in cash and cash equivalents resulted from cash used in investment activities of $4.3 million related primarily to capital expenditures, together with cash used in financing activities of $11.5 million, partially offset by cash provided by operations of $10.8 million, including net income for the six months ended July 2, 2006 of $25.0 million. The $10.2 million increase in working capital was primarily driven by increases in income tax, accounts receivable and inventory, partially offset by an increase in accounts payable and the current portion of long-term debt.

        Net cash used in investment activities was $7.5 million in the year ended January 1, 2006, primarily attributable to the opening of five additional retail boutiques and investment in our corporate infrastructure. Net cash used in investment activities was $4.3 million in the six months ended July 2, 2006, primarily attributable to the opening of five new retail boutiques and investment in our corporation infrastructure. Our future capital expenditures will depend on the timing and rate of expansion of our businesses, information technology investments, new store openings, store renovations and international expansion opportunities.

        Our financing activities consist largely of providing for repayment of existing debt and meeting any financing needs for our planned growth. We used cash of $18.2 million for financing activities in the year ended January 1, 2006, which related to the February 2005 and October 2005 recapitalizations, partially offset by proceeds of $1.0 million from the issuance of common stock and upon the exercise of stock options and proceeds of $1.0 million relating to excess tax benefits from equity transactions. In connection with our February 2005 and October 2005 recapitalizations, we received gross proceeds of $412.0 million in senior term loans offset by repayments of $72.7 million of senior term loans, repayments of $42.0 million of subordinated notes and $11.6 million in debt issuance costs. We used $305.9 million of the net proceeds to pay a dividend to the holders of our common stock. During the year ended January 1, 2006, the peak borrowings under our senior secured credit facilities was $187.5 million. We used cash of $11.5 million for financing activities in the six months ended July 2, 2006, which related to our June 2006 recapitalization and repayments of $7.7 million of senior term loans, partially offset by $1.6 million from the sale of common stock and the exercise of stock options and an excess tax benefit of $7.5 million relating to stock option exercises. In connection with our June 2006 recapitalization, we received gross proceeds of $331.6 million from amendments to our senior term loans and the issuance of senior subordinated notes and paid $4.1 million in debt issuance costs. We used these net proceeds plus additional cash to pay dividends totaling $340.4 million to the holders of our common stock.

        Pursuant to our February 2005 recapitalization, we entered into new senior secured credit facilities totaling $224.5 million and issued a $15.0 million 15.0% senior subordinated note, the proceeds of which were used to refinance all debt then outstanding, pay a dividend in the aggregate amount of $122.4 million to the holders of our common stock, and pay transaction costs in connection with this recapitalization, including a prepayment penalty of $2.7 million under our prior credit facilities.

        Pursuant to our October 2005 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by $187.5 million, the proceeds of which were used to pay a dividend in the aggregate amount of $183.5 million to the holders of our common stock, and to pay transaction costs in connection with this recapitalization.

        In connection with our June 2006 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by an additional $206.6 million, and increased the amount available under our revolving loan facility to $25.0 million. Also as part of our June 2006 recapitalization, we issued 15% senior subordinated notes in the aggregate principal amount of $125.0 million, which notes mature on June 7, 2014. Until such maturity, interest on the notes is payable, at our election, in cash or through the issuance of payments-in-kind, or PIK, notes on a quarterly basis. Until payment in full of the senior secured loans, we may not make cash interest payments on the 15% senior subordinated notes. We used the proceeds of the additional term loans and the note issuance to pay a dividend in the aggregate amount of $340.4 million to the holders of our common stock and pay transaction costs in connection with this recapitalization.

        Our amended senior secured credit facilities provide a total of $618.3 million in debt financing, consisting of:

  •
  A $25.0 million revolving credit facility (under which no borrowings are outstanding);

  •
  An aggregate of $359.3 million first-lien term loans; and

  •
  An aggregate of $234.0 million second-lien term loans.

        In addition, in September 2006, we amended our senior secured credit facilities to permit the issuance of up to $135.0 million in additional first-lien term loans. The proceeds of the additional first-lien term loans must be applied to repay our existing indebtedness or to pay fees and expenses related to certain transactions, including this offering.

        The revolving credit facility and the first-lien term loan bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. The current applicable interest margin for the revolving credit facility and first-lien term loan ranges from 2.5% to 2.75% for LIBOR loans and from 1.5% to 1.75% for base rate loans. Borrowings on the second-lien term loan generally bear interest at a rate equal to, at our option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of July 2, 2006, interest on the first-lien term loan and the second-lien term loan was accruing at an annual rate of 10.0% and a blended annual rate of 12.4%, respectively.

        The facilities are secured by substantially all of our assets. Our revolving credit facility matures in 2011, our first-lien term loan facility matures in 2012 and our second-lien term loan facility matures in 2013. After giving effect to the application of the net proceeds from this offering and the concurrent refinancing of a portion of our debt, as of July 2, 2006, we would have had a total of $479.9 million in borrowings outstanding under the first-lien and second-lien term loans and no amounts outstanding under our revolving credit facility, or approximately $25.0 million of available borrowing capacity under our revolving credit facility.

        At all times after October 2, 2007, we are required under our senior secured credit facilities to enter into interest rate swap or similar agreements with respect to at least 40% of the outstanding principal amount of all loans under our senior loan facilities, unless we satisfy specified coverage ratio tests. The interest rate protection must extend until February 2008. Currently, we do not engage or intend to engage in any hedging activities.

        The revolving facility also provides for the issuance of letters of credit. Allocation of the revolving facility to such letters of credit will reduce the amounts available under the facility.

        The terms of our senior secured credit facilities require us to comply with financial covenants, including maintaining leverage and cash interest coverage ratios. For the three months ended July 2, 2006, we were required, and for the three months ending October 1, 2006, we are required to maintain a maximum leverage ratio (consolidated total debt to Adjusted EBITDA) of not greater than 6.0 to 1.0 and a cash interest coverage ratio (Adjusted EBITDA to consolidated cash interest expense) of at least 1.7 to 1.0. Our maximum leverage ratio will become more restrictive over the term of the secured credit facility. It will decrease to 5.25 to 1.0 by the end of our 2007 fiscal year, 4.1 to 1.0 by the end of our 2008 fiscal year, 3.5 to 1.0 by the end of our 2009 fiscal year and 2.5 to 1.0 by the end of our 2010 fiscal year. As of July 2, 2006, our leverage ratio was 4.75 to 1.0, and our cash interest coverage ratio was 1.83 to 1.0. Additionally, as of October 2, 2007, we also must enter into interest rate swap or similar agreements with respect to 40% of the principal amounts outstanding under our senior secured credit facilities as of such date, unless we satisfy specified coverage ratio tests. If we fail to comply with any of the financial covenants, the lenders may declare an event of default under the secured credit facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving credit facility. The secured credit facility also contains non-financial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments and engage in specified transactions with affiliates. The secured credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties. We have been in compliance with all financial ratio and other covenants under our credit facilities during all reported periods and were in compliance with these covenants as of July 2, 2006.

        Subject to specified exceptions, including for investment of proceeds in the case of asset sale proceeds or, in the case of equity issuance proceeds, for prepayment of our 15.0% senior subordinated notes (to the extent permitted under the senior secured credit facilities) and for permitted equity contributions for capital expenditures, we are required to prepay outstanding loans under our amended senior secured credit facilities with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain equity (including the proceeds of this offering), issuances of certain debt and a portion of excess cash flow. We are not required to pay a prepayment premium in the event of a prepayment following an issuance of equity, including this public offering.

Liquidity sources, requirements and contractual cash requirement and commitments

        We believe that cash flow from operations and cash on hand will provide adequate funds for our foreseeable working capital needs, and planned capital expenditures. As part of our strategy, we intend to invest in making significant improvements to our systems. We also intend to open seven new boutiques in 2006 (of which five were open as of July 2, 2006) and ten new boutiques in 2007, which will require additional capital expenditures. Finally, we also plan to continue to invest in our corporate infrastructure facilities. We anticipate that our capital expenditures in the years ending December 31, 2006 and December 30, 2007 will be approximately $12.5 million and $15.0 million, respectively. There can be no assurance that any such capital will be available on acceptable terms or at all. Our ability to fund our working capital needs, planned capital expenditures and scheduled debt payments, as well as to comply with all of the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Contractual commitments

        We lease retail stores, warehouses, corporate offices and certain equipment under noncancelable operating leases with various expiration dates through January 2017. As of January 1, 2006, the scheduled maturities of our long-term contractual obligations were as follows:

	Payments Due by Period
	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Operating leases, net of sublease income	$3.8	$10.2	$5.8	$9.9	$29.7
Long-term debt, including the current portion	12.7	38.0	148.8	190.3	389.8
Minimum royalties under licensing arrangements	—	1.5	—	—	1.5

Total	$16.5	$49.7	$154.6	$200.2	$421.0

        We are also party to a sublicense agreement for use of certain patents associated with certain of our mineral-based skin care products. The agreement requires that we pay a quarterly royalty of 3.5% of the net sales of these skin care products up to the date of the last to expire licensed patent rights. This sublicense also requires minimum royalty annual royalty payments of approximately $0.6 million for 2006 and thereafter. The minimum annual royalty payments have not been included in the schedule of long-term contractual obligations above as we can terminate the agreement at any time with six months written notice.

        The scheduled principal maturities of our long-term debt and related estimated interest payments were as follows as of July 2, 2006:

	Payments Due by Period
	Remainder of Year ended December 31, 2006	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Long-term debt, including current portion	$9.0	$53.9	$224.5	$426.4	$713.8
Interest payments on long-term debt, including current portion(1)	38.4	222.4	137.0	23.9	421.7

Total	$47.4	$276.3	$361.5	$450.3	$1,135.5

(1)
The interest payments on our long-term debt, including current portion have been calculated using an interest rate of 15% on our senior subordinated notes and an estimated interest rate of 8.2% and 12.4% on the outstanding first-lien term loans and second-lien term loans, respectively, which were estimated based on the rate in effect as of July 31, 2006. A 1% change in interest rates on our variable rate debt would result in a change of $30.2 in our total interest payments, of which $2.9 million would be in the remainder of the year ended

  December 31, 2006, $16.7 million would be in years 1-3, $9.7 million would be in years 4-5 and $0.9 million would be after 5 years.

Off-balance-sheet arrangements

        We do not have any off-balance-sheet financing or unconsolidated special purpose entities.

Effects of inflation

        Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation because they are short-term in nature. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not currently affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of the products offered by us. In addition, an inflationary environment could materially increase the interest rates on our debt.

Non-GAAP Measures

        In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in reconciliation to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance, to measure our performance when determining management bonuses and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have a default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

        All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

        The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income

(loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  they do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

        We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Net income	$11,846	$4,002	$23,890	$9,677	$25,008
Plus: interest expense	1,592	6,348	21,503	8,313	21,870
Less: interest income	(36)	(4)	(221)	(10)	(631)
Plus: depreciation and amortization	1,150	801	1,106	352	971
Plus: provision for income taxes	8,152	7,088	15,633	6,333	18,035

EBITDA	22,704	18,235	61,911	24,665	65,253
Plus: debt extinguishment costs(1)	323	540	16,535	10,558	3,391
Plus: recapitalization fees and expenses(2)	—	21,430	—	—	—
Plus: warrant expense(3)	—	5,560	—	—	—
Plus: management fees(4)	503	390	600	300	300
Plus: restructuring charges(5)	—	—	643	—	—
Plus: asset impairment charge(6)	—	—	1,055	—	—
Plus: stock-based compensation(7)	—	819	1,370	620	2,467
Plus: deferred offering costs(8)	—	—	834	—	—

Adjusted EBITDA	$23,530	$46,974	$82,948	$36,143	$71,411

(1)
During years ended December 31, 2003, January 2, 2005 and January 1, 2006, we recorded debt extinguishment costs of $0.3 million, $0.5 million and $16.5 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million related to the early extinguishment of our previous outstanding debt as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. During the six months ended July 2, 2006, we incurred debt extinguishment costs of $3.4 million related to the early extinguishment of our previously outstanding debt in connection with our June 2006 recapitalization.

(2)
In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(3)
In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

(4)
We pay transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that will be terminated in connection with this offering. We will pay an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements. For more information, see "Certain Relationships and Related Party Transactions — Management Advisory Fees."

(5)
In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income.

(6)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

(7)
The stock-based compensation charges for the year ended January 1, 2006 and the six months ended July 3, 2005 and July 2, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

(8)
During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity

        We are exposed to interest rate risks primarily through borrowings under our credit facilities. Interest on all of our borrowings under our senior secured credit facilities is based upon variable interest rates. Our weighted average borrowings outstanding during the six months ended July 2, 2006 were $435.5 million and the annual effective interest rate for the period was 10%. Presently, we do not hedge against interest rate risks. Based on the foregoing, a hypothetical 1% increase or decrease in interest rates would have resulted in a $2.1 million change to our interest expense in the six months ended July 2, 2006. As of July 2, 2006, we had borrowings of $713.8 million outstanding under our senior secured credit facilities and our 15.0% senior subordinated notes, excluding discount. Based on the $588.8 million of variable interest rate indebtedness outstanding as of July 2, 2006, a hypothetical 1% increase or decrease in interest rates would have resulted in a $2.9 million change to our interest expense in the six months ended July 2, 2006.

Foreign currency risk

        All of our sales, expenses, assets, liabilities and cash holdings are denominated in U.S. dollars. Although we are increasing our sale of products outside of the United States, all of these transactions are settled in U.S. dollars and therefore we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and we believe that our foreign currency exchange risk is immaterial.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and the assumptions used in the preparation of our consolidated financial statements.

Revenue recognition

        We recognize sales when merchandise is shipped from a warehouse directly to wholesale customers (except in the case of consignment sales, including those to QVC), infomercial customers and internet customers, or when purchased by consumers at retail boutiques, each net of estimated returns. For our consignment sales to QVC, we recognize sales, net of estimated returns, upon QVC's shipment to the customer. Postage and handling charges billed to customers are also recognized as revenue upon shipment of the related merchandise. Shipping terms are FOB shipping point, and title passes to the customer at the time and place of shipment or purchase by customers at retail locations. For consignment sales to QVC, title passes to QVC concurrent with QVC's shipment to its customers.

        Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts and an amount established for anticipated product returns. Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an accrual for anticipated sales returns. Our standard terms for retail sales, including infomercial sales and sales at retail boutiques, limit returns to approximately 30 to 60 days after the sale of the merchandise. For our wholesale segment, as is customary in the beauty industry, we allow returns from our wholesale customers if properly requested and approved. As a percentage of gross sales, returns were 7.2%, 5.5% and 6.7% in the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively and 7.0% and 5.4% in the six months ended July 3, 2005 and July 2, 2006, respectively.

Allowance for doubtful accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us, which could change significantly if their financial condition changes or the economy in general deteriorates.

Inventories

        Inventories consist of finished goods and raw materials and are stated at the lower of cost or market, determined on a weighted-average basis. We regularly monitor inventory quantities on hand and record write-downs for excess and obsolete inventories and shrinkage based primarily on our estimated forecast of product demand and production requirements. For on-hand and on-order inventory in excess of our estimated forecast, we generally record a 100% reserve. This methodology is significantly affected by our sales forecast. If actual demand were to be substantially lower than estimated, additional write-downs for excess or obsolete inventories may be required.

Valuation of long-lived assets

        We review our long-lived assets, including equipment and leasehold improvements and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and requires the exercise of judgment. If we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows. If future undiscounted net cash flows are less than the carrying value of such asset, we write down that asset to its fair value.

        We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Goodwill and intangible assets

        We review goodwill and indefinite-lived intangible assets at least annually for impairment, but if certain events or indicators of impairment occur between annual impairment tests, we perform an impairment test of goodwill and indefinite-lived intangible assets at that date. In evaluating goodwill, we compare the total book value of the reporting unit to the fair value of the reporting unit. The fair value is determined using the income approach, which focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

        The process of evaluating the potential impairment of goodwill and intangible assets is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Stock-based compensation

        Effective January 3, 2005, we adopted SFAS 123(R) using the modified-prospective approach, which requires us to measure compensation cost for all outstanding unvested share-based awards at fair value and recognize compensation over the requisite service period for awards expected to vest. Our calculation of stock-based compensation requires us to make a number of complex and subjective estimates and assumptions, including the fair value of our common stock, future forfeitures, stock price volatility, expected life of the options and related tax effects. Prior to our initial public offering, our board of directors determined the estimated fair value of our common stock on the date of grant based on a number of factors, most significantly the use of periodic contemporaneous valuations performed by an independent valuation firm. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. Expected volatility of the stock is based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options, expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record.

Income taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past results of operations and our forecast of future taxable income in the jurisdictions in which we have operations. We record a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.

New accounting standards

        Effective January 3, 2005, we early adopted the fair value recognition and measurement provisions of SFAS 123(R), which is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. We elected to adopt the modified-prospective- transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

        In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal periods beginning after June 15, 2005. We adopted SFAS 151 on January 2, 2006 and the adoption did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS 154 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP 13-1). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. We adopted FSP 13-1 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, or FIN 48. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently in the process of determining the impact, if any, of adopting the provisions of FIN 48 on our financial position and results of operations. We will adopt FIN 48 during our fiscal year ending December 30, 2007.

BUSINESS

Overview

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005. Since 2001, we have increased net sales approximately 87.5% on a compound annual basis, and during the fiscal year ended January 1, 2006, our operating income was 29.8% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We design our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections such as blemishes, rosacea and acne that can be exacerbated by traditional cosmetics. We believe that i.d. bareMinerals appeals to women who prefer a more natural look relative to traditional foundation or simply prefer products with a natural formulation. In addition to our i.d. bareMinerals products, we offer a broad range of other cosmetics and accessories, including finishing powders, lipsticks, lip-glosses, lip liners, mascaras, application tools and brushes under our i.d. brand and a patent-pending mineral-based nighttime skin revival treatment under the RareMinerals brand. We also offer numerous innovative and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We focus on educating consumers about the unique benefits of our products, developing intimate relationships with those consumers, and capitalizing on our multi-channel distribution strategy to effectively reach and engage those consumers. We believe educational media such as infomercials and home shopping television are particularly effective at informing consumers about the innovative product formulation, application technique and resulting benefits of our i.d. bareMinerals cosmetics. We also believe that our company-owned boutiques enhance the authenticity of our brand and provide a personal environment in which we offer our broadest product assortment and provide one-on-one consumer consultations and product demonstrations. At the same time, our physical presence at specialty beauty retailers such as Sephora and Ulta have helped to further strengthen our brand image and provide additional points of contact to educate consumers about our products. Moreover, this model allows us to:

  •
  acquire new consumers and maintain premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry;

  •
  provide consumers the ability to select the most convenient channel in which to purchase our products;

  •
  develop intimate consumer relationships that foster brand loyalty and encourage repeat purchases;

  •
  build a base of recurring revenues as a substantial percentage of new consumers participate in our product continuity programs through which products initially purchased are automatically replenished; and

  •
  drive traffic across our sales channels.

        As of July 2, 2006, our domestic points of distribution included direct-response television such as our infomercials and home shopping television, approximately 295 retail locations consisting of specialty beauty retailers Sephora and Ulta, 30 company-owned boutiques, approximately 900 spa and salon locations, and online at www.mdformulations.com and www.bareminerals.com.

Our Market

        We operate within the large and steadily growing worldwide beauty care industry. The beauty care industry includes color cosmetics, skin care products, fragrances and hair care products. According to Euromonitor, a market research firm, the beauty care industry worldwide and within the U.S. represented over $254.2 billion and $47.8 billion, respectively, in retail sales in 2005. Five of the largest countries by retail sales in the beauty care industry according to Euromonitor are the United States, Japan, France, Germany and the UK with 2005 retail sales of $47.8 billion, $31.7 billion, $14.8 billion, $13.1 billion and $12.4 billion, respectively. Within the beauty care market, we compete primarily in the color cosmetics and skin care segments. Color cosmetics and skin care products constituted 91% and 9%, respectively, of our net sales for the year ended January 1, 2006.

  U.S. Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The U.S. color cosmetics market, which includes facial makeup, eye makeup and lip products, is estimated by Euromonitor to have had retail sales of $8.1 billion in 2005. The market for facial makeup is the largest segment of the U.S. cosmetics market, with estimated retail sales of $2.8 billion in 2005, according to Euromonitor. In addition, the markets for eye, lip, and nail products are estimated to have had retail sales of $2.5 billion, $2.2 billion, and $0.6 billion, respectively, in 2005.

        Skin Care Market: U.S. retail sales of skin care products which include facial care, body care, and hand care were an estimated $7.6 billion in 2005, according to Euromonitor. The facial care market, the largest segment of the skin care market, was estimated at $5.7 billion in 2005 with approximately 88% of sales in this segment derived from facial moisturizers, anti-aging products, and cleansers.

  International Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The international color cosmetics market is estimated by Euromonitor to have had retail sales of $34.6 billion in 2005. The market for facial makeup is the largest segment of the international cosmetics market, with estimated sales of $12.4 billion in 2005, according to Euromonitor. In addition, Euromonitor estimates that the markets for eye, lip, and nail products had retail sales of $8.9 billion, $10.0 billion, and $3.3 billion, respectively, in 2005.

        Skin Care Market: International retail sales of skin care products were an estimated $55.5 billion in 2005, according to Euromonitor. Euromonitor estimates that the international facial care market, the largest segment of the skin care market, had retail sales of $43.9 billion in 2005.

  Key Trends

        According to Euromonitor, the U.S. is currently experiencing a convergence of the cosmetics and toiletries, pharmaceuticals and packaged food industries in which consumers, particularly aging baby boomers, are seeking healthier alternatives in order to live longer, healthier lives. As such, manufacturers are bringing to market new products that promote health and wellness and offer benefits beyond beauty. We also believe consumers are increasingly seeking beauty products that allow them to maintain a healthy lifestyle and a natural look and feel. Euromonitor points to an increased focus on natural products due to trends towards environmentalism and consumers' aligning themselves with the perceived simplicity and "back-to-basics" characteristics of such products. Natural products often are perceived by consumers as healthier alternatives.

        Euromonitor also reports that the growth in facial makeup is expected to continue as consumers become more aware of the dangers of skin cancer and wrinkles caused by over-exposure to the sun. At the same time, the aging of baby boomers is expected to increase the demand for products with anti-aging benefits according to Euromonitor. Specifically, aging women are likely to use more foundation and concealer in an effort to cover up wrinkles and discoloration.

        We believe a gradual shift is occurring in the distribution of premium beauty care products which have traditionally been distributed predominantly through department stores. Increasingly, premium products such as ours are being sold through direct-response television, such as infomercials and home shopping television, as well as through specialty retail, and spas and salons. According to industry sources, color cosmetics sales in these channels are projected to grow at a higher rate than sales of color cosmetics in total. We believe that growth in beauty product sales through these channels is being fueled by increasing consumer acceptance of direct-response television, the ability of prestige beauty companies to provide educational messages through this channel rather than traditional image-based marketing, and increased viewership. We believe independent prestige retailers, in turn, increasingly recognize the national and international product support provided by direct-response television. We believe these retailers are increasingly seeking unique products and brands featured in direct-response television to be sold in their retail stores. Euromonitor also reports the continuing growth in consumers' desire for spa and salon services, which we believe will result in increased sales of beauty care products through this channel.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    The Bare Escentuals brand and our experience with mineral-based cosmetics date back to our original boutique which opened in 1976. We believe our distinct focus on mineral-based cosmetics and experience within the mineral-based cosmetics category distinguish us from our competitors who primarily sell liquid- or cream-based cosmetics. Our brand message centers on key points of differentiation from traditional cosmetics, including the efficacy, unique application, and natural look and feel of our i.d. bareMinerals products. Through this focused approach, we have become a leading mineral-based cosmetics company and have developed a brand strongly associated with mineral-based cosmetics.

        We believe our i.d.-branded cosmetics have been at the vanguard of women's conversion to, and the expansion of the market for, mineral-based makeup as women have discovered the benefits of these products. We also believe our mineral-based cosmetics appeal to a broad range of women, regardless of age, race or income, and capitalize on consumers' growing desire for healthy living and natural products by offering the following benefits:

  •
  a natural or "bare" skin appearance with adjustable coverage, providing the benefits of cosmetics without giving the consumer a heavily made-up look or lines of demarcation often associated with liquid- or cream-based foundation;

  •
  a lighter and more comfortable application, resulting in consumers' feeling that they are not wearing makeup;

  •
  a natural formulation, free of preservatives, oil, fragrances, talc, waxes and binders typically found in traditional cosmetics; and

  •
  a reduction in skin irritation and other skin problems commonly associated with the use of traditional cosmetics.

        We believe these differentiating factors have resulted in many women switching from traditional liquid- or cream-based cosmetics products offered by our competitors to our mineral-based cosmetics. In addition, we believe that our core i.d. bareMinerals foundation products appeal to women who do not currently wear foundation. In a response survey distributed to approximately 50,000 of our infomercial customers in August 2005 and to which approximately 6,000 customers responded, 16% of respondents stated that they did not wear any foundation prior to purchasing i.d. bareMinerals. We believe the broad appeal of our products is demonstrated by our success in specialty beauty retailers Sephora and Ulta, which tend to serve a younger demographic of women, as well as through direct-response television which tends to serve a more mature demographic.

        Enthusiastic and loyal consumer base.    Our consumers exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that:

  •
  90% of respondents expect to use i.d. bareMinerals indefinitely;

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  87% of respondents would "enthusiastically" recommend i.d. bareMinerals to a friend; and

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  87% of respondents consider i.d. bareMinerals foundation as their "primary" or "only" foundation.

        Strong consumer enthusiasm and loyalty have resulted in the development of a community of consumers who share a passion for our products. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, some of our loyal consumers have established an online community independent of the company's efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumer community. We actively solicit ideas from this community to improve existing products, expand color assortments and introduce new products that better meet the needs of our consumers. In addition, we receive numerous unsolicited suggestions from consumers via letters and e-mails as well as at the many in-store events that we host. Many of these suggestions are the catalyst for new product development and introductions. For example, we introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. We developed our Beautiful at Any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, based on feedback from our consumers that were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup a fun and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our core marketing strategy and brand message center on making beauty "approachable" for all women. Over the years, we have utilized an innovative approach to marketing that differs significantly from traditional cosmetics marketing as we have focused our efforts on:

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  educating consumers as to the natural formulation of, and unique application techniques for, our i.d. bareMinerals-branded products;

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  highlighting consumers' personal experiences with our products and their resulting sense of self-confidence through testimonials featured on our infomercials;

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  developing direct, intimate connections with consumers, particularly through the personal involvement of Leslie Blodgett, our Chief Executive Officer and primary spokesperson;

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  fostering the development of a community among our consumers through in-store events, local media outreach and participation in various consumer online forums in which women can share their experiences and enthusiasm about our products with their friends, families and colleagues;

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  featuring our consumers instead of celebrities in our infomercials; and

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  communicating product efficacy, through live product demonstrations and before and after photos, instead of image-based advertising using professional models and celebrity spokespeople.

        In addition, we reinforce our strength in mineral-based makeup by developing clear, concise and memorable messages to illustrate the techniques unique to our products. We seek to trademark these messages in order to maintain our brand leadership within these categories. For example, our trademarked messages include:

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  Makeup so pure you can sleep in it, which emphasizes our i.d. bareMinerals products' natural formulation; and

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  Swirl, Tap, Buff, which describes the signature application technique of using a makeup brush to apply i.d. bareMinerals cosmetics.

        Mutually reinforcing distribution channels.    We distribute our products through a number of complementary wholesale and retail sales channels, including infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. We believe this multi-channel strategy provides for greater consumer diversity, improved consumer reach, increased consumer convenience, more robust consumer feedback and enhanced premium brand reinforcement. In addition, our multi-channel distribution strategy enables us to leverage success in one channel to drive success in another. For example, our infomercials allow us to cost-effectively communicate educational messages regarding product differentiation, efficacy and application techniques that drive sales through our other sales channels. In turn, our company-owned boutiques give authenticity to our brand and provide a personal environment in which we offer our full product assortment and provide one-on-one consumer consultations and product demonstrations. Our physical presence at specialty beauty retailers such as Sephora and Ulta helps to further strengthen our brand image and provides additional points of contact for educating consumers about our products. Our distribution through spas and salons provides an informative and treatment-focused environment in which beauty treatment providers, or aestheticians, and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide.

        Strong financial performance.    Our distinctive marketing and distribution approach has enabled us to achieve significant revenue growth. Since 2001, we have increased net sales approximately 87.5% on a compound annual basis compared with a 2.6% compound annual growth rate for the overall domestic color cosmetics market as reported by Euromonitor. In addition, we believe that our multi-channel distribution strategy has allowed us to generate operating margins superior to those of cosmetics companies that rely on traditional advertising. We have increased operating income from $5.5 million for the years ended December 31, 2002 to $77.3 million for the year ended January 1, 2006. Our operating income as a percentage of net sales has grown from 8.4% for the year ended December 31, 2002 to 29.8% for the year ended January 1, 2006. Our financial strength gives us the flexibility to drive growth across our multiple distribution channels.

        Experienced management team.    Our Chief Executive Officer Leslie Blodgett is a key creative driver of our business and the leading personality behind our brands. Through her direct interaction with consumers, Ms. Blodgett has inspired our unique approach towards product development and developed strong, personal connections with our consumers. In addition, Ms. Blodgett has pioneered our use of infomercials and home shopping television as a means to communicate and market the benefits of our prestige cosmetics. Our recently hired President Diane Miles has broad knowledge and significant experience managing prestige cosmetic brands within both retail and wholesale distribution channels. Ms. Miles oversees our sales and marketing efforts and will play a key role as we expand our distribution in the U.S. and internationally. In order to both reinforce our operational and financial infrastructure and effectively support our rapid growth, we have built a strong operations team with significant experience in branded consumer products led by our Chief Financial Officer/Chief Operations Officer Myles McCormick.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

        Premium Wholesale.    We intend to continue to increase net sales to our key wholesale accounts which we believe help to further strengthen our brand image and provide additional points of contact to educate consumers about our products. We also will seek to continue to improve our performance in specialty beauty retailers Sephora and Ulta and explore additional opportunities to sell our products through other specialty retailers. Within Sephora and Ulta, we will seek to improve product positioning, focus on collaborative marketing efforts and dedicate additional resources to training Sephora and Ulta sales representatives so they can provide better customer service. In addition, as Sephora and Ulta open new stores, we expect that further penetration in those locations will drive our net sales growth. For example, in 2007, we plan to test selling our products in Sephora locations in J.C. Penney department stores. We also may explore additional opportunities to sell our products in premium department stores. For example, in 2007, we plan to test selling our products in Macy's and Nordstrom.

        Company-owned Boutiques.    We intend to continue to expand our base of company-owned boutiques based on the attractive financial results that they historically have generated. At retail boutiques open for the fiscal year ended January 1, 2006, our average net sales during that period were approximately $1,400 per square foot. Our retail boutiques opened since 2003 that have operations of at least twelve months typically have achieved payback on our initial investment within twelve months. As of July 2, 2006, we operated 30 boutiques and believe substantial opportunity exists to open new boutiques throughout North America. We opened five boutiques in 2005, and we expect to open seven new boutiques in 2006 (of which five were open as of July 2, 2006) and ten new boutiques in 2007.

        Infomercials.    We intend to continue the growth of our front-end infomercial sales, which are comprised of initial consumer purchases, and back-end infomercial sales, which include sales through our continuity program, by:

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  using our knowledge and experience to refine and refresh our infomercials and improve the effectiveness of our media spending;

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  increasing our consumers' awareness of their ability to customize the timing and product assortment of their purchases in our continuity programs, which we believe results in our consumers' remaining in the programs longer; and

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  promoting sales of complementary products to infomercial consumers.

        Home Shopping Television.    We intend to increase our net sales through home shopping television by introducing new products on-air, moving towards higher price points through innovative packaging and kitting of our products and expanding our collaboration with QVC on back-end sales of our products through QVC's website, its QVC Beauty and Bare Escentuals-specific catalogs and its continuity programs. We also plan to continue to update our merchandise assortment to foster consumer excitement for our products and stay current with market trends.

        Spas and Salons.    Spas and salons offer opportunities to sell an increasingly diversified mix of our products and enhance our premium brand positioning. We will continue to focus on high volume spa and salon locations to increase sales of our i.d. bareMinerals and md formulations product lines in this channel.

        Leverage our strong market position in foundation to cross-sell our other products.    We plan to leverage the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. Our i.d. bareMinerals foundation products enjoy strong consumer loyalty and wide success and comprised approximately 50.4% and 46.2% of our net sales for the fiscal year ended January 1, 2006 and the six months ended July 2, 2006, respectively. Of the 6,000 respondents to our August 2005 survey of infomercial consumers, 90% responded that they expect to use i.d. bareMinerals indefinitely. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques. As we expand the number of physical distribution points for our products, we will seek to maximize opportunities to develop connections with our consumers and educate them about all of our products, including our non-foundation products. A key element of this education is providing consumers opportunities to sample our products so they can experience their look and feel.

        Develop new product concepts.    We believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products. Specifically, we will prioritize our product extension opportunities according to which complementary product categories can most benefit from the use of our infomercial and home shopping television channels. For example, in early 2006 we launched an innovative skin care line using a patent-pending mineral-based formula under the RareMinerals brand name.

        Expand our global presence.    We plan to focus our efforts on increasing net sales in those international markets offering the following attributes:

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  large cosmetics markets, particularly with respect to sales of foundation products;

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  well-established prestige cosmetics distribution channels; and

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  television-commerce channels with sufficient scale to support an education-based marketing strategy.

        We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence. We plan to implement a version of our successful U.S. marketing strategy and multi-channel distribution model in our targeted international markets. For example, we plan to maximize home shopping television sales in our targeted international markets where possible. To enhance our prospects for successful local execution of our international strategy, we intend to develop marketing and distribution relationships with existing and new local partners who can provide local expertise and where appropriate, local affiliate offices in order to enhance our sales and distribution infrastructure.

Products

        We market and sell our products under two principal brands — Bare Escentuals and md formulations. We offer cosmetics, skin care and body care products under the Bare Escentuals brand and professional skin care products under the md formulations brand. We market our cosmetics products under our i.d. brand which includes our popular i.d. bareMinerals product line. We market our skin care products under the RareMinerals brand and our body care products under various sub-brands under Bare Escentuals. We market our professional skin care products under our md formulations brand. A detailed table of our brands and products is set forth below:

Bare Escentuals				md formulations
Cosmetics			Body Care
		Skin Care		Professional Skin Care
i.d. bareMinerals			Various sub-brands
	i.d. cosmetics	RareMinerals

Foundation	Finishing powders	Nighttime treatment	Washes	Facial cleansers
Concealers	Lipsticks		Lotions	Anti-aging lotions
Blush	Lip glosses		Fragrances	Moisturizers
All-over face color	Lip liners			Acne treatments
Liner shadows	Mascaras			Sunscreen
Eye shadows	Makeup brushes

  Bare Escentuals Brands

        i.d. bareMinerals.    Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye, cheek, and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. All of our i.d. bareMinerals-branded products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We believe the efficacy of our products, as well as their positioning as a healthy and natural alternative to conventional cosmetics, appeals to a broad range of women who prefer a more natural look and feel, have skin conditions such as allergies, rosacea or acne that can be exacerbated by traditional cosmetics, or simply prefer products with a natural formulation. Our cosmetics products comprised approximately 85.6% and 91.3% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively, and approximately 92.6% of our net sales for the six months ended July 2, 2006. Our i.d. bareMinerals foundation comprised approximately 46.9% and 50.4% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively and approximately 46.2% of our net sales for the six months ended July 2, 2006.

        i.d. cosmetics.    Our i.d.-branded cosmetics include a broad assortment of fashionable color cosmetics and accessories including finishing powders, lipsticks, lip glosses, lip liners, mascaras, and application tools and brushes.

        RareMinerals.    RareMinerals represents an innovative extension of our mineral-based expertise into the skin care category. Our patent-pending RareMinerals Skin Revival Treatment delivers concentrated organic macro and micro minerals to the skin through a time-released, active formulation to reduce the appearance of imperfections and increase skin firmness and hydration.

        Body care brands.    Our body care products include various formulas for the bath, body, and face and are marketed under Bare Escentuals sub-brands such as Daily Essentials and Premium Body. These products are positioned as upscale "boutique" brands that are fun and full of personality.

        md formulations.    Our md formulations brand provides a complete professional skin care solution addressing the rapidly growing anti-aging market. This results-oriented skin care line was originally created to meet the needs of the demanding professional spa and salon channels. md formulations was one of the first commercial glycolic skin care brands developed in the U.S. and continues to be a leading brand in the use of glycolic acid as an active anti-aging compound. The brand uses four key steps, "cleanse, correct, hydrate and protect," to create personalized skincare regimens that help people of all skin types achieve clearer, healthier, younger-looking skin. Our product formulations, which include glycolic compounds, are developed with a specific pH level to deliver maximum results with minimal skin irritation. We also test our products extensively for safety, efficacy and consumer satisfaction.

        Products in the retail line include cleansers to cleanse and exfoliate; corrective treatments to reduce the appearance of wrinkles, discolorations, blemishes and improve overall skin texture and tone; antioxidant moisturizers to hydrate and help defend skin against future damage; and sun protectors to help prevent sunburn and premature skin aging. The brand also offers a complete line of professional-use-only products for use by aestheticians, such as glycolic peels, to complement the consumer retail line. Our md formulations products comprised approximately 11.1% and 7.4% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively and approximately 5.1% of our net sales for the six months ended July 2, 2006.

Merchandising and Product Packaging

        Our product formulations and branding are consistent across our distribution channels. However, we tailor product offerings to our distribution channels by creating unique and differentiated "kits" or assortments of products which help us to:

  •
  introduce new consumers to our brand;

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  create specialized offerings for our channel partners;

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  merchandise products according to channel demographics;

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  increase the average consumer purchase;

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  generate and renew excitement among our consumers; and

  •
  reinforce our brand.

        For example, our introductory kit, which we market across all distribution channels, includes an assortment of our core products, including two different shades of i.d. bareMinerals foundation, Mineral Veil, Warmth, an application brush, a full coverage brush, a maximum coverage concealer brush and an instructional video. We also offer promotional kits which are typically "themed" to address specific end uses, targeted consumer segments or seasonal offerings. In addition, we produce limited quantities of many of our kits, which helps to generate excitement among consumers due to product scarcity.

Distribution Channels

        We believe that a core element of our success is our distinctive multi-channel distribution model consisting of infomercials, home shopping television, premium wholesale, company-owned boutiques and spas and salons. We believe that this distribution model, through which each channel reinforces the others, provides:

  •
  greater brand awareness across channels;

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  cost-effective consumer acquisition and education;

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  premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry; and

  •
  improved convenience for consumers.

        We use infomercials and home shopping television to develop brand awareness and educate consumers on product differentiation, proper application and resulting benefits. We believe this increased brand awareness drives consumers to shop in our company-owned boutiques and other retail distribution points where we are able to sell a broader assortment of our products and can interact with consumers on a one-on-one basis. In turn, we believe that our physical presence at specialty beauty retailers Sephora and Ulta further enhances our brand image and validates the premium positioning of our products.

        Our domestic distribution model is summarized as follows:

Media
Retail	Wholesale	Marketing Benefits
Infomercials • Long-form • Short-form • www.bareminerals.com (for infomercial products)	Home Shopping Television • QVC • www.qvc.com	• Consumer education • Brand awareness • Cost-effective consumer acquisition
Traditional
Retail	Wholesale	Marketing Benefits
Company-owned Boutiques • www.mdformulations.com	Premium Wholesale • Sephora • Ulta Spas and salons	• Brand prestige • Personal interaction • Authenticity

  Premium Wholesale

        The premium wholesale channel accounted for 19.2% of our net sales for the year ended January 1, 2006 and 26.3% of our net sales for the six months ended July 2, 2006. Our premium wholesale channel enables us to provide additional points of contact to educate consumers about our products, expand our traditional retail location penetration with limited capital investment, and further strengthen our brand image. As with our own boutiques, this channel allows us to target a consumer who may be less inclined to shop at home and provides an inviting venue to experience the products personally and discuss product features with experienced sales personnel. We have increased our sales within the premium wholesale channel by introducing our products into Ulta in 1997 and Sephora in 2004. As of July 2, 2006, our products were distributed in approximately 295 locations of these specialty beauty retailers. Bare Escentuals was the top-selling cosmetics brand company-wide at Sephora and Ulta in 2005.

  Bare Escentuals Boutiques

        Our company-owned boutiques accounted for 13.7% of our net sales for the year ended January 1, 2006 and 13.0% of our net sales for the six months ended July 2, 2006. We opened our first retail boutique in 1976 which offered a broad assortment of our bath, body, and cosmetics products under the Bare Escentuals brand. We believe that our company-owned boutiques reinforce our brand image, generate strong sales productivity and can be readily adapted to different location requirements. As of July 2, 2006, our boutiques were located in nine of the top 20 metropolitan areas by population in the U.S., including New York, Los Angeles, San Francisco and Chicago. Our boutiques typically offer our broadest assortment of Bare Escentuals products, including our i.d. bareMinerals and i.d. cosmetics, our RareMinerals products and md formulations products. We believe that our boutiques enhance our ability to build strong consumer relationships and promote additional product use as we provide personal demonstrations and product consultations.

        Below is a summary of our boutique locations open as of July 2, 2006:

California
    Berkeley, CA — Fourth Street
    Canoga Park, CA — Topanga Plaza
    Corte Madera, CA — Town Center
    Pleasanton, CA — Stoneridge Mall
    Roseville, CA — Roseville Galleria
    Santa Clara, CA — Valley Fair Mall
    San Francisco, CA — Stonestown Galleria
    San Francisco, CA — Pier 39
    San Jose, CA — Oakridge Mall
    San Mateo, CA — Hillsdale Mall
 Denver
    Denver, CO — Denver Pavilions
 Orlando
    Orlando, FL — Florida Mall
 Atlanta
    Atlanta, GA — Lenox Square
    Atlanta, GA — Atlanta Airport
 Chicago
    Chicago, IL — Water Tower
    Oakbrook, IL — Oakbrook
Schaumburg, IL — Woodfield Mall	Minneapolis
    Bloomington, MN — Mall of America
 St. Louis
    St. Louis, MO — St. Louis Galleria
 Charlotte
    Charlotte, NC — South Park Mall
 New Jersey
    Paramus, NJ — Garden State Plaza
 New York
    New York, NY — Third Avenue
    Garden City, NY — Roosevelt Field
    Elmhurst, NY — Queens Center Mall
 Ohio
    Cincinnati, OH — Kenwood Towne Centre
    Beechwood, OH — Beechwood Place
 Philadelphia
    King of Prussia, PA — King of Prussia Galleria
 Seattle
    Bellevue, WA — Bellevue Square
 Texas
    Dallas, TX — Northpark Center
San Antonio, TX — The Shops at La Cantera

        At retail boutiques open for the year ended January 1, 2006, our average sales during that period was approximately $1,400 per square foot. Our retail boutiques opened since 2003 that have operations of at least twelve months typically have achieved a payback on our initial investment in them within twelve months. Based on the strong performance and limited geographic penetration of our boutiques to date, we believe that the opportunity exists to expand the number of boutiques that we operate, and we expect to open seven new boutiques in 2006 (of which five were open as of July 2, 2006) and ten new boutiques in 2007. In addition, we intend to continue to refine our boutique operations including store design and product merchandising in order to maximize store financial performance.

  Infomercials

        Our infomercial sales accounted for 37.4% of our net sales for the year ended January 1, 2006 and 33.5% of our net sales for the six months ended July 2, 2006. Our infomercials, broadcast in 28-minute "long-form" programs and 60- to 120-second "short-form" programs, create broad brand awareness, communicate the unique properties of mineral-based cosmetics and educate the consumer regarding proper application techniques. Since we first launched our long-form infomercial in 2002, this channel has served as one of our primary marketing mediums as well as a profitable sales and consumer acquisition channel. Our infomercials reach a large and diverse array of consumers through airings on cable and network television. Our long-form infomercial program regularly appears on cable networks such as Lifetime, the i television network, Oxygen, Bravo, FX, The Food Network, Style and Women's Entertainment (WE) and many other smaller cable stations and local networks.

        We work with an independent media agency to develop a media strategy and acquire desired time slots. We seek to achieve maximum media effectiveness through, among other techniques, regular performance evaluations of long-form and short-form programs, ongoing development of new infomercial content, management of local and national media mix and review of television station performance.

        In addition to creating brand and category awareness and driving traffic through our other sales channels, our infomercials also serve as a direct-to-consumer retail sales channel. The channel generates two types of direct sales: "front-end" or initial purchases generated through phone or website orders in response to our aired media, and "back-end" continuity repurchases that replenish the initial cosmetics shipment.

  Home Shopping Television

        Home shopping television accounted for 14.7% of our net sales for the year ended January 1, 2006 and 14.7% of our net sales for the six months ended July 2, 2006. We believe that home shopping television is a strong consumer acquisition channel that also educates the consumer. Since 1997, we have marketed and sold our i.d. bareMinerals cosmetics line along with other Bare Escentuals products on-air at QVC, through QVC's website at www.qvc.com and in a QVC-produced Bare Escentuals-specific catalog.

        QVC Agreement.    In December 1998, we entered into an agreement with QVC, Inc., under which we granted to QVC the exclusive right to promote, advertise, market, sell and distribute our products in all distribution channels in the United States other than our company-owned boutiques and prestige retail channels. For purposes of the QVC agreement, prestige retail channels means traditional department stores and specialty stores, specialty boutiques and beauty salons but excludes all other retail channels of distribution, including discount stores, drug stores, warehouse stores, superstores and retail outlet stores. In September 2006, we entered into an amendment to our agreement with QVC that gives us the right to enter into additional distribution channels. Under the amendment, we may promote, advertise, market and sell our products on our websites, advertising, catalogs, direct mail promotions and telephone numbers listed in our websites, catalogs and direct mail promotions, so long as we pay QVC a specified royalty on net sales of our products in these channels, which we refer to as Company Direct Marketing Media. Internet sales in the United States of products offered in the same configuration as on our infomercials bear a lower royalty rate than other net sales pursuant to Company Direct Marketing Media. The amendment also states that we may sell our products through the catalogs, direct mail promotions and websites of our prestige retail customers, again subject to payment of a specified royalty on these catalog, direct mail and website sales, which we refer to as Prestige Retail Direct Marketing Media. Our agreement prohibits us from selling products through retail channels not considered "prestige," such as discount stores, warehouse stores and superstores and their associated websites. Under the amended agreement, we also have the right to promote and sell our products through infomercials, so long as we give QVC thirty days to match any bona fide third-party offer for infomercial rights in the United States.

        Pursuant to the amendment, we granted QVC the exclusive right to promote, advertise, market and sell our products in Japan, Germany and the United Kingdom, subject to our rights to promote, advertise, market and sell our products in the same distribution channels available to us in the United States. We may terminate QVC's exclusive rights in Japan, Germany or the United Kingdom if our on-air minutes on QVC in any such country for a given calendar year falls below a specified minimum number of minutes for such country. We are required to pay QVC specified royalties on net sales pursuant to Company Direct Marketing Media in Japan, Germany and the United Kingdom other than Internet sales of products offered in the same configuration as on our infomercials on which we are not required to pay a royalty. We are not required to pay a royalty on net sales in Japan, Germany or the United Kingdom pursuant to Prestige Retail Direct Marketing Media, and QVC does not have a right of first refusal with respect to infomercials in these markets.

        If we develop a new product line that is not competitive with any of the products being offered by QVC, then QVC has the right of first refusal to promote the new product line on the same terms and conditions as our other products under this agreement. Under the agreement, we may maintain a list of consumers who purchase products in our boutiques, by means of Company Direct Marketing Media and infomercials. We have agreed that during the term of the agreement we will not promote, advertise, market or sell products to consumers on this list other than through our boutiques, Company Direct Marketing Media or infomercials and related telephone numbers and websites, nor rent, sell or otherwise make use of this list in a manner not expressly permitted by the Agreement.

        Under the agreement, QVC issues an order for product that it holds on consignment and then issues us a report that shows all sales to its customers. The agreement had an initial term of one year and provides for automatic renewal for successive one-year periods unless either party notifies the other at least thirty days prior to the end of any term and QVC's net sales of our products are less than a minimum amount, subject to QVC's right to cure by paying us additional amounts to make up shortfalls. Since the first year of the QVC agreement, QVC's net sales of our products have been substantially in excess of the minimum amounts. In addition, either party may terminate the agreement upon the other party's material breach, subject to notice and an opportunity to cure. If we terminate the agreement upon QVC's material breach, then QVC may continue to sell our products on a non-exclusive basis for 36 months.

        We are required to make our spokesperson available for at least eight appearances on QVC each year. Leslie Blodgett currently serves as our spokesperson for QVC, but we and QVC may mutually agree to replace Ms. Blodgett as our spokesperson.

  Spas and Salons

        Spas and salons accounted for 9.3% of our net sales for the year ended January 1, 2006 and 8.0% of our net sales for the six months ended July 2, 2006. Our distribution through spas and salons provides an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide. As of July 2, 2006, Bare Escentuals products were offered in approximately 900 spa and salon locations in the U.S. Growth in our spa and salon sales has been driven by our focus on higher-volume accounts as well as the 2002 introduction of our i.d. bareMinerals products into the channel, which were sold in over 80% of our spa and salon accounts open as of July 2, 2006.

  International

        Our international channel accounted for 7.8%, 6.2% and 5.7% of our net sales for the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and 4.5% of our net sales for the six months ended July 2, 2006. We market both our Bare Escentuals and md formulations products internationally through a network of distributors. Over the last two years, we have reduced our base of international distributors in order to devote additional resources to countries with significant cosmetics markets. As of July 2, 2006, we sold to approximately 13 distributors who distribute product through retail channels and spas and salons in approximately 16 countries including Japan, the United Kingdom, and France. Working through our distributors, we also have developed a presence on home shopping television in certain international markets.

        To enhance our prospects for successful local execution of these strategies in Japan and Europe, we intend to both work with our existing international distributor network and to develop strategic relationships with local partners who can provide expertise and sales and distribution infrastructure.

Marketing and Promotion

        We have an innovative, media-driven marketing strategy which focuses on educating consumers about the benefits of our products, developing intimate relationships with those consumers, and leveraging our multi-channel distribution approach to effectively reach and engage those consumers.

        We employ the following marketing techniques:

        Educational Media.    Our primary method of building brand awareness is through educational media including both our long-form and short-form infomercial programs and home shopping television. In addition to being profitable consumer acquisition channels, these sales channels provide an opportunity for us to communicate the benefits of our products to a broad audience as well as build brand awareness. During 2005, our short- and long-form infomercials were broadcast on television an average of over 500 times per week.

        Consumer Testimonials.    We believe that one of the keys to the success of the Bare Escentuals brands has been testimonials from our consumers regarding the benefits of our products. As opposed to other cosmetics companies that rely on image-based marketing, we have used consumer testimonials, including before and after photos, in our marketing which allow us to demonstrate both the efficacy of our products and the increased self-confidence that our products have given many women. We believe that consumer testimonials are a particularly powerful component of our educational media marketing.

        Public Relations.    We have benefited from a broad range of media coverage that has highlighted our innovative products and success. Our products have been profiled in magazines such as O, the Oprah Magazine, Glamour, Cosmopolitan, Vogue, InStyle, Good Housekeeping, Marie Claire, Shape, Parenting, Natural Health and Women's Wear Daily. We also benefit from public appearances by Ms. Blodgett at our retail events, which have been covered on local television news broadcasts.

        Word of Mouth.    We believe that our company benefits from strong consumer loyalty as well as the emotional connection formed between our consumers and our brand. In turn, we believe that our consumers are strong advocates for our brand and have displayed a willingness to convert others to our brand. In our August 2005 response survey of our infomercial customers, 87% of respondents using i.d. bareMinerals would "enthusiastically" recommend i.d. bareMinerals to a friend.

        Bare Escentuals Consumer Community.    Strong consumer loyalty has resulted in the development of a community of consumers who share a passion for our Bare Escentuals brand. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, these loyal consumers have established an online community independent of the company's efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

Product Development

        We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumers. Many of these suggestions are the catalyst for new product development and introductions. For example, we recently introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. Our Beautiful at any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, were developed based on feedback from our consumers who were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup an enjoyable and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Our product development department works with third-party laboratory teams to develop different shades and textures for our prospective products, and to determine the fragrance, opacity and viscosity of such products. After consumer evaluations and stability and compatibility testing, the product undergoes clinical and safety testing. Finally, the product must meet adequate color, texture and performance tests before it can be marketed.

        We also believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products.

Sourcing

        We use third-party contract manufacturers and suppliers to obtain substantially all raw materials, components and packaging products and to manufacture finished products relating to our Bare Escentuals and md formulations brands. We utilize approximately 30 different product and packaging suppliers from which we source and contract manufacture our products. Suppliers purchase all necessary raw materials, including the minerals used to manufacture our products. BioKool, LLC is the sole supplier of the proprietary ingredient in our RareMinerals products. Other than the ingredient supplied by BioKool, we do not believe any of the raw materials used in our products is scarce or that raw materials or lack of suppliers present a potential supply chain risk. Each supplier manufactures products that meet our established guidelines.

        With respect to our other third-party manufacturers, we make purchases through purchase orders. We believe that we have good relationships with our manufacturers and that there are alternative sources in the event that one or more of these manufacturers is not available. We continually review our manufacturing needs against the capacity of our contract manufacturers to ensure that we are able to meet our production goals, reduce costs, and operate more efficiently.

Fulfillment

        Our fulfillment operations consist of an approximately 69,000 square foot company-operated distribution center in Hayward, California and an approximately 110,000 square foot fulfillment and distribution center operated by Datapak Services Corporation, or Datapak, an unrelated third party, in Plymouth, Michigan. From Hayward, we distribute wholesale and bulk orders of product to our retail boutiques, spas and salons, premium wholesale customers, international distributors and QVC. From Plymouth, Datapak fulfills direct-to-consumer orders, including distribution of product to our infomercial and Internet customers.

        Hayward Distribution Center.    In August 2005, we moved our Company-operated distribution center from Emeryville, California to a larger, more modern facility in Hayward, California. Built in 1997, the new facility at approximately 69,000 square feet is nearly three times larger than our previous facility. We expect this facility in conjunction with our Datapak relationship, will support our distribution capacity needs for the next several years. Additionally, this facility should enhance our ability to provide high levels of customer service and improved throughput for order fulfillment.

        Datapak Distribution Center.    Datapak specializes in fulfillment for direct response television, business-to-business, business-to-consumer, e-commerce fulfillment and product branding campaigns and has almost 20 years of experience in the fulfillment industry. We have had a relationship with Datapak for over four years. In January 2006, we entered into a master services agreement with Datapak. Under this agreement, Datapak provides us with a customized order fulfillment and administrative program, which includes packaging and shipping orders of our products. In addition, Datapak maintains an inventory tracking system and provides a customer inquiry line, telemarketing services, infomercial order processing and data and statistics regarding its services. Under this agreement, Datapak is required to ship substantially all orders for our product within 24 hours of the time of the order. Our agreement with Datapak expires on December 31, 2007, after which it will be automatically extended for additional one-year periods unless either party provides 90 days' written notice of its intention not to renew.

Information Technology

        We use our information systems to manage our wholesale, retail, and corporate operations. These management information systems provide business process support and intelligence across our multi-channel operations. Our systems consist of merchandising, wholesale order management, retail point of sale and inventory management, and finance and accounting systems.

        In 2006, we embarked on a comprehensive strategy to replace our legacy information systems infrastructure. Our new systems will include core functions such as purchasing, merchandising, finance and accounting, inventory and order management, and warehousing and distribution. We do not expect this process to be substantially complete before the end of 2007. In connection with this process, we hired a new Vice President of Information Technology who will oversee our systems infrastructure upgrade.

        In August 2005, we relocated our data center to an offsite facility with redundant systems for power, HVAC and security as well as seismic precautions and fire suppression. In addition, this facility has been granted "Essential Facility" status according to applicable building codes, assuring that facility will remain operational during and after a major earthquake, and that tenants will be allowed on-site without the city inspection required of non-essential structures.

Trademarks, Licenses and Patents

        We own or have rights to use the trademarks necessary, for manufacturing, marketing, distributing and selling our cosmetics, fragrances and skin care brands. These marks include brand names for products as well as product categories, including: Bare Escentuals, i.d., md formulations, i.d. bareMinerals, RareMinerals, bareVitamins, md forte and Mineral Veil. All of these trademarks are the subject of either registrations or pending applications in the United States, as well as numerous other countries worldwide where we do business. In general, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and trademark registrations can generally be renewed indefinitely so long as the marks are in use. We consider the protection and enforcement of our trademark rights to be important to our business.

        TriStrata Agreement.    We hold a license from TriStrata Technology Inc. allowing us to use patented technology regarding glycolic acid in our professional skin care lines. We entered into a license agreement with TriStrata in July 1999. Under the agreement, as amended to date, TriStrata granted us a non-exclusive license of its patent rights for products containing glycolic acids and its salts for the treatment of wrinkles and fine lines, dry skin, in combination with salicylic acid for the treatment of acne and in combination with hydroquinone 2% or less for the treatment of skin pigmentation, and as a skin cleanser, hair conditioner and shampoo. The agreement prohibits us from marketing products using the licensed technology from TriStrata through multi-level or door-to-door channels. We pay TriStrata a royalty, including a minimum annual royalty amount on products we sell using its patented technology. TriStrata may terminate the license agreement with us if we fail to pay any amounts required or otherwise breach a provision under the license agreement, subject to prior written notice and an opportunity to cure. TriStrata also may terminate the license in the event of our bankruptcy or insolvency. We may terminate the license agreement on six months' prior written notice, after which we can make no further sales of products that incorporate the licensed technology.

        Rights to md formulations.    Our Bioceutix Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to Bioceutix of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to extend the license to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation regarding these rights or enter into a commercial arrangement with respect to these rights.

        BioKool Agreement.    We also hold a license with BioKool, LLC for its patent-pending mineral extraction technology, which we use in our RareMinerals products. In September 2005, we entered into a license and supply agreement with BioKool in contemplation of new product development, pursuant to which we have the exclusive, worldwide right to use its proprietary mineral ingredients in our personal care products. BioKool has agreed to supply all of our requirements for the ingredients. We will make orders on a purchase order basis and are not required to purchase any minimum quantity. We may cancel or change a purchase order on 30 days notice without incurring any charges. Upon the completion of a successful clinical test, we paid BioKool $1.0 million. We are required to use commercially reasonable efforts to incorporate the licensed ingredients into commercial products. In the six months ended July 2, 2006, we launched commercial sales of the products containing the licensed ingredients. We are required to pay a royalty on net sales of such products, including a minimum royalty amount. The agreement expires in September 2015, but may be renewed thereafter. In addition, we have the sole right to renegotiate the minimum royalties or other compensation within 120 days after the second anniversary of the first commercial launch of a product. Either party has the right to terminate the agreement if the other party fails to perform any material term of the agreement subject to 60 days' prior written notice. Upon termination, we may sell any products in our inventory, but may not make any additional products containing the licensed ingredients. BioKool has agreed to indemnify us against any liabilities we incur based upon a claim that the licensed ingredients or the BioKool mineral technology infringes upon any intellectual property rights of others. In addition, we have agreed to indemnify BioKool against any liabilities to the extent based upon claims that the products we develop using the mineral technology infringe upon any intellectual property rights of others or claims alleging misrepresentations regarding the efficacy of our products.

        We own numerous copyrights and trade dress rights for our products, product packaging, and catalogs.

Competition

        The beauty industry is highly competitive and, at times, subject to rapidly changing consumer preferences and industry trends. Competition is generally a function of brand strength, assortment and continuity of merchandise selection, reliable order fulfillment and delivery, and level of brand support and customer support. We compete with a large number of manufacturers and marketers of beauty products, many of which have significantly greater resources than we do. Many of our competitors also have the ability to develop and market products similar to and competitive with our products. Specifically, we compete with the major makeup and skin care companies which market many brands including Avon, Bobbi Brown, Chanel, Clarins, Clinique, Estée Lauder, L'Oréal, Lancôme, M.A.C., Neutrogena, Shiseido and Smashbox, as well as many specialty players in the beauty industry. We also compete with several smaller mineral-based cosmetics brands.

        We believe that we compete primarily on the basis of product differentiation, sales and marketing strategy and distribution model. In addition to the significant resources we have devoted over time to developing our innovative product formulation and differentiated product concepts, we believe that our expertise within the mineral-based cosmetics category, brand authenticity and loyal consumer base, and multi-channel marketing and distribution expertise provide us with competitive advantages in the market for prestige cosmetics.

Government Regulation

        We and our products are subject to regulation by the Food and Drug Administration, the Federal Trade Commission, State Attorneys General in the U.S., the international regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the safety of our ingredients, proper labeling, advertising, packaging and marketing of our products. For example, in Japan, the Ministry of Health, Labor and Welfare requires our distributor to have an import business license and to register each personal care product imported into Japan. In addition, the sale of cosmetics products is regulated in the European Union member states under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international and other countries' rules and regulations governing the discharge of materials hazardous to the environment. There are no capital expenditures for environmental control matters either planned in the current year or expected in the near future. However, regulations that are designed to protect consumers or the environment have an influence on our products.

        Under the FDC Act, cosmetics are defined as articles applied to the human body to cleanse, beautify or alter the appearance. Cosmetics are not subject to pre-market approval by the FDA but the product and ingredients must be tested to assure safety. If the product or ingredients are not tested for safety, a specific warning is required. The FDA monitors compliance of cosmetic products through random inspection of cosmetic manufacturers and distributors. The FDA utilizes an "intended use" doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended for a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug rather than a cosmetic. The product will then be subject to all drug requirements under the FDC Act including pre-approval by the FDA of the product before future marketing. The labeling of cosmetic products is subject to the requirements of the FDC Act, Fair Packaging and Labeling Act and other FDA regulations. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, our products may be regulated as drugs. If our products are regulated as drugs by the FDA, we would be required to conduct clinical trials to demonstrate safety and efficacy of our products in order to continue marketing such products. However, we may not have sufficient resources to conduct any required clinical studies and we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of such products. Any inquiries from the FDA or other foreign regulatory authorities into the regulatory status of our cosmetic products and any related interruption in the marketing and sale of those products could severely damage our brands and company reputation in the marketplace.

Properties

        We currently lease a total of approximately 50,000 square feet at a facility in San Francisco, California for our corporate headquarters. The lease for our corporate headquarters expires July 2015. We believe that this facility, including additional space that we have the ability to acquire under options in the lease, will provide us with adequate space for growth for the next two years. In addition, we lease an approximately 12,000 square foot facility in San Francisco, California related to our prior corporate headquarters that we are currently subleasing. This lease expires in March 2007.

        We lease an approximately 69,000 square foot facility in Hayward, California for use as a distribution center to our boutiques and our wholesale channels. The lease of this facility expires in July 2010. Though we believe this distribution facility is only adequate for our current needs for the next two years, we believe that we will be able to locate and acquire additional space for our operations on commercially reasonable terms. In addition, we lease an approximately 24,000 square foot facility in Emeryville, California related to our prior distribution center. This lease expires in June 2007.

        As of July 2, 2006, we leased approximately 31,000 gross square feet relating to 30 open company-owned boutiques and two boutiques under development. Most of our retail boutique leases have lease terms of approximately 10 years and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds have been achieved. These leases generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions.

Employees

        As of July 2, 2006, we had 706 employees, of whom 293 were full-time employees and 413 were part-time employees. During the fourth quarter of each year, we increase the sales force at our boutiques to meet consumer demand during the peak holiday selling season. Thus, the total number of employees fluctuates with the most major changes occurring at the boutique sales level.

        None of our employees is represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Legal Proceedings

        Bare Escentuals is subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers, key employees and directors as of July 2, 2006:

Name	Age	Position
Leslie A. Blodgett	43	Chief Executive Officer and Director
Diane M. Miles	51	President
Myles B. McCormick	34	Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary
Ross M. Jones	41	Director and Chairman of the Board
Bradley M. Bloom	53	Director
John C. Hansen	46	Director
Michael J. John	52	Director
Lea Anne Ottinger	47	Director
Karen M. Rose	57	Director
Glen T. Senk	50	Director

Executive Officers

        Leslie A. Blodgett has served as Chief Executive Officer and a member of our board of directors and that of our predecessor since 1995. From 1995 until May 2006, Ms. Blodgett also served as our President and that of our predecessor. Prior to joining Bare Escentuals, Ms. Blodgett held various positions at Neutrogena, a dermatology division of Johnson & Johnson, a manufacturer of health care products, Procter & Gamble, Inc., a manufacturer and distributor of household products and Max Factor, a cosmetics division of Procter & Gamble. Ms. Blodgett serves on the board of GoSmile, Inc., a privately-held company. Ms. Blodgett completed the Cosmetic Marketing Program at the Fashion Institute of Technology in New York, New York.

        Diane M. Miles has served as our President since May 2006. Prior to joining us, Ms. Miles served in a variety of positions at LVMH Moët Hennessy Louis Vuitton, a manufacturer of luxury goods, from October 1990 until May 2006, most recently as the Chief Executive Officer of Benefit Cosmetics, a cosmetics division of LVMH, from October 2003 to May 2006. Under LVMH's Christian Dior apparel brand, she served as Senior Vice President of Marketing from 2000 to 2003 and Marketing Director from 1990 to 2000. Before LVMH, Ms. Miles started her beauty career with L'Oréal, and held several management positions for Lancôme, Biotherm and Vichy, cosmetics/dermatology divisions of L'Oréal. Ms. Miles received an M.P.S. from the University of London.

        Myles B. McCormick has served as our Chief Financial Officer since December 2004 and our Chief Operations Officer since March 2006. Prior to joining us, Mr. McCormick was Chief Financial Officer for The Gymboree Corporation, an apparel retailer, from February 2002 to December 2004, and Vice President of Finance from May 2001. Prior to that, he held several management positions at Electronic Arts, a developer and marketer of interactive software games, bebe stores, Inc., an apparel retailer and Espirit deCorps., an apparel retailer. Mr. McCormick holds an M.B.A. from Notre Dame de Namur at Belmont, California and a B.S. from California Polytechnic State University at San Luis Obispo.

Board of Directors

        Ross M. Jones has served as chairman of our board of directors since July 2004 and has served as a member of our board of directors since June 2004. Mr. Jones is a Managing Director of Berkshire Partners LLC, a private equity investment partnership which he joined in 1993. He worked at Bain & Co., a management consulting partnership and in the Investment Banking Division of Morgan Stanley & Co. before joining Berkshire Partners LLC in 1993. Mr. Jones became a Managing Director of Berkshire Partners LLC in 2000 and has been a director of several of Berkshire Partners LLC's consumer, retailing, manufacturing, and business services companies including Carter's, Inc., a public company, and the private companies, Waterworks, Inc., AVW-TelAv Inc., Sterling Collision Centers, Inc., and Thomas Built Buses, Inc., now a division of the public company Daimler Chrysler, AG. Mr. Jones earned a B.A. from Dartmouth College and an M.B.A. from Stanford University's Graduate School of Business.

        Bradley M. Bloom has served as a member of our board of directors since June 2004. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He has been a director of several of Berkshire Partners LLC's consumer and retailing companies including Carter's, Inc., a public company, and the private companies Acosta, Inc., Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P., and Miami Cruiseline Services Holdings I.B.V. Before founding Berkshire Partners LLC, Mr. Bloom worked at Thomas H. Lee Company, a private financial services firm, for seven years and spent two years with the First National Bank of Boston. He earned an A.B. from Harvard College and an M.B.A. from Harvard Business School.

        John C. Hansen has served as a member of our board of directors since June 2004 and the boards of each of our predecessor companies, MD Formulations and Bare Escentuals, since 1999 and 1990, respectively. Since March 1998, Mr. Hansen has served as President of JH Partners, LLC, a private equity firm formerly known as Jesse.Hansen&Co. Mr. Hansen is currently a member of the boards of directors of Design Within Reach, Inc., a public company, and the private companies, GoSmile, Inc., Coraline S.p.A., the owner of the Frette brand luxury linens businesses, and Jurlique International Pty Ltd. Mr. Hansen has previously served on the boards of directors of the following private companies, Walter Drake, Inc., The Record Bar, Inc., Performance Bicycle Shop, Inc., Bell Sports, Inc., Wellpet and Thermolase Corporation, Inc. Mr. Hansen received an A.B. from Harvard College, an M.B.A. from Harvard Business School and a J.D. from University of California, Berkeley.

        Michael J. John has served as a member of our board of directors since November 2005. Since April 2004, Mr. John has served as a senior partner of JH Partners, LLC. Prior to joining JH Partners, LLC, Mr. John was President and Chief Executive Officer of City Graphics, a private graphic design company, from 1993 to 2003. Previously, Mr. John served as President and Chief Executive Officer of Pacific Lithograph, a commercial lithographer. Mr. John currently serves on the boards of the private companies AmeriMark Direct, LLC, BAP Holdings, LLC, Pikes Peak Direct Marketing, Inc., Coraline S.p.A., Country Home Products, Inc. and Violight, Inc. He received a B.S. from the University of Oregon and also completed the Stanford Executive Management Program.

        Lea Anne Ottinger has served as a member of our board of directors since June 2004. Ms. Ottinger has served as a strategic business consultant, with a focus on mergers and acquisitions, since 1998. Ms. Ottinger owned and operated several of The Body Shop cosmetic stores between 1990 and 1998. Ms. Ottinger also served on The Body Shop's franchisee board from 1995 to 1998. Ms. Ottinger was a Vice President of Berkshire Partners LLC from 1985 to 1989. Prior to that, Ms. Ottinger worked at Thomas H. Lee Company from 1982 to 1985. Ms. Ottinger currently serves on the board of directors of Savers, Inc., a private company. Ms. Ottinger received a B.A. from Stanford University.

        Karen M. Rose has served as a member of our board of directors since May 2006. Ms. Rose has been a business consultant since October 2003. Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company from December 1997 until her retirement in October 2003. Prior to that, Ms. Rose held various management positions including Director of Finance, Household Products Company and Vice President and Treasurer since joining Clorox in 1978. Ms. Rose currently serves on the board of directors of Maidenform, Inc., a public company. Ms. Rose received a B.A. from the University of Wisconsin and an M.B.A. from The Wharton School at the University of Pennsylvania.

        Glen T. Senk has served as a member of our board of directors since November 2004. Mr. Senk has served as a director of the public company Urban Outfitters, Inc., a public company, since 2004 and has served as President of Anthropologie, Inc., an apparel retail division of Urban Outfitters since April 1994. Mr. Senk was named Executive Vice President of Urban Outfitters, Inc. in May 2002, and assumed responsibility for Urban Outfitters' Free People division in May 2003. Prior to joining Urban Outfitters, Mr. Senk was Senior Vice President and General Merchandise Manager of Williams-Sonoma, Inc., a public home goods retailer from 1991 to 1993 and Chief Executive of the Habitat International Merchandise and Marketing Group in London, England from 1989 to 1991. Mr. Senk began his retail career at Bloomingdale's, where he served in a variety of roles including Managing Director of Bloomingdale's By Mail. Mr. Senk earned a B.A. from New York University and an M.B.A. from the University of Chicago Graduate School of Business.

Board Composition

        Our board of directors currently consists of eight members. Upon consummation of this offering, we will divide the terms of office of the directors into three classes:

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  Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

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  Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

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  Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

        Upon the closing of this offering, Class I will consist of Ross M. Jones and Glen T. Senk, Class II will consist of Bradley M. Bloom, Michael J. John and Lea Anne Ottinger, and Class III will consist of Leslie A. Blodgett, John C. Hansen and Karen M. Rose. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

        Pursuant to a stockholders agreement entered into in June 2004 by and among us and our stockholders, Messrs. Hansen, John, Jones and Bloom and Ms. Blodgett were each elected to serve as members of our board of directors and, as of the date of this prospectus, continue to so serve. Under the provisions of the stockholders agreement, these five directors also have the right to nominate the remaining four directors to our board. The provisions of the stockholders agreement relating to the nomination and election of directors will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting arrangements in the stockholders agreement, see "Certain Relationships and Related Party Transactions — Other Arrangements."

Board Committees

        Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating/corporate governance committee.

        Audit Committee.    Our audit committee currently consists of Michael J. John, Lea Anne Ottinger and Karen M. Rose, each of whom is a non-management member of our board of directors. Our board of directors has determined that Ms. Ottinger and Ms. Rose satisfy the independence requirements of the Nasdaq Stock Market and the SEC. Ms. Rose serves as the chairman of this committee, and our board of directors has determined that Ms. Rose qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

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  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

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  meeting with our independent auditors and with internal financial personnel regarding these matters;

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  appointing, compensating, retaining and overseeing the work of our independent auditors and recommending to our board of directors the engagement of our independent auditors;

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  pre-approving audit and non-audit services of our independent auditors;

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  reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

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  reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing us audit services; and

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  reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

        Compensation Committee.    Our compensation committee currently consists of Bradley M. Bloom, Ross M. Jones and Glen T. Senk, each of whom is a non-management member of our board of directors. Our board of directors has determined that Messrs. Bloom, Jones and Senk satisfy the independence requirements of the Nasdaq Stock Market. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Mr. Jones serves as the chairman of this committee. The functions of this committee include:

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  reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

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  exercising authority under our equity incentive plans; and

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  assisting the Board in developing and evaluating candidates for key executive positions and ensuring a succession plan is in place for the chief executive officers and other executive officers.

        Nominating/Corporate Governance Committee.    Our nominating/corporate governance committee currently consists of John C. Hansen, Ross M. Jones and Glen T. Senk, each of whom is a non-management member of our board of directors. Our board of directors has determined that Messrs. Jones and Senk satisfy the independence requirements of the Nasdaq Stock Market. Mr. Jones serves as the chairman of this committee. The functions of this committee include:

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  reviewing and recommending nominees for election as directors;

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  assessing the performance of the board of directors;

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  developing guidelines for board composition;

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  recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer;

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  reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

        Mr. Hansen (who no longer serves on our compensation committee), and Messrs. Jones and Senk served as members of our compensation committee during the last fiscal year. None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee in 2005. Certain transactions between us and affiliates of Mr. Hansen are described under "Certain Relationships and Related Party Transactions — Transactions with Affiliates of John C. Hansen."

Director Compensation

        We have established an annual compensation arrangement with Ms. Ottinger, Ms. Rose and Mr. Senk, under which each receives an annual $20,000 retainer for serving as a director. In addition, each of them receives $2,500 for attendance at each regular board meeting attended, $1,000 for attendance at each other board meeting (including monthly updates by phone) and $1,000 for attendance at each board committee meeting. We have also granted each of Ms. Ottinger, Ms. Rose and Mr. Senk, as of the dates of their respective elections to the board, the right to purchase $300,000 of our common stock at the fair market value on the date of purchase, as well as an option to purchase 22,500 shares of our common stock, vesting over three years after the date of the grant. The options granted to Ms. Ottinger and Mr. Senk were granted with an exercise price of $1.79 per share. As of July 2, 2006, Ms. Ottinger and Mr. Senk held options to purchase 7,500 and 15,000 shares, respectively, with revised exercise prices of $0.46 per share. The exercise prices were adjusted in connection with our February 2005, October 2005 and June 2006 recapitalizations. The option granted to Ms. Rose was granted with an exercise price of $8.43 per share. As of July 2, 2006, all of Ms. Rose's options had an exercise price of $5.56 per share. The exercise price of her options was adjusted in connection with our June 2006 recapitalization. In addition, we reimburse these directors for all reasonable out-of-pocket expenses arising out of performance of their duties as directors. In the year ended January 1, 2006, Ms. Ottinger and Mr. Senk received $34,000 and $33,000, respectively, in connection with these compensation arrangements.

Executive Compensation

        The following table shows information regarding the compensation earned by our Chief Executive Officer, our other most highly compensated executive officers who were serving as executive officers at January 1, 2006 and one of our former executive officers who was among the four most highly compensated executive officers other than our Chief Executive Officer during the year ended January 1, 2006 but was not serving as an executive officer as of the end of the year. We had no other executive officers at the end of the year ended January 1, 2006. We refer to our chief executive officer and these other current and former executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options		All Other Compensation
Named Executive Officers
Leslie A. Blodgett Chief Executive Officer	2005	$416,154	$840,000	—		4,098,107	(1)	$360	(2)
Myles B. McCormick Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary	2005	242,308	248,500	$370,272	(3)	729,106	(4)	300	(2)
Mary Ann Dunn(5) Former Vice President of Sales	2005	159,962	91,562	—		223,248	(6)	2,426	(7)
Gary D. Weatherford(8) Former Senior Vice President and Chief Operating Officer	2005	298,222	238,219	462,840	(9)	870,000	(10)	278,820	(11)

(1)
Includes (i) an option to purchase 243,202 shares granted in fiscal year 2005 and (ii) options to purchase 3,854,905 shares which were granted prior to fiscal year 2005, the exercise price of which was adjusted from $1.79 to $1.02 per share in connection with the February 2005 recapitalization. Immediately prior to the October 2005 recapitalization, Ms. Blodgett received 505,125 shares upon the exercise of a portion of the options granted prior to 2005. Following the completion of the October 2005 recapitalization, the Company reduced the exercise price applicable to the unexercised portion of the options granted prior to fiscal year 2005 from $1.02 to $0.71 per share.

(2)
Represents payment of $360 and $300 for premiums on life insurance for Ms. Blodgett and Mr. McCormick, respectively.

(3)
Represents a special bonus payment of $370,272 made to address in part the adverse impact our October 2005 recapitalization had on the value of the Mr. McCormick's stock options.

(4)
Includes (i) options to purchase 129,106 shares granted in fiscal year 2005, of which the exercise price of options to purchase 96,000 shares was reduced from $1.41 to $0.97 per share in connection with the October 2005 recapitalization, and (ii) options to purchase 600,000 shares which were granted prior to fiscal year 2005, the exercise price of which was reduced from $1.79 to $1.02 per share in connection with the February 2005 recapitalization and further reduced from $1.02 to $0.71 per share in connection with the October 2005 recapitalization.

(5)
Ms. Dunn's employment with the company terminated effective April 2006.

(6)
Includes (i) an option to purchase 13,248 shares granted in fiscal year 2005 and (ii) options to purchase 210,000 shares which were granted prior to fiscal year 2005, the exercise price of which was reduced from $1.79 to $1.02 per share in connection with the February 2005 recapitalization. Immediately prior to the October 2005 recapitalization, Ms. Dunn received 27,517 shares upon exercise of a portion of the options granted prior to 2005. Following the completion of the October 2005 recapitalization, we reduced the exercise price applicable to the unexercised portion of the options granted prior to 2005 from $1.02 to $0.71 per share.

(7)
Includes payment of $2,046 to our deferred compensation plan, payment of $194 for premiums on life insurance for Ms. Dunn and contributions by us of $186 to the 401(k) plan.

(8)
Mr. Weatherford's employment with the company terminated effective December 2005.

(9)
Includes $462,840 made to address in part the adverse impact our October 2005 recapitalization had on the value of Mr. Weatherford's stock options.

(10)
Includes (i) an option to purchase 120,000 shares granted in fiscal year 2005 and (ii) options to purchase 750,000 shares which were granted prior to fiscal year 2005, the exercise price of which was reduced from $1.79 to $1.02 per share in connection with the February 2005 recapitalization.

(11)
Includes a $275,000 severance payment, payment of $3,490 to our deferred compensation plan and payment of $330 for premiums on life insurance for Mr. Weatherford.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended January 1, 2006 as well as stock options granted prior to fiscal year 2005 that were repriced during fiscal year 2005 in connection with the February 2005 and October 2005 recapitalizations.

        Potential realizable value is based upon an assumed initial public offering price of our common stock of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus. Potential realizable values are net of exercise prices, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on the initial offering price of $16.00 and do not represent our estimate or projection of our future stock price.

        The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 8,703,465 shares of common stock granted under our equity incentive plans to our employees in the year ended January 1, 2006, of which options to purchase 6,847,402 shares were granted in the year ended January 2, 2005 and repriced in the year ended January 1, 2006 in connection with our February 2005 recapitalization and October 2005 recapitalization.

Individual Grants

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in the Year Ended January 1, 2006
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Leslie A. Blodgett	2,525,628(1)	29.0%	$0.71(3)	7/22/2014	$57,445,427	$83,525,287
	1,329,277(2)	15.3	0.71(3)	7/22/2014	30,234,415	43,960,648
	243,202(1)	2.8	3.61	12/13/2015	5,220,689	8,487,704
Myles B. McCormick	390,000(1)	4.5	0.71(3)	12/30/2014	9,174,205	13,769,194
	210,000(2)	2.4	0.71(3)	12/30/2014	4,939,957	7,414,181
	62,400(1)	0.7	0.97(4)	4/4/2015	1,451,233	2,186,431
	33,600(2)	0.4	0.97(4)	4/4/2015	781,433	1,177,309
	33,106(1)	0.4	3.61	12/13/2015	710,669	1,155,393
Mary Ann Dunn	137,586(1)	1.6	0.71(3)	7/22/2014	3,129,395	4,550,120
	72,414(2)	0.8	0.71(3)	7/22/2014	1,647,057	2,394,810
	13,248(1)	0.2	3.61	12/13/2015	284,388	462,353
Gary D. Weatherford	487,500(1)	5.6	1.05(5)	11/29/2014	11,122,937	16,501,409
	262,500(2)	3.0	1.05(5)	11/29/2014	5,989,274	8,885,374
	78,000(1)	0.9	1.41	4/4/2015	1,779,721	2,698,719
	42,000(2)	0.5	1.41	4/4/2015	958,311	1,453,156

(1)
These options vest as to 20% of the underlying shares annually on each anniversary of the date of grant, subject to cessation of vesting upon the termination of the optionholder's continued service to us and to acceleration of vesting pursuant to the terms of the optionholder's employment agreements described in "—Employment Agreements."

(2)
These options initially were to vest based on a combination of the executive's continued service and whether we achieved predetermined performance targets. In May 2006, these options were amended to eliminate the performance criteria and now vest at a rate of 20% per year from the date of grant, subject to cessation of vesting upon the termination of the optionholder's continued service to us and to acceleration of vesting pursuant to the terms of the optionholder's employment agreements described in "—Employment Agreements."

(3)
In connection with the February 2005 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $1.79 to $1.02 to address in part the impact of the extraordinary dividend on the value of the options. The compensation committee further reduced the exercise price from $1.02 to $0.71 in connection with the October 2005 recapitalization to address in part the impact of the extraordinary dividend on the value of the options.

(4)
In connection with the October 2005 recapitalization, the compensation committee exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $1.41 to $0.97 to address in part the impact of the extraordinary dividend on the value of the options.

(5)
In connection with the February 2005 recapitalization, the compensation committee exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $1.79 to $1.02 to address in part the impact of the extraordinary dividend on the value of the options.

Option Exercises in 2005 and Option Values at January 1, 2006

        The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of January 1, 2006 by each of the named executive officers. The value realized and the value of unexercised in-the-money options at January 1, 2006 is calculated based on the assumed initial public offering price of $16.00 per share of our common stock, the midpoint of the range set forth on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise
		Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Leslie A. Blodgett	5,380,125	$85,371,773	—	3,592,982	$—	$54,241,778
Myles B. McCormick	—	—	78,000	651,106	1,192,880	9,835,759
Mary Ann Dunn	552,514	8,791,208	—	195,731	—	2,954,864
Gary D. Weatherford	—	—	150,000	—	2,247,000	—

Employment Agreements and Arrangements

        Employment Agreement.    We entered into an employment agreement with Leslie A. Blodgett, our Chief Executive Officer on May 3, 2004. This agreement was amended on August 2, 2005 and on May 31, 2006. Pursuant to her employment agreement, Ms. Blodgett is required to devote her full business time and her best efforts, business judgment, skill and knowledge exclusively to our business and affairs. However, she is permitted to continue her membership in the Young Presidents Organization, join two additional corporate boards of entities that are not our competitors and continue her membership and involvement in an advisory capacity with JH Partners, LLC. Her initial base salary was set forth in her employment agreement and was increased to $600,000 in the second amendment, and provides for cost of living increases as determined by the Board, in its sole discretion. She is also eligible for an annual bonus at the 100% target level under our annual bonus plan.

        The employment agreement's term ends on December 31, 2006, subject to automatic one year extensions unless either party provides the other with written notice sixty days prior to the end of the term. In the event Ms. Blodgett's employment is terminated due to her death or disability, she or her estate, as applicable, is entitled to receive any earned but unpaid amounts of her base salary, bonus compensation, a pro-rated portion of any bonus she would have earned for the year, accrued vacation and unreimbursed expenses. In the event she becomes disabled, the board of directors may designate another employee to act in her place during any period of disability and she is entitled to receive her base salary and benefits, deducted for any disability income benefits she receives under our disability income plan.

        The employment agreement provides Ms. Blodgett with certain severance benefits in the event her employment is terminated by us other than for cause (as defined in the agreement), or if she resigns with good reason, as defined in the agreement. We will pay her accrued base salary through the date of termination, 18 months of her then-current base salary, 150% of the bonus she received for the most recently completed bonus year, accrued vacation, unreimbursed expenses and 18 months of healthcare and life insurance benefits contributions.

        For purposes of the employment agreement, "cause" means, generally, Ms. Blodgett's commission of a felony or any crime involving dishonesty or moral turpitude, fraud, theft, embezzlement, misappropriation of funds, material breach of fiduciary duty as an officer or member of the board of directors or serious act of dishonesty; failure to follow the reasonable instructions of the board of directors, which failure does not cease within 15 days after written notice specifying such failure in reasonable detail is given to Ms. Blodgett by the board of directors; engaging in conduct likely to make us or any of our affiliates subject to criminal liabilities, other than those arising from our normal business activities; or willful engagement in any other conduct that involves a material breach of fiduciary obligation on the part of Ms. Blodgett as an officer or member of the board of directors, or that could reasonably be expected to have a material adverse effect upon the business interests or reputation of us or any of our affiliates.

        For purposes of the employment agreement, "good reason" means a failure by us to continue Ms. Blodgett as chief executive officer; material diminution of nature or scope of her responsibilities, duties or authority; material breach of the employment agreement by us; requiring her to report to anyone other than the board of directors; or requiring her to relocate outside of the San Francisco, California area.

        The employment agreement also contains standard noncompetition, nonsolicitation and nondisclosure covenants on the part of Ms. Blodgett. During the term of her employment, and for 18 months after her employment is terminated, or for 12 months after her employment is terminated upon ninety days' notice and within one year of a change of control of the company, other than a public offering of securities, Ms. Blodgett may not engage in any manner in any activity that is directly or indirectly competitive with our business.

        Name and Likeness License.    We have reached an agreement in principle regarding the terms of a Name and Likeness License Agreement with Ms. Blodgett pursuant to which she will grant us an exclusive, worldwide license to use her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. The license is royalty-free and perpetual, except as described below. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we will generally have the right to develop and register in our name trademarks that incorporate Ms. Blodgett's name and likeness and to use exclusively these marks in our business. If Ms. Blodgett ceases to serve as an officer of our company in a general management role, we will continue to have the license rights contemplated by the license agreement, including the right to use those marks for any new business, as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Blodgett ceased to serve as an officer.

        In the event that we terminate Ms. Blodgett's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, the license will cease to be exclusive, and we will be limited in our ability to create new marks incorporating her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. In these circumstances, Ms. Blodgett would receive the right to use her name in other businesses that could directly compete with us. If Ms. Blodgett's employment terminates under these circumstances, Ms. Blodgett would receive a royalty based on the net revenues we derive from any of our products or services bearing any of the licensed marks. Ms. Blodgett will have the right to terminate the license agreement on 180 days' notice beginning three years after the later of her ceasing to be an officer of our company in a general management role; provided that we will retain a perpetual, non-exclusive license to use the intellectual property covered by the license agreement in products or services we sold or provided prior to her ceasing to be an officer, including following a termination of the license agreement. Either party may terminate the license agreement upon a material breach by the other party following notice and an opportunity to cure. The license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties.

        Offer Letters.    We have made offers of employment to our President Diane Miles and our Chief Financial Officer and Chief Operations Officer Myles McCormick through offer letters. The terms of our offer letter with Ms. Miles provide for an annual base salary of $500,000, with a one time sign-on bonus of $100,000 paid on the commencement of her employment. She is also eligible for an annual bonus at the 70% target level under our annual bonus plan. Ms. Miles received options to purchase 600,000 shares of our common stock, which options will vest annually over five years. In addition, though Ms. Miles' employment with us is "at will," and may be terminated by either her or us at any time, with or without cause, she is entitled to 12 months of base salary severance pay should her employment end for any reason other than for cause (as defined in the offer letter). For purposes of Ms. Miles' offer letter, "cause" means, generally, Ms. Miles' conviction or pleading guilty or no contest to any felony, her breach of non-competition obligations to us or her open disregard of her responsibilities or refusal to devote substantial time and energy to our business (other than due to her disability), within 30 days after written notification by the Board that she has failed to do so. Ms. Miles is also obligated during her employment and for 12 months after termination of her employment to not directly or indirectly, compete with us or our affiliates in the United States by engaging in the cosmetics, skin care, hair care, toiletries or fragrance business or other business in which we are engaged or preparing to become engaged within the 12 months prior to her termination.

        The terms of our offer letter with Mr. McCormick provide for an annual base salary of $250,000. Mr. McCormick is also eligible for an annual bonus at the 70% target level under our annual bonus plan. Mr. McCormick received options to purchase 600,000 shares of our common stock, which options will vest annually over five years. Mr. McCormick's employment with us is "at will," and may be terminated by either him or us for any reason.

Employee Benefit Plans

  2006 Equity Incentive Award Plan

        We have adopted a 2006 Equity Incentive Award Plan, or the 2006 plan, that will become effective prior to our initial public offering. The principal purpose of the 2006 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2006 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

        The principal features of the 2006 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2006 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Share Reserve.    Under the 2006 plan, 4,500,000 shares of our common stock (or the equivalent in other equity securities) will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, including the number of shares remaining available for future awards under our 2004 Equity Incentive Plan as of the effective date of the 2006 plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2006 plan will be increased by the number of shares represented by awards outstanding under our 2004 Equity Incentive Plan that are forfeited or cancelled, or that expire or terminate, on or after the effective date of the 2006 plan, including any shares that are forfeited by the holder or repurchased by the company pursuant to the terms of the relevant award agreement at a price not greater than the original purchase price paid.

        The following counting provisions will be in effect for the share reserve under the 2006 plan:

  •
  to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2006 plan;

  •
  to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2006 plan, such tendered or withheld shares will be available for future grants under the 2006 plan;

  •
  the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2006 plan; and

  •
  to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2006 plan.

        Initially, there will be no limit on the number of shares that may be covered by stock-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted stock-based awards under the 2006 plan covering more than 1,000,000 shares in any calendar year. The limited transition period will expire on the earliest of:

  •
  the first material modification of the 2006 plan;

  •
  the issuance of all of the shares of our common stock reserved for issuance under the 2006 plan;

  •
  the expiration of the 2006 plan;

  •
  the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

  •
  such earlier date as may be required by Section 162(m) of the Code.

        Administration.    The compensation committee of our board of directors will administer the 2006 plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an "independent director" within the meaning of the rules of The Nasdaq Stock Market. The compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers.

        Subject to the terms and conditions of the 2006 plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2006 plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2006 plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2006 plan. The full board of directors will administer the 2006 plan with respect to awards to non-employee directors.

        Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2006 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

        Awards.    The 2006 plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

  •
  Incentive Stock Options will be designed in a manner intended to comply with the provisions of the Section 422 Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2006 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

  •
  Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

  •
  Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  •
  Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2006 plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2006 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2006 plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

  •
  Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

  •
  Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

  •
  Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

        Change in Control. In the event of a change in control where the acquiror does not assume or replace awards granted under the 2006 plan, awards issued under the 2006 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2006 plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. At this time, it is anticipated that a participant's awards under the 2006 plan will become vested and exercisable (if applicable) in full in the event the participant's employment or service with us or the acquiring entity is subsequently terminated within 18 months following the change in control event. The administrator may also make appropriate adjustments to awards under the 2006 plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2006 plan, a change in control is generally defined as:

  •
  the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

  •
  a change in the composition of our board over a two-year period such that fifty percent or more of the members of the board were elected through one or more contested elections;

  •
  a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

  •
  the sale, exchange, or transfer of all or substantially all of our assets; or

  •
  stockholder approval of our liquidation or dissolution.

        Adjustments of Awards.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2006 plan or any awards under the 2006 plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the committee will make appropriate, proportionate adjustments to:

  •
  the aggregate number and type of shares subject to the 2006 plan;

  •
  the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

  •
  the grant or exercise price per share of any outstanding awards under the 2006 plan.

        Amendment and Termination.    Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2006 plan at any time and from time to time. However, we must generally obtain stockholder approval:

  •
  to increase the number of shares available under the 2006 plan (other than in connection with certain corporate events, as described above);

  •
  to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

  •
  to extend the exercise period for an option beyond ten years from the date of grant; or

  •
  to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

        Notwithstanding anything in the 2006 plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date, and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

        Effective and Expiration Date.    Subject to the approval of our stockholders, the 2006 plan will become effective on the date immediately preceding the date on which our common stock is listed

(or approved for listing) upon notice of issuance of any securities exchange. The 2006 plan will expire on, and no option or other award may be granted pursuant to the 2006 plan after ten years after the effective date of the 2006 plan. Any award that is outstanding on the expiration date of the 2006 plan will remain in force according to the terms of the 2006 plan and the applicable award agreement.

        Securities Laws and Federal Income Taxes.    The 2006 plan is designed to comply with various securities and federal tax laws as follows:

  •
  Securities Laws. The 2006 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2006 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

  •
  Section 409A of the Code. Certain awards under the 2006 plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2006 plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

  •
  Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the 2006 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2006 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

  •
  the material modification of the 2006 plan;

  •
  the issuance of all of the shares of our common stock reserved for issuance under the 2006 plan;

  •
  the expiration of the 2006 plan; or

  •
  the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

        After the transition date, rights or awards granted under the 2006 plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

        We have attempted to structure the 2006 plan in such a manner that, after the transition date the compensation attributable to stock options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2006 plan.

  2004 Equity Incentive Plan

        We adopted our 2004 Equity Incentive Plan June 2004. We have reserved a total of 11,564,718 shares of our common stock for issuance under the 2004 plan. As of July 2, 2006, options to purchase a total of 2,408,999 shares of our common stock had been exercised, options to purchase 6,081,742 shares of our common stock were outstanding and 3,073,977 shares of our common stock remained available for grant. As of July 2, 2006, the outstanding options were exercisable at a weighted average exercise price of $2.40 per share.

        After the effective date of the 2006 plan, no additional awards will be granted under the 2004 plan and the shares represented by awards outstanding under the 2004 plan that expire without having been exercised or that are cancelled, forfeited or repurchased will become available for grant under the 2006 plan.

        The principal features of the 2004 plan are summarized below, but the summary is qualified in its entirety by reference to the 2004 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Administration.    The compensation committee of our board of directors administers the 2004 plan. After our initial public offering, the 2004 plan will be administered by our compensation committee, which will be constituted as described above under the description of the 2006 plan. Subject to the terms and conditions of the 2004 plan, our board of directors (or, following our initial public offering, our compensation committee) has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our board of directors (or, following our initial public offering, our compensation committee) is also authorized to adopt, amend or rescind rules relating to administration of the 2004 plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2004 plan.

        Eligibility.    Options and restricted stock under the 2004 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiary corporations. Such awards may also be granted to our directors. Only employees may be granted ISOs.

        Awards.    The 2004 plan provides that our board of directors may grant or issue stock options or restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2004 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum ten-year term.

  •
  Incentive Stock Options are designed in a manner that is intended to comply with the provisions of the Internal Revenue Code Section 422 and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. Under the 2004 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. To date, we have not granted any ISOs under the 2004 plan.

  •
  Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

        Corporate Transactions.    In the event of certain "covered transactions" where the acquiror does not assume or replace awards granted under the 2004 plan, awards issued under the 2004 plan will terminate as of the date of the change of control. Our board of directors (or, following our initial public offering, our compensation committee) may make appropriate adjustments to awards under the 2004 plan and is authorized to provide for the acceleration, cash-out, assumption, substitution or conversion of such awards. Under the 2004 plan, a "covered transaction" will be deemed to occur upon:

  •
  a merger or consolidation in which we are not the surviving corporation or which results in the acquisition of substantially all of our outstanding voting stock by a single person or entity or by a group of persons or entities acting in concert; or

  •
  the sale or transfer of all or substantially all of our assets.

        Our board of directors has the discretion to provide for accelerated vesting of awards under the 2004 plan upon the occurrence of a covered transaction or other sale transaction. To date, the option agreements for all time-vesting NQSOs granted under the 2004 plan provide that such options will become vested and exercisable in full upon the occurrence of a covered transaction. Further the option agreements for all performance-vesting NQSOs granted to date provide that such options will be deemed fully satisfied on the acquisition of a qualifying sale transaction. For this purpose, a qualifying sale transaction means a transaction or a series of transactions in which a person or group acquires more than 50% of our voting stock, or the sale or transfer of all or substantially all of our assets followed by a liquidation of the company.

        Securities Laws and Federal Income Taxes.    The 2004 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2006 plan.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2004 plan.

  Deferred Compensation Plan

        We maintain the STB Beauty, Inc. Deferred Compensation Plan, a non-qualified deferred compensation plan, for the benefit of selected executives. Participants in the deferred compensation plan may elect to defer up to 50% of their base salaries and up to 100% of their bonuses, and we are permitted to make discretionary contributions to the deferred compensation plan. Any participant contributions deferred under the deferred compensation plan are fully vested at all times and any of our contributions generally vest ratably over four years, beginning on the date the participant is credited with two years of service with us. Contributions to the deferred compensation plan and earnings on such amounts are held in a grantor trust for the benefit of the participants.

  401(k) Plan

        We maintain the Bare Escentuals 401(k) Plan, a tax-qualified defined contribution plan, for the benefit of all of our eligible full- and part-time employees who meet certain age and service requirements. Participants in the 401(k) plan may contribute up to the maximum amount allowable under the Internal Revenue Code, and we are permitted to make discretionary contributions to the 401(k) plan. Any participant contributions made to the 401(k) plan are fully vested at all times and any of our contributions vest ratably over five years, as long as the participant remains employed with us. Contributions to the 401(k) plan and earnings thereon are held in trust for the benefit of the participants.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by Section 102 of the Delaware General Corporation Law, we will adopt provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

  •
  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions in our prior three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation and employment arrangements described under "Management." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Management Advisory Fees

        On June 10, 2004, we entered into a management agreement with Berkshire Partners LLC, pursuant to which Berkshire Partners LLC provides management advisory services in connection with our general business operations. Berkshire Partners LLC, together with its affiliated funds, beneficially owned 46.8% of our common stock as of July 2, 2006, and Ross M. Jones, our Chairman, and Bradley M. Bloom, a member of our board of directors, are Managing Directors of Berkshire Partners LLC and were designated to serve on our board by Berkshire Partners LLC. In compensation for Berkshire Partners LLC's services, we have agreed to pay a management fee in the amount of $300,000 per year for the term of the agreement and additional fees for financial transactions at up to 0.5% of such transactions' value, plus expenses. The agreement expires on June 10, 2009. We have paid fees and expenses of $167,000 and $427,000 for the years ended January 2, 2005 and January 1, 2006, respectively, and $181,000 for the six months ended July 2, 2006. We paid Berkshire Partners LLC $2,191,000 in connection with our June 2004 recapitalization.

        On June 10, 2004, we also entered into a management agreement with JH Partners, LLC, pursuant to which JH Partners, LLC will provide management advisory services in connection with our general business operations. JH Partners, LLC, together with its affiliate, JH MDB Investors, LLC, beneficially owned 31.6% of our outstanding common stock as of July 2, 2006, and John C. Hansen and Michael J. John, members of our board of directors, are President and a senior partner, respectively, of JH Partners, LLC and were designated to serve on our board by JH Partners, LLC. In compensation for JH Partners, LLC's services, we have agreed to pay a management fee in the amount of $300,000 per year for the term of the agreement. The agreement also expires on June 10, 2009. We have paid fees and expenses of $150,000 and $362,000 for the years ended January 2, 2005 and January 1, 2006, respectively, and $207,000 for the six months ended July 2, 2006. Under this agreement, we paid JH Partners, LLC $400,000 in connection with our June 2004 recapitalization.

        In connection with our February 2005 recapitalization, we paid $1,197,500 in transactional fees and expenses to Berkshire Partners LLC and $1,197,500 in transactional fees and expenses to JH Partners, LLC. In connection with our October 2005 recapitalization, we issued 54,732 shares of common stock, which we valued at approximately $355,000, to each of Berkshire Partners LLC and JH Partners, LLC. In connection with our June 2006 recapitalization, we issued 102,022 shares of common stock, which we valued at approximately $1,064,000, to each of Berkshire Partners LLC and JH Partners, LLC.

        We intend to pay $900,000 of the net proceeds from this offering to each of Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.

Common Stock Issuances

        On June 10, 2004, our director Lea Anne Ottinger purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On December 31, 2004, our director Glen Senk purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On December 31, 2004, a former director, Thomas Whiddon, also purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On June 6, 2006, our director Karen Rose purchased 35,601 shares of our common stock at a purchase price of $8.43 per share, for an aggregate price of approximately $300,000.

Transactions with Affiliates of John C. Hansen

        FH Capital Partners LLC is an affiliate of Mr. Hansen. In December 2001 and May 2002, our predecessor entered into agreements with FH Capital Partners LLC to rent certain computer hardware, software, and licenses under operating lease agreements. Rental expense of $262,000, $243,000 and $33,000 was recognized relating to these arrangements during the years ended December 31, 2003, January 2, 2005, and January 1, 2006, respectively, and has been recorded as general, selling, and administrative expenses in the accompanying consolidated statements of income.

        FH Capital Partners LLC also loaned funds to our predecessor to purchase equipment that was rented to customers under month-to-month arrangements. Outstanding borrowings on this loan were repaid in full in May 2004. Interest expense relating to this loan was $48,000 and $5,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        On April 23, 2003, our predecessor extended the expiration term of certain previously issued fully vested warrants for the purchase of its Series A preferred stock by five years. The warrants were held by an affiliate of Mr. Hansen. The warrants were exercised by the holder in connection with our June 2004 recapitalization.

        At December 31, 2003, our predecessor had outstanding a series of notes receivable totaling $1,450,000 to an entity affiliated with Mr. Hansen. Interest income relating to these notes was $29,000 for the year ended December 31, 2003. The entire note balances and all accrued interest were fully repaid in January 2004.

        Our predecessor also paid monthly fees to JH Partners, LLC under an advisory services agreement, pursuant to which JH Partners, LLC provided strategic and financial advisory services. The agreement was terminated in June 2004. Total fees under the agreement were $180,000 and $90,000 for the years ended December 31, 2003 and January 2, 2005, respectively. We also paid JH Partners, LLC fees and expenses of $1,960,000 upon the closing of the June 2004 recapitalization pursuant to a project engagement letter. Our directors John C. Hansen and Michael J. John are President and a senior partner, respectively, of JH Partners, LLC.

        In connection with the June 2004 recapitalization, we paid $55.1 million in exchange for shares of common stock and Series A preferred stock of our predecessor held by investment funds and other entities affiliated with Mr. Hansen. We also paid $14.9 million in exchange warrants and options held by Mr. Hansen and his affiliates. Some of Mr. Hansen's affiliates contributed shares of common stock and Series A preferred stock of our predecessor to JH MDB Investors, L.P. in exchange for limited partnership interests, and JH MDB Investors then received 12,588,376 shares of our common stock in exchange for the shares of our predecessor in the June 2004 recapitalization. JH MDB Investors also purchased 9,714,798 shares for $17.4 million in cash.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Promissory Notes in connection with Option Exercises prior to Recapitalizations

        In connection with our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, we permitted each of our optionholders to pay the exercise price of their vested options by delivering a full recourse, interest bearing promissory note, as contemplated by the terms of our 2004 equity incentive plan. Each of these promissory notes was repaid immediately upon consummation of the recapitalizations. In February 2005, we accepted a promissory note from Ms. Blodgett and Ms. Dunn in the principal amounts of $195,000 and $21,000, respectively, each of which was repaid immediately upon consummation of the February 2005 recapitalization. In October 2005, we accepted a promissory note from Ms. Blodgett, Ms. Dunn and Thomas Whiddon (who was then serving as one of our directors) in the principal amounts of $515,228, $28,068 and $91,800, respectively, each of which was repaid immediately upon consummation of the October 2005 recapitalization. In June 2006, we accepted a promissory note from Mr. Senk in the principal amount of $5,282, which was repaid immediately upon consummation of the June 2006 recapitalization.

Other Arrangements

        Pursuant to a stockholders agreement entered into in June 2004 by and among us and our stockholders, Messrs. Hansen, John, Jones and Bloom and Ms. Blodgett were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. These five directors also have the right to nominate the remaining four directors to our board. The provisions of the stockholders agreement relating to the nomination and election of directors will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

        In the year ended December 31, 2003, our predecessor paid consulting expenses and fees of approximately $323,000 to a firm associated with an individual who was then serving as a director of our predecessor. This individual is not one of our current directors or officers.

        In connection with the June 2004 recapitalization, we paid $9.5 million in exchange for shares of common stock and Series A preferred stock of our predecessor held by Ms. Blodgett. We also paid $4.9 million in exchange for warrants and options held by Ms. Blodgett. In connection with the recapitalization, approximately 81% of the options held by Ms. Blodgett immediately prior to the 2004 recapitalization were converted into options to purchase 4,875,000 shares of our common stock.

        In November 2001, we borrowed $7.5 million from an entity formed by a group of stockholders of our predecessor that included Ms. Blodgett, Mr. Hansen and another director of our predecessor. We repaid $2,500,000 of these borrowings in December 2003, and repaid the remaining balance in full in April 2004.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

PRINCIPAL STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of July 2, 2006, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 71,028,093 shares of common stock outstanding as of July 2, 2006, as, if any, held by that stockholder and, in accordance with the rules of the SEC, exercisable as of August 31, 2006, which is 60 days after July 2, 2006.

        Information with respect to beneficial ownership has been furnished by each director, officer or 5% or greater stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% or greater stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(1)	33,211,458	46.8%	38.2%
JH MDB Investors, L.P. and its affiliates(2)	22,459,928	31.6	25.8
Named Executive Officers and Directors
Leslie A. Blodgett(3)	6,416,962	9.0	7.4
Gary D. Weatherford	150,000	*	*
Myles B. McCormick	139,200	*	*
Mary Ann Dunn(4)	566,996	*	*
Ross M. Jones	—	—	—
Bradley M. Bloom	—	—	—
John C. Hansen(2)	22,459,928	31.6	25.8
Michael J. John(2)	22,459,928	31.6	25.8
Lea Anne Ottinger	182,274	*	*
Karen M. Rose	35,601	*	*
Glen T. Senk	174,774	*	*
All directors and executive officers as a group (9 persons)(5)	29,408,739	41.4%	33.8%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
(i) 156,754 of these shares are held by Berkshire Partners LLC, (ii) 16,351,435 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 15,024,850 of these shares are held by

  Berkshire Fund V, Limited Partnership and (iv) 1,678,419 of these shares are held by Berkshire Investors LLC. The business address for these stockholders is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108. Fifth Berkshire Associates LLC ("Fifth Berkshire") is the General Partner of Berkshire Fund V, Limited Partnership ("Berkshire Fund V") and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC ("Sixth Berkshire") is the General Partner of Berkshire Fund VI, Limited Partnership ("Berkshire Fund VI") and has voting and investment power for Berkshire Fund VI. The managing members of Fifth Berkshire include one of our directors, Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and our chairman of the board of directors, Ross M. Jones (the "Fifth Berkshire Principals" and together with Christopher J. Hadley and Lawrence S. Hamelsky, the "Berkshire Principals"). The Berkshire Principals are the managing directors of Berkshire Partners LLC and are also the managing members of Sixth Berkshire and Berkshire Investors LLC.

(2)
Includes (i) 22,303,174 shares held by JH MDB Investors, L.P. and (ii) 156,754 shares held by JH Partners, LLC. The General Partner of JH MDB Investors, L.P. is JHMD Beauty GP, LLC. John C. Hansen, our director, is the President of JH Partners, LLC, and Mr. Hansen and our director Michael J. John hold voting membership interests in JH Partners, LLC. Mr. Hansen is the Manager of JHMD Beauty GP, LLC, and Mr. Hansen and Mr. John hold voting membership interests in JHMD Beauty GP, LLC. The address for JH MDB Investors, L.P. and JH Partners, LLC is 451 Jackson Street, San Francisco, CA 94111-1615. Mr. Hansen and Mr. John disclaim beneficial ownership of the shares held by JH Partners, LLC and JH MDB Investors, L.P. except to the extent of their respective pecuniary interests therein.

(3)
Includes 210,000 shares held of record by trusts for which Ms. Blodgett has sole voting and investment power. Also includes 315,000 shares held of record by trusts for which Ms. Blodgett's husband has sole voting and investment power and 4,350,000 shares held of record by trusts for which Ms. Blodgett and her husband have shared voting and investment power. Ms. Blodgett disclaims beneficial ownership of these shares.

(4)
Includes 13,835 shares held by family members of Ms. Dunn.

(5)
Excludes Mr. Weatherford and Ms. Dunn, who are no longer our executive officers.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 71,028,093 shares of common stock outstanding as of July 2, 2006, the issuance of 16,000,000 shares of common stock in this offering, and no exercise of options, there will be 87,028,093 shares of common stock outstanding upon completion of this offering.

        As of July 2, 2006, we had approximately 62 record holders of our common stock.

        Options.    As of July 2, 2006, there were 6,081,742 shares of common stock subject to outstanding options under our 2004 Equity Incentive Plan.

        As of July 2, 2006, we had approximately 34 holders of options to purchase our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after this offering. Our stockholders prior to this offering will also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Nasdaq Global Select Market Listing

        We have applied for listing for our common stock on the Nasdaq Global Select Market under the symbol "BARE."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent and registrar's address The Bank of New York, Stock Transfer Administration, 101 Barclay St., 11 East, New York, New York 10286.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock (other than a partnership) that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies" and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

        Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits, subject to an applicable income tax treaty providing otherwise.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the non-U.S. holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided certification that it is not a United States person (on the forms described above) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

        Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three year period, or a foreign partnership if (i) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (ii) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 87,028,093 shares of common stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 16,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

  •
  68,269,980 restricted shares will be eligible for sale upon expiration of the lock-up agreements, described below; and

  •
  the remaining 2,758,113 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

        Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

        Our directors, officers, and holders of substantially all of our common stock have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances described in "Underwriting." Goldman, Sachs & Co. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. In considering any request to release shares subject to a lock-up agreement, Goldman, Sachs & Co. will consider the facts and circumstances relating to a request at the time of the request.

Registration Rights

        Following this offering, under specified circumstances and subject to customary conditions, the holders of all outstanding shares of our common stock as of July 2, 2006 have the right in specified circumstances to require us to register their shares under the Securities Act for resale 180 days after the effective date of this offering. In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after this offering. Our stockholders prior to this offering will also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we have reserved for issuance under our equity incentive plans. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

        Bare Escentuals and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Banc of America Securities LLC, Piper Jaffray & Co., Thomas Weisel Partners LLC, SunTrust Capital Markets, Inc. and Sanders Morris Harris Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
CIBC World Markets Corp.
Banc of America Securities LLC.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
SunTrust Capital Markets, Inc.
Sanders Morris Harris Inc.

Total	16,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,400,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Bare Escentuals

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We and all of our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans, certain shares purchased in the open market after the completion of this offering and issuances of securities in connection with acquisitions we may make in an aggregate amount not to exceed 10% of our outstanding capital stock as of the date hereof, provided that with respect to securities issued in connection with acquisitions, the transferee agrees to be bound in writing by these restrictions. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

        At our request, the underwriters are reserving up to 800,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We have applied for listing of our common stock on the Nasdaq Global Select Market under the symbol "BARE."

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

        Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        The company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,135,000.

        The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. and CIBC World Markets Corp. are lenders under our credit facilities, for which CIBC World Markets Corp. also serves as syndication agent. In connection with the repayment of the second-lien term loans using the net proceeds from this offering, an affiliate of Goldman, Sachs & Co. will receive approximately $15.0 million in its capacity as a lender.

        Based on the number of shares outstanding on July 2, 2006, certain employees of CIBC World Markets Corp. indirectly (through entities affiliated with JH Partners, LLC) own approximately 0.7%, in the aggregate, of our outstanding common stock.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 2, 2005 and January 1, 2006, and for each of the three years in the period ended January 1, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Bare Escentuals and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. You should refer to the full text of the contracts and other documents filed as exhibits to the registration statement before investing in the common stock offered hereby. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 2, 2005, January 1, 2006 and July 2, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 and July 2, 2006 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 2, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 and July 2, 2006 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bare Escentuals, Inc.

        We have audited the accompanying consolidated balance sheets of Bare Escentuals, Inc. as of January 2, 2005 and January 1, 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended January 1, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bare Escentuals, Inc. at January 2, 2005 and January 1, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2006, in conformity with U.S. generally accepted accounting principles.

        As described in Note 2, effective January 3, 2005, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment.

/s/ Ernst & Young LLP

San Francisco, California
March 3, 2006, except for Note 2, Earnings
(Loss) per Share, and Note 10, Long-Term
Debt, as to which the date is June 7, 2006,
and Note 21, Subsequent Events, as to
which the date is September 12, 2006

BARE ESCENTUALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	January 2, 2005	January 1, 2006	July 2, 2006
			(Restated) (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,442	$18,675	$13,632
Inventories	29,128	34,331	43,729
Accounts receivable, net of allowances of $650, $2,225 and $2,879 at January 2, 2005, January 1, 2006 and July 2, 2006, respectively	13,578	17,891	28,561
Prepaid income taxes	1,630	—	4,833
Prepaid expenses and other current assets	2,140	3,179	3,257
Deferred tax assets	754	3,050	3,050

Total current assets	51,672	77,126	97,062
Property and equipment, net	3,083	9,829	13,151
Intangible assets, net	6,085	6,085	6,085
Deferred tax assets	—	1,005	1,039
Other assets	2,719	850	3,519

Total assets	$63,559	$94,895	$120,856

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$8,625	$12,667	$17,963
Accounts payable	9,725	12,974	22,561
Accrued liabilities	5,799	16,343	11,364
Accrued restructuring charges	—	292	267
Income taxes payable	—	135	—
Deemed dividend payable	5,700	—	—

Total current liabilities	29,849	42,411	52,155
Long-term debt, less current portion	80,998	377,166	694,493
Deferred rent	425	2,470	2,727
Deferred tax liabilities	1,489	—	—
Accrued restructuring charges	—	132	—
Long-term employee benefits	—	148	307
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
Common stock; $0.001 par value, 90,000 shares authorized; 62,019, 69,109 and 71,028 shares issued and outstanding at January 2, 2005, January 1, 2006 and July 2, 2006, respectively	62	69	71
Additional paid-in capital	89,535	1,887	2,967
Deferred compensation	(1,109)	—	—
Accumulated deficit	(137,690)	(329,388)	(631,864)

Total stockholders' equity (deficit)	(49,202)	(327,432)	(628,826)

Total liabilities and stockholders' equity (deficit)	$63,559	$94,895	$120,856

See accompanying notes.

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
					(Restated)
				(Unaudited)
Sales, net	$94,661	$141,801	$259,295	$112,312	$186,100
Cost of goods sold	31,041	39,621	74,511	31,190	52,133

Gross profit	63,620	102,180	184,784	81,122	133,967
Expenses:
Selling, general and administrative	40,593	61,156	103,270	45,279	62,856
Depreciation and amortization, relating to selling, general and administrative	1,150	801	1,106	352	971
Stock-based compensation, relating to selling, general and administrative	—	819	1,370	620	2,467
Restructuring charges	—	—	643	—	—
Asset impairment charge	—	—	1,055	—	—
Recapitalization fees and expenses	—	21,430	—	—	—

Operating income	21,877	17,974	77,340	34,871	67,673
Interest expense	(1,592)	(6,348)	(21,503)	(8,313)	(21,870)
Debt extinguishment costs	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	36	4	221	10	631

Income before provision for income taxes	19,998	11,090	39,523	16,010	43,043
Provision for income taxes	8,152	7,088	15,633	6,333	18,035

Net income	$11,846	$4,002	$23,890	$9,677	$25,008

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$9,677	$25,008

Net income (loss) per share attributable to common stockholders:
Basic	$0.19	$(0.01)	$0.35	$0.15	$0.36

Diluted	$0.17	$(0.01)	$0.34	$0.14	$0.35

Weighted-average shares used in per share calculations:
Basic	61,380	61,500	67,676	66,690	69,461

Diluted	68,192	61,500	69,285	67,638	72,116

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.32		$0.36

Diluted			$0.32		$0.35

Weighted-average shares used in pro forma net income per share (unaudited):
Basic			83,984		85,665

Diluted			85,593		88,320

See accompanying notes.

BARE ESCENTUALS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Series A Convertible Preferred Stock			Common Stock
			Series A Preferred Stock Warrants MD Beauty, Inc.
				MD Beauty, Inc.							Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	MD Beauty, Inc.					Bare Escentuals, Inc.		Additional Paid-in Capital	Stockholder Note Receivable	Deferred Compensation
	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2002	71,614	$5,993	$461	60,327	$60	—	$—	$316	$(141)	$—	$(4,783)	$1,906
Common stock options exercised	—	—	—	1,053	1	—	—	4	—	—	—	5
Series A convertible preferred shares issued upon exercise of warrant	2,584	—	—	—	—	—	—	—	—	—	—	—
Tax benefit from exercise of warrant	—	—	—	—	—	—	—	434	—	—	—	434
Stock-based compensation related to modification of warrant in April 2003	—	—	—	—	—	—	—	610	—	—	—	610
Interest on stockholder note receivable	—	—	—	—	—	—	—	—	(6)	—	—	(6)
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	11,846	11,846

Balance at December 31, 2003	74,198	5,993	461	61,380	61	—	—	1,364	(147)	—	7,063	14,795
Repayment of stockholder note receivable	—	—	—	—	—	—	—	—	147	—	—	147
Series A convertible preferred shares issued upon exercise of warrant	832	—	—	—	—	—	—	—	—	—	—	—
Stock-based charge related to modification of warrant in June 2004	—	—	—	—	—	—	—	5,560	—	—	—	5,560
Repurchase of Series A convertible preferred stock, common stock and warrants in connection with the June 2004 Recapitalization	(75,030)	(5,993)	(461)	(61,380)	(61)	—	—	(6,924)	—	—	(143,055)	(156,494)
Deemed dividend in connection with the June 2004 Recapitalization	—	—	—	—	—	—	—	—	—	—	(5,700)	(5,700)
Common stock issued in connection with the June 2004 Recapitalization, including 12,588 shares issued to Rollover Stockholders	—	—	—	—	—	61,380	61	87,445	—	—	—	87,506
Common stock options exercised	—	—	—	—	—	538	1	19	—	—	—	20
Issuance of common stock to directors	—	—	—	—	—	335	—	832	—	(232)	—	600
Common stock repurchased	—	—	—	—	—	(234)	—	(9)	—	—	—	(9)
Stock-based compensation	—	—	—	—	—	—	—	1,248	—	(1,248)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	—	371	—	371
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	4,002	4,002

Balance at January 2, 2005	—	—	—	—	—	62,019	62	89,535	—	(1,109)	(137,690)	(49,202)

BARE ESCENTUALS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (continued)
(in thousands)

	Series A Convertible Preferred Stock
			Series A Preferred Stock Warrants MD Beauty, Inc.	Common Stock
											Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	MD Beauty, Inc.			MD Beauty, Inc.		Bare Escentuals, Inc.		Additional Paid-in Capital	Stockholder Note Receivable	Deferred Compensation
	Shares	Amount		Shares	Amount	Shares	Amount
Balance at January 2, 2005	—	$—	$—	—	$—	62,019	$62	$89,535	$—	$(1,109)	$(137,690)	$(49,202)
Reversal of deferred stock-based compensation upon adoption of FAS 123(R)	—	—	—	—	—	—	—	(1,082)	—	1,082	—	—
Common stock options exercised	—	—	—	—	—	6,981	7	985	—	—	—	992
Tax benefit related to stock option exercises and disqualifying disposition of shares	—	—	—	—	—	—	—	1,027	—	—	—	1,027
Stock-based compensation	—	—	—	—	—	—	—	1,343	—	27	—	1,370
Cash dividends paid in connection with the recapitalization transactions	—	—	—	—	—	—	—	(90,316)	—	—	(215,588)	(305,904)
Shares issued in lieu of transaction fees	—	—	—	—	—	109	—	395	—	—	—	395
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	23,890	23,890

Balance at January 1, 2006	—	—	—	—	—	69,109	69	1,887	—	—	(329,388)	(327,432)
Common stock options exercised (unaudited)	—	—	—	—	—	1,679	2	1,307	—	—	—	1,309
Tax benefit related to stock option exercises (unaudited) (restated)	—	—	—	—	—	—	—	7,507	—	—	—	7,507
Stock-based compensation (unaudited) (restated)	—	—	—	—	—	—	—	2,467	—	—	—	2,467
Cash dividends paid in connection with the June 2006 Recapitalization (unaudited) (restated)	—	—	—	—	—	—	—	(12,943)	—	—	(327,484)	(340,427)
Shares issued in lieu of transaction fees (unaudited) (restated)	—	—	—	—	—	204	—	2,442	—	—	—	2,442
Issuance of common stock to director (unaudited)	—	—	—	—	—	36	—	300	—	—	—	300
Net income and comprehensive income (unaudited) (restated)	—	—	—	—	—	—	—	—	—	—	25,008	25,008

Balance at July 2, 2006 (unaudited) (restated)	—	$—	$—	—	$—	71,028	$71	$2,967	$—	$—	$(631,864)	$(628,826)

See accompanying notes.

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
					(Restated)
				(Unaudited)
Operating activities
Net income	$11,846	$4,002	$23,890	$9,677	$25,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	455	517	1,106	352	971
Amortization of intangible assets	695	284	—	—	—
Amortization of debt issuance costs	250	1,084	430	275	80
Debt extinguishment costs	323	540	16,535	10,558	3,391
Stock-based charge related to purchase of fully vested options	—	13,126	—	—	—
Stock-based charge related to modification of warrant	610	5,560	—	—	—
Stock-based compensation	—	819	1,370	620	2,467
Asset impairment	—	—	1,055	—	—
Excess tax benefit from stock option exercises and disqualifying disposition of shares	—	—	(1,027)	—	(7,507)
Deferred income tax provision (benefit)	597	(187)	(4,790)	—	(34)
Other	(4)	13	98	—	—
Changes in assets and liabilities:
Inventories	(3,943)	(10,580)	(5,203)	(5,341)	(9,398)
Accounts receivable	(2,341)	(7,302)	(4,149)	(2,204)	(10,670)
Income taxes	12	(1,651)	2,792	3,114	2,539
Prepaid expenses and other current assets	(1,248)	(687)	(1,135)	(1,878)	(78)
Other assets	(114)	112	(151)	(75)	(879)
Accounts payable and accrued liabilities	(989)	6,937	7,890	5,234	4,608
Other liabilities	501	238	1,289	208	259

Net cash provided by operating activities	6,650	12,825	40,000	20,540	10,757
Investing activities
Purchase of property and equipment	(313)	(2,238)	(7,542)	(3,258)	(4,293)
Financing activities
Proceeds from issuance of Senior Term Loans and First and Second Lien Credit Loans	—	73,000	397,000	224,500	206,583
Repayments on Senior Term Loans and First and Second Lien Credit Loans	—	(7,450)	(72,717)	(67,550)	(7,657)
Proceeds from issuance of Subordinated Notes Payable	—	27,000	15,000	—	125,000
Repayments on Subordinated Notes Payable	(2,500)	(5,000)	(42,000)	(27,000)	—
Borrowings under line of credit	24,430	8,968	—	—	—
Repayments on line of credit	(23,352)	(16,346)	—	—	—
Repayments on term loan	(3,677)	—	—	—	—
Repayments on loan from FH Capital Partners LLC	(488)	(217)	—	—	—
Payments for debt issuance costs	(100)	(6,566)	(11,623)	(8,230)	(4,122)
Dividend paid in connection with the Recapitalization transactions	—	—	(305,904)	(122,431)	(340,427)
Excess tax benefit from stock option exercises and disqualifying disposition of shares	—	—	1,027	—	7,507
Exercise of stock options	5	20	992	248	1,309

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
					(Restated)
				(Unaudited)
Financing activities (continued)
Repurchase of outstanding preferred and common shares in connection with the June 2004 Recapitalization	$—	$(156,494)	$—	$—	$—
Purchase of fully vested options in connection with the June 2004 Recapitalization	—	(13,126)	—	—	—
Issuance of common stock in connection with the June 2004 Recapitalization	—	87,506	—	—	—
Advances under note receivable to related party	(1,450)	—	—	—	—
Repayment of note receivable from related party	—	1,450	—	—	—
Repayment of stockholder note receivable	—	147	—	—	—
Proceeds from issuance of common stock to directors	—	600	—	—	300
Other	—	(38)	—	—	—

Net cash used in financing activities	(7,132)	(6,546)	(18,225)	(463)	(11,507)

Net increase (decrease) in cash and cash equivalents	(795)	4,041	14,233	16,819	(5,043)
Cash and cash equivalents, beginning of period	1,196	401	4,442	4,442	18,675

Cash and cash equivalents, end of period	$401	$4,442	$18,675	$21,261	$13,632

Supplemental disclosure of cash flow information
Cash paid for interest	$1,386	$2,257	$17,034	$6,384	$25,689

Cash paid for income taxes	$7,501	$9,450	$19,025	$4,625	$15,526

Supplemental disclosure of noncash financing activities
Construction allowance received in connection with corporate office lease	$—	$—	$1,376	$—	$—

Shares issued in lieu of transaction fees	$—	$—	$395	$—	$2,442

Deemed dividend obligation incurred in connection with the June 2004 Recapitalization	$—	$5,700	$—	$—	$—

Tax benefit from cashless exercise of warrant	$434	$—	$—	$—	$—

See accompanying notes.

BARE ESCENTUALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Business

        Bare Escentuals, Inc. together with its subsidiaries ("Bare Escentuals" or the "Company") develops, markets, and sells branded cosmetics, skin care and body care products under the i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under the md formulations brand. The i.d. bareMinerals cosmetics, particularly the core foundation products which are mineral-based, offer a highly differentiated, healthy alternative to conventional cosmetics. The Company uses a multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, Company-owned boutiques, and spas and salons. The Company's international distributors are primarily located in Western Europe, Asia, and Australia.

Basis of Presentation

        The Company was originally incorporated in Delaware on March 9, 2004 under the name STB Beauty, Inc. On February 24, 2006, the Company changed its name to Bare Escentuals, Inc. The Company was incorporated in order to acquire through its wholly owned subsidiary, STB Beauty Acquisition Corporation, 100% of the outstanding capital stock of MD Beauty, Inc. ("MD Beauty") in a merger and recapitalization transaction (the "June 2004 Recapitalization"). Contemporaneous with the June 2004 Recapitalization, on June 10, 2004, STB Beauty Acquisition, Inc. was merged with and into MD Beauty, with MD Beauty being the surviving corporation operating as a wholly owned subsidiary of the Company.

        The June 2004 Recapitalization was co-sponsored by affiliates of Berkshire Partners LLC, a Boston-based private equity firm ("Berkshire"), and JH Partners, LLC, a San Francisco-based private equity firm ("JHP") (collectively, the "Sponsors"), who together formed part of a control group and acquired a majority share in MD Beauty in a highly leveraged transaction. The provisions of the Company's Stockholders Agreement provide for shared control of the Company by the Sponsors. The June 2004 Recapitalization was funded with borrowings of $100.0 million under new senior and subordinated credit facilities (Note 10), together with $87.5 million in new equity financing. Certain stockholders who controlled a majority voting interest in MD Beauty prior to the June 2004 Recapitalization retained shared control of the Company immediately following the June 2004 Recapitalization.

        The June 2004 Recapitalization has been accounted for as a recapitalization for which no new basis was permitted in accordance with Emerging Issues Task Force Issue No. 88-16, Basis In Leveraged Buyout Transactions ("EITF 88-16"). As such, the accompanying consolidated financial statements reflect the historical financial statements of MD Beauty and Bare Escentuals, as adjusted for the effects of the June 2004 Recapitalization, at their historical costs and have been prepared as if the assets, liabilities, and results of operations of MD Beauty were combined with those of the Company for all periods presented. See Note 3 for further details on the June 2004 Recapitalization.

        For the periods prior to the June 2004 Recapitalization, the Company refers to MD Beauty, and for the periods subsequent to the June 2004 Recapitalization, the Company refers to Bare Escentuals.

Unaudited Interim Results

        The accompanying consolidated balance sheet as of July 2, 2006, the consolidated statements of operations and consolidated cash flows for the six months ended July 3, 2005 and July 2, 2006, and the consolidated statement of changes in stockholders' equity (deficit) for the six months ended July 2, 2006, are unaudited. The unaudited interim consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. In the opinion of the Company's management, the unaudited interim consolidated financial information has been prepared on the same basis as the annual consolidated financial statements except for the adoption of Statement No. 123(R), Share-Based Payment, effective January 3, 2005 using the modified-prospective-transition method, and includes all adjustments, consisting only of normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of July 2, 2006, and its consolidated results of operations and consolidated cash flows for the six months ended July 3, 2005 and July 2, 2006. The consolidated financial data and other information disclosed in these notes to consolidated financial statements related to the six-month periods are unaudited. The results for the six months ended July 2, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006, or for any other interim period or for any other future year.

        The accompanying unaudited consolidated financial statements as of July 2, 2006 and for the six months then ended have been restated to reflect adjustments relating to the estimated fair value per share of the Company's common stock. These adjustments had the effect of decreasing net income by $247,000 and increasing total assets and total stockholders' equity (deficit) each by $2,729,000 from the previously reported amounts. The adjustments did not have an effect on net cash flows or on net income per share attributable to common stockholders for the six months ended July 2, 2006.

Initial Public Offering

        The Company has filed a Registration Statement (Form S-1) with the United States Securities and Exchange Commission for its proposed initial public offering of shares of its common stock (the "Offering").

Unaudited Pro Forma Information

        The unaudited pro forma operations data summarized in Earnings per Share (Note 2) has been adjusted to give effect to (i) the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10); (ii) the estimated net proceeds from the Offering of approximately $235.9 million, deemed to fund the above named dividends, based upon an assumed Offering price of $16.00 per share, the midpoint of the estimated pricing range; (iii) the concurrent refinancing of a portion of our debt by borrowing up to $135.0 million of additional first-lien term loans to repay our 15% senior subordinated notes; and (iv) the buyout of the management agreements with Berkshire and JHP, as if each had occurred as of January 3, 2005.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

        Effective January 1, 2004, the Company changed its fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. In 2003, the Company's fiscal year ended on December 31. The fiscal years ended December 31, 2003, January 2, 2005, and January 1, 2006, each contained 52 weeks.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

        Cash and cash equivalents are considered to be highly liquid investments with maturities of three months or less at the time of the purchase.

Supply and Fulfillment Concentration Risks

        All of the Company's products are contract manufactured or supplied by third parties. The Company has a long-term contract with only one of its suppliers. The term of this contract expires on April 30, 2011. The fact that the Company does not have long-term contracts with all of its third-party manufacturers means that those manufacturers could cease manufacturing the Company's products at any time and for any reason.

        Additionally, the Company depends on one third party for the fulfillment of its infomercial sales, including inventory management, call center operation, website hosting and packing and shipping of product to customers. The Company's contract with this service provider expires on December 31, 2007, and it will automatically renew for one-year periods unless either party gives 90-day written notice of its intention not to so renew.

Concentration of Credit Risk and Credit Risk Evaluation

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with various domestic financial institutions with high credit standing. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

        For the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, approximately 53%, 58%, 54%, 58% and 50%, respectively, of the Company's sales were generated through credit card purchases. The Company uses third parties to collect its credit card receivables and, as a consequence, believes that its credit risks related to these channels of distribution are limited. The Company performs ongoing credit evaluations of its wholesale customers not paying by credit card and acquires credit insurance for certain international customers. Generally, the Company does not require collateral. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the Company's consolidated financial position, results of operations, and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted, and recoveries are recognized when they are received. Generally, accounts receivable are past due after 30 days of an invoice date unless special payment terms are provided.

        The table below sets forth the percentage of consolidated accounts receivable, net for customers who represented 10% or more of consolidated accounts receivable:

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Customer A	46%	14%	23%
Customer B	15%	28%	37%
Customer C	—	33%	24%

        The table below sets forth the percentage of consolidated sales, net for customers who represented 10% or more of consolidated net sales:

	Year ended December 31, 2003	Year ended January 2, 2005	Year ended January 1, 2006	Six months ended July 3, 2005	Six months ended July 2, 2006
				(Unaudited)
Customer A	23%	15%	15%	16%	15%
Customer B	—	—	—	—	12%
Customer C	—	—	—	—	14%

        As of January 2, 2005, January 1, 2006 and July 2, 2006, the Company had no off-balance sheet concentrations of credit risk, such as option contracts or other hedging arrangements.

Fair Value of Financial Instruments

        Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The estimated fair value of cash, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated fair value of the Company's variable-rate debt approximates its carrying value, since the rate of interest on the variable-rate debt is determined at a margin over LIBOR or the lenders' base rate plus an applicable margin based on a grid in which the pricing depends on the Company's consolidated total leverage ratio, and such rates are revised frequently, based upon current LIBOR or the lenders' base rate. The estimated fair value of the Company's fixed-rate debt approximates its carrying value at July 2, 2006, as the debt was issued in close proximity to the quarter then ended.

Inventories

        Inventories consist of finished goods and raw materials and are stated at the lower of cost or market, determined on a weighted-average basis. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates, and such differences could be material to the Company's consolidated financial position, results of operations, and cash flows.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment, including computers, are depreciated using the straight-line method over the estimated useful lives of the various assets, which are generally three to seven years. Fixtures and leasehold improvements are amortized using the straight-line method over the lesser of the lease term, which ranges from five to ten years, or the estimated useful lives of the assets. For leases with renewal periods at the Company's option, the Company generally uses the original lease term, excluding renewal option periods, to determine estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

        The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted sum of expected future operating cash flows during their holding period to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

        During the year ended January 1, 2006, the Company abandoned a contract with a software vendor and recognized an impairment charge of $1,055,000. The costs associated with the termination of the contract relate primarily to the cost of the software license arrangement and other capitalized costs that were accounted for as development in progress, as the software had not yet been placed in service. As of January 1, 2006, there were no remaining amounts to be paid under the contract.

Goodwill and Intangible Assets

        Goodwill and other purchased intangible assets have been recorded as a result of the Company's acquisition of Bioceutix, Inc. in December 2001. Trademarks acquired in the acquisition relate to the Company's exclusive rights to make, use, and sell the brands acquired and, together with goodwill, were deemed to be indefinite-lived at the acquisition date.

        Goodwill and indefinite-lived intangibles are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives, generally two to three years, and were fully amortized as of January 2, 2005. The Company is required to perform an annual impairment test of goodwill and indefinite-lived intangible assets. Should certain events or indicators of impairment occur between annual impairment tests, the Company performs the impairment test of goodwill and indefinite-lived intangible assets at that date. In evaluating goodwill, management compares the total book value of the reporting unit to the fair value of those reporting units. The fair value of the Company is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Through July 2, 2006, no impairment charge has been required.

Debt Issuance Costs

        Debt issuance costs are capitalized and amortized over the terms of the underlying debt instruments using the effective-interest method. Debt issuance costs paid directly to lending institutions are recorded as a debt discount, while debt issuance costs paid to third parties are recorded as other assets.

        During the year ended December 31, 2003, in connection with the amendment to the Company's line of credit agreement with a bank, the Company charged to expense the remaining capitalized debt issuance costs of $323,000 related to the Company's previous agreement with the bank.

        During the year ended January 2, 2005, the Company charged to expense debt issuance costs of $540,000 related to the early extinguishment of the Company's previously outstanding debt. Additionally, the Company capitalized $3,440,000 of costs paid to lenders and $3,126,000 of third-party costs related to new credit agreements (Notes 9 and 10).

        In February 2005, in connection with the Company's refinancing of its Senior Term Loans and Subordinated Notes Payable (Note 10), the Company paid a prepayment penalty of $2,700,000, wrote off the remaining unamortized discount and debt issuance costs of $5,463,000 relating to the early extinguishment of the Company's previously outstanding debt, and expensed as debt extinguishment costs $2,395,000 of fees paid directly to the lender related to the new debt in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, resulting in a charge of $10,558,000 in connection with this debt extinguishment. Additionally, the Company capitalized $3,135,000 of third-party costs related to the new credit agreements.

        In October 2005, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $187,500,000. The Company wrote off the remaining unamortized debt issuance costs of $2,812,000 and expensed as debt extinguishment costs $3,165,000 of fees paid directly to the lender, as the amendment was determined to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $937,000 of third-party costs related to the new credit agreements, including $314,000, which was capitalized in fiscal 2006 upon finalization of cost estimates.

        In June 2006, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $206,583,000. The Company wrote off the remaining unamortized debt issuance costs of $867,000 and expensed as debt extinguishment costs $2,524,000 of fees paid directly to the lender, as the amendment was determined to be substantially different in accordance with the provisions of EITF 96-19. In June 2006, the Company also issued 15% senior subordinated notes in the aggregate principal amount of $125,000,000. The Company capitalized $2,411,000 of third-party costs related to these credit agreements and capitalized $1,315,000 of costs related to the senior subordinated notes as a debt discount (Notes 9 and 10).

        Amortization of loan costs for the years ended December 31, 2003, January 2, 2005, and, January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, totaled $250,000, $1,084,000, $430,000, $275,000, and $80,000, respectively, and is included in interest expense in the consolidated statements of operations.

Stock-Based Compensation

        Prior to January 3, 2005, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations as permitted by Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The intrinsic value of stock-based compensation recorded by the Company was zero and $13,837,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        Effective January 3, 2005, the Company adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("Statement 123(R)"). Statement 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to Statement 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company's estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. The Company elected to adopt the modified-prospective-transition method, as provided by Statement 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, the Company is required to record compensation expense in the consolidated statement of operations for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of Statement 123(R), and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of Statement 123. Upon adoption of Statement 123(R), the Company reversed $1,082,000 of previously recognized deferred compensation related to employee stock option grants.

        At January 1, 2006 and July 2, 2006, the Company had one share-based compensation plan, which is described in Note 15. The compensation cost charged to operations for this plan pursuant to Statement 123(R) was $1,343,000, $593,000 and $2,289,000 for the year ended January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, respectively. The Company records stock-based compensation on a separate operating expense line item in its statement of operations due to the fact that, to date, all of its stock-based awards have been made to employees whose salaries are classified as selling, general and administrative expenses.

        As a result of adopting Statement 123(R) on January 3, 2005, the Company's income before income taxes and net income for the year ended January 1, 2006 was $6,489,000 and $3,921,000 higher, respectively, than if it had continued to account for share-based compensation under APB No. 25, which would have required variable accounting in the year ended January 1, 2006. Basic and diluted earnings per share for the year ended January 1, 2006 were each $0.09 higher than if the Company had continued to account for share-based compensation under APB 25, which would have required variable accounting in the year ended January 1, 2006.

        Pro forma information regarding net income for the years ended December 31, 2003 and January 2, 2005 was determined as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented prior to the Company's adopting Statement 123(R) effective January 3, 2005. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods using the straight-line method.

        The Company's pro forma information for the years ended December 31, 2003 and January 2, 2005 is as follows (in thousands):

	Year ended December 31, 2003	Year ended January 2, 2005
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)
Add: Stock-based employee compensation expense, net of $5,535 of related tax effects, as reported for the year ended January 2, 2005	—	8,302
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of $36 and $180 of related tax effects for the years ended December 31, 2003 and January 2, 2005, respectively	(54)	(271)

Pro forma net income attributable to common stockholders	$11,792	$7,561

Basic net income (loss) per common share, as reported	$0.19	$(0.01)

Diluted net income (loss) per common share, as reported	$0.17	$(0.01)

Basic net income per common share, pro forma	$0.19	$0.12

Diluted net income per common share, pro forma	$0.17	$0.11

        The weighted-average fair value of the stock options granted for the years ended December 31, 2003, January 2, 2005, and January 1, 2006 was approximately $0.03, $1.13, and $2.41, respectively.

        The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model using the weighted-average assumptions noted in the following table:

	Year ended
	December 31, 2003	January 2, 2005	January 1, 2006
Expected dividend rate	0.00%	0.00%	0.00%
Expected volatility	58%	58%	54%
Risk-free interest rate	3.5%	3.9%	4.1%
Expected lives (years)	6.5	6.5	6.5

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Expected volatility of the stock is based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The Company has elected to use the shortcut approach in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, Share-Based Payment, to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense the Company records.

Revenue Recognition

        The Company recognizes sales when merchandise is shipped from a warehouse directly to wholesale customers (except in the case of a consignment sale), infomercial customers, and internet customers or when purchased by customers at retail boutiques, each net of estimated returns. For consignment sales, which include sales to QVC, the Company recognizes sales, net of expected returns from consignees, upon the consignee's shipment to the customer. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. Shipping terms are FOB shipping point, and title passes to the customer at the time and place of shipment or purchase by customers at retail locations. For consignment sales, title passes to the consignee concurrent with the consignee's shipment to the customer. The customer has no cancellation privileges after shipment or upon purchase at retail locations, other than customary rights of return that are accounted for in accordance with Statement 48, Revenue Recognition When Right of Return Exists. The Company's standard terms for retail sales, including infomercial sales and sales at retail boutiques, limit returns to approximately 30 to 60 days after the sale of the merchandise. For wholesale sales, as is customary in the cosmetics industry, the Company allows returns from wholesale customers if properly requested and approved.

        The Company regularly evaluates returns and accrues for expected future returns that relate to sales prior to the balance sheet date utilizing a combination of historical and current trends. Deferred revenue reflects amounts received from customers related to merchandise to be shipped in future periods.

        For the year ended January 2, 2005, net sales includes a charge of $5,560,000 related to the modification of a warrant held by a customer (Note 14).

Payments to Customers

        For wholesale sales, the Company makes payments to certain customers for cooperative advertising, commissions and shared employee costs. In accordance with the provisions of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), these fees are recorded as a reduction of net sales in the accompanying consolidated statements of operations, unless the Company determines it has received an identifiable benefit and can reasonably estimate the fair value of that benefit. During the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, the Company recorded a reduction of sales of $36,000, $192,000, $679,000, $287,000 and $505,000, respectively. During the years ended December 31,

2003, January 2, 2005 and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, the Company recorded a charge to selling, general and administrative expenses of $47,000, $83,000, $0, $0 and $37,000, respectively.

Shipping and Fulfillment Costs

        Freight costs incurred related to shipment of merchandise from the Company's distribution facilities to customers are recorded in cost of goods sold. Third-party fulfillment costs relating to warehousing, storage, and order processing are included in selling, general and administrative expenses and totaled $4,650,000, $7,933,000, $15,294,000, $6,973,000 and $10,024,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, respectively.

Pre-Opening Costs

        Costs incurred in connection with the start-up and promotion of new Company-owned boutiques are expensed as incurred.

Operating Leases

        The Company leases retail boutiques, a distribution facility, and office space under operating leases. Most lease agreements contain rent holidays, rent escalation clauses, contingent rent provisions and/or tenant improvement allowances. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the original terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably assured at lease inception.

        For tenant improvement allowances recorded as assets, the Company also records a deferred rent liability in the consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense in the consolidated statements of income. For scheduled rent escalation clauses and rent holidays during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases.

        Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a rent liability in the consolidated balance sheets and the corresponding rent expense when management determines that achieving the specified levels during the fiscal year is probable.

Research and Development

        Research and development costs are charged to operations as incurred. Major components of research and development expenses consist of product formulation, testing, regulatory analysis, and compliance. Such costs totaled $427,000, $315,000, $2,490,000, $771,000 and $359,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, respectively.

Advertising Costs

        During the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, the Company incurred direct broadcast media costs of $10,757,000, $18,012,000, $23,695,000, $12,144,000 and $13,901,000, respectively. The Company purchases commercial airtime on various television stations throughout the United States in order to air its direct-response program, or "infomercial." The Company expenses costs associated with purchasing airtime as incurred.

        The Company expenses production costs associated with advertising as incurred, except for production costs for its infomercial, which are capitalized and amortized over their expected period of future benefit. The capitalized production costs for each infomercial are amortized over a twelve-month period following the first airing of the infomercial. At January 2, 2005, January 1, 2006 and July 2, 2006, unamortized production costs totaling $407,000, $388,000 and $327,000, respectively, were reported as assets in the accompanying consolidated balance sheets. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, the Company incurred amortization costs relating to infomerical production costs of $35,000, $389,000, $390,000, $173,000 and $203,000, respectively.

        Other advertising costs such as media placements, public relations and marketing brochures are expensed as incurred. Marketing brochures are accounted for as prepaid assets and are expensed based on usage, or at such time that they are no longer expected to be used, in which case their cost is expensed at that time. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, the Company incurred other advertising costs of $946,000, $1,389,000, $3,112,000, $773,000 and $1,943,000, respectively.

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from changes in net deferred tax assets or liabilities between periods.

Earnings (Loss) per Share

        A calculation of earnings (loss) per share, as reported and earnings (loss) per share, pro forma (unaudited), is as follows (in thousands):

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)	$23,890	$9,677	$25,008

Adjustment to reflect incremental interest expense in connection with the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(1)			(31,463)		(8,497)
Adjustment to reverse debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(2)			9,987		1,971
Adjustment to reduce interest expense to reflect use of net proceeds from the Offering and the concurrent refinancing to repay outstanding indebtedness, net of taxes(3)			24,354		11,907
Adjustment to reflect the elimination of management fees, net of taxes(4)			362		174

Pro forma net income attributable to common stockholders			$27,130		$30,563

Denominator:
Weighted average common shares used in per share calculations — basic, as reported(5)	61,380	61,500	67,676	66,690	69,461

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			308		204
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			16,000		16,000

Weighted average common shares used in per share calculations — basic, pro forma			83,984		85,665

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Weighted average common shares used in per share calculations — basic, as reported	61,380	61,500	67,676	66,690	69,461
Add: Common stock equivalents from exercise of stock options	6,812	—	1,609	948	2,655

Weighted-average common shares used in per share calculations — diluted, as reported	68,192	61,500	69,285	67,638	72,116

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			308		204
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			16,000		16,000

Weighted-average common shares used in per share calculations — diluted, pro forma			85,593		88,320

Net income (loss) per share
Basic, as reported	$0.19	$(0.01)	$0.35	$0.15	$0.36

Diluted, as reported	$0.17	$(0.01)	$0.34	$0.14	$0.35

Basic, pro forma (unaudited)			$0.32		$0.36

Diluted, pro forma (unaudited)			$0.32		$0.35

(1)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10) had each occurred as of January 3, 2005.

(2)
Pro forma adjustment to exclude the after tax impact of debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been excluded from the unaudited pro forma net income attributable to common stockholders.

(3)
Pro forma adjustment to reflect the after tax impact of interest expense assuming the estimated net proceeds from the Offering of approximately $235.9 million, based upon an assumed Offering price of $16.00 per share, the midpoint of the estimated pricing range, after deducting estimated underwriting discounts and commissions and estimated offering costs, and the concurrent refinancing of a portion of our debt are used to repay outstanding indebtedness.

(4)
Adjustment related to the elimination of the monthly management fees to Berkshire and JHP under management agreements that will be terminated in connection with the Offering.

(5)
The historical capital stock of the Company prior to the June 2004 Recapitalization has been retroactively restated in the accompanying consolidated financial statements for the equivalent number of shares received in the June 2004 Recapitalization. The historical net income (loss) per share calculations have been adjusted to give retroactive effect to the June 2004 Recapitalization for all periods prior to the year ended January 1, 2006 consistent with the requirements of FASB No. 128, in a manner similar to a stock split.

(6)
The pro forma combined basic and diluted number of shares has been adjusted for the additional common stock issued to Berkshire and JHP as part of both the October 2005 and June 2006 Recapitalizations as if they were issued on January 3, 2005.

(7)
The pro forma combined basic and diluted number of shares has been adjusted to reflect common stock issued in connection with the Offering, deemed to fund the above dividends assuming the midpoint of the range set forth for the initial public offering price.

        Options to purchase 6,741,121 shares of common stock in the year ended January 2, 2005 were not included in the computation of net income (loss) per share attributable to common stockholders — diluted, as reported and diluted pro forma (unaudited) because their impact was anti-dilutive.

Comprehensive Income

        The Company does not have any items of other comprehensive income; therefore, net income is equal to comprehensive income for all periods presented.

Reclassifications

        Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of Statement 151 are effective for fiscal years beginning after June 15, 2005. The Company adopted Statement 151 as of January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. Statement 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted Statement 154 on January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period ("FSP 13-1"). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. The Company adopted FSP 13-1 on January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Income Tax Uncertainties ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently in the process of determining the impact, if any, of adopting the provisions of FIN 48 on its financial position and results of operations. The Company will adopt FIN 48 during its fiscal year ending December 30, 2007.

3. Recapitalization Transaction and Certain Charges

        Effective June 10, 2004, the Sponsors and Company management (together, representing the "Control Group") announced the completion of the June 2004 Recapitalization of MD Beauty. As a result of the recapitalization, the Control Group acquired a majority controlling share in MD Beauty. Certain of MD Beauty's stockholders prior to the June 2004 Recapitalization, including affiliates of JHP and others (the "Rollover Stockholders"), retained a 20.5% interest in Bare Escentuals' outstanding capital stock. In connection with the transaction, MD Beauty refinanced all of its outstanding debt. The following table summarizes the approximate sources and uses of cash in connection with the June 2004 Recapitalization as if all amounts were funded as of the date of the recapitalization (in thousands):

Sources		Uses
Proceeds from Senior Term Loans	$73,000	Payments for repurchase of outstanding equity and fully vested warrants	$156,494
Proceeds from Subordinated Notes Payable	27,000	Payments for purchase of fully vested options, excluding rollover options	13,126
Proceeds from sale of common stock	87,506	Repayment of existing debt	247
		Payment of closing fees and expenses	13,959
		Management bonus	711
		Excess cash	2,969

Total sources	$187,506	Total uses	$187,506

        MD Beauty's outstanding shares of capital stock and warrants immediately prior to the June 2004 Recapitalization, except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JH MDB Investors L.P. ("JH MDB"), an investment vehicle formed by JHP, in exchange for limited partnership interests, were converted into the right to receive aggregate cash consideration of $156,494,000, or $1.7935 per share. In addition, the Company exchanged one new share of common stock in Bare Escentuals with JH MDB for each rollover share of MD Beauty contributed to it by the Rollover Stockholders. The June 2004 Recapitalization was funded with borrowings of $100,000,000 under new Senior Term Loans and Subordinated Notes Payable, together with $87,506,000 in equity financing.

        All options to purchase MD Beauty's capital stock outstanding immediately prior to the June 2004 Recapitalization became fully vested in accordance with the terms of the Company's 2001 Stock Plan and, other than certain options held by members of management who elected to have such options converted into options to purchase shares of Bare Escentuals common stock

(the "Rollover Options"), were converted into a right to receive cash consideration upon the completion of the June 2004 Recapitalization. Accordingly, the Company paid approximately $13,126,000 in cash to settle the outstanding options that were not rolled over, resulting in a charge to expense during the year ended January 2, 2005. There were no changes to the Rollover Options from their original terms and, therefore, no accounting consequences resulted in connection with the recapitalization.

        In connection with the June 2004 Recapitalization, the Company entered into a credit agreement that provided for an aggregate principal amount of up to $88,000,000 comprising (i) a term loan credit facility (the "Credit Agreement") of up to $73,000,000 and (ii) a revolving credit facility of up to $15,000,000. In addition, the Company entered into a Senior Subordinated Loan Agreement that provided for an aggregate principal amount of $27,000,000 (the "Subordinated Notes Payable"). See Notes 9 and 10 for a full description of the terms and conditions of the Credit Agreement and Subordinated Notes Payable incurred in connection with the June 2004 Recapitalization.

        Closing fees and expenses relating to the June 2004 Recapitalization totaled $13,959,000, including $4,551,000 paid to the Sponsors and their affiliates. Approximately $6,366,000 of the total costs related to the establishment of the new debt facilities and was capitalized as debt issuance costs or as a reduction of debt proceeds and was amortized as interest expense over the term of the respective debt instruments. The remaining transaction-related fees and expenses of $7,593,000 were charged to operations during 2004 in connection with the June 2004 Recapitalization.

        The following is a summary of charges incurred during the year ended January 2, 2005 in connection with the June 2004 Recapitalization (in thousands):

Purchase of fully vested options, excluding Rollover Options	$13,126
Closing fees and expenses	7,593
Management bonus	711

Recapitalization fees and expenses	$21,430

        The Company also incurred noncash charges of approximately $389,000 related to the write-off of previous debt issuance costs included in debt extinguishment costs in the accompanying consolidated statement of operations for the year ended January 2, 2005.

        In connection with the June 2004 Recapitalization, all holders of MD Beauty preferred stock and common stock and all holders of options and warrants to be cashed out in the June 2004 Recapitalization ("Payment Recipients") received the right to share pro rata based on their holdings in proceeds from a contingent tax note (the "Tax Note") established in connection with the Recapitalization. The Tax Note provided for the Company to pay the Payment Recipients the lesser of $5,700,000 or the aggregate amount of certain tax benefits received by MD Beauty as specified in the Tax Note agreement. The Company recorded a short-term liability for the Tax Note and a charge to retained earnings of $5,700,000 as part of the June 2004 Recapitalization. This payment obligation has been recognized as a "deemed dividend" to MD Beauty stockholders immediately prior to the June 2004 Recapitalization transaction. On March 24, 2005, the Company paid $5,700,000 to the Payment Recipients and, of this amount, $4,472,000 related to MD Beauty preferred stockholder interests.

4. Inventories

        Inventories consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Raw materials and components	$3,010	$1,679	$2,851
Finished goods	26,118	32,652	40,878

	$29,128	$34,331	$43,729

5. Property and Equipment, Net

        Property and equipment, net, consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Furniture and equipment	$1,948	$3,477	$3,834
Computers	798	2,389	2,937
Leasehold improvements	3,902	8,496	11,180

	6,648	14,362	17,951
Accumulated depreciation	(3,565)	(4,533)	(4,800)

Property and equipment, net	$3,083	$9,829	$13,151

6. Intangible Assets, Net

        Intangible assets, net, consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Goodwill	$2,852	$2,852	$2,852
Trademarks	3,233	3,233	3,233
Domestic customer base	939	939	939
International distributor base	820	820	820

	7,844	7,844	7,844
Accumulated amortization	(1,759)	(1,759)	(1,759)

Intangible assets, net	$6,085	$6,085	$6,085

        The aggregate amortization expense of $695,000 and $284,000 for the years ended December 31, 2003 and January 2, 2005, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations. As of January 2, 2005, the Company's amortizable intangible assets were fully amortized.

7. Other Assets

        Other assets consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Debt issuance costs, net of accumulated amortization of $510, $26 and $25 at January 2, 2005, January 1, 2006 and July 2, 2006, respectively	$2,617	$597	$2,386
Other assets	102	253	1,133

	$2,719	$850	$3,519

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Interest	$257	$5,876	$1,929
Employee compensation and benefits	2,057	4,334	4,057
Gift certificates and customer liabilities	474	1,920	1,920
Product development costs	—	1,000	—
Sales taxes and local business taxes	321	936	926
Deferred revenue	915	361	40
Payable to former employee for repurchase of stock	419	—	—
Other	1,356	1,916	2,492

	$5,799	$16,343	$11,364

9. Revolving Lines of Credit

        At December 31, 2003, the Company had outstanding borrowings of $7,378,000 under a revolving credit facility with a bank. In connection with the June 2004 Recapitalization (Note 3), all outstanding borrowings were repaid and this facility was terminated.

        On June 10, 2004, the Company entered into a new revolving credit facility for borrowings up to $15,000,000. On February 18, 2005, this revolving credit facility was terminated in conjunction with the February 2005 Recapitalization (Note 10).

        In conjunction with the February 2005 Recapitalization, the Company established a new revolving credit facility of up to $15,000,000 (the "Revolver"), the proceeds of which were to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries. This new revolving credit facility has a term of six years expiring on February 18, 2011. Amounts available under the Revolver are based on eligible collateral that includes certain accounts receivable and inventory and may be used for working capital and capital expenditure needs, as well as the issuance of documentary and standby letters of credit. Borrowings under the Revolver bear interest at a rate equal to, at the Company's option, either a margin over LIBOR or the lenders' base rate, plus an applicable margin based on a grid in which the pricing depends on the Company's consolidated total leverage ratio (3.0% plus LIBOR or 2.0% plus lenders' base rate; actual rate of 7.25% at January 1, 2006 and 10% at July 2, 2006). At January 1, 2006, the entire $15,000,000 was available and there were no outstanding borrowings. The Company is required to pay commitment fees of 0.5% per annum on any unused portions of the facility.

        In connection with the June 2006 Recapitalization, the Company increased its revolving credit facility up to $25,000,000 (the "Revolver"), the proceeds of which are to be used to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries. At July 2, 2006, the entire $25,000,000 was available and there were no outstanding borrowings. The Company is required to pay commitment fees of 0.5% per annum on any unused portions of the facility.

        All borrowings under the Revolver and the First and Second Lien Term Loans (Note 10) are secured by substantially all of the Company's assets, including, but not limited to, all accounts receivable, inventory, property and equipment, and intangibles. The terms of the senior secured credit facilities require the Company to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios and limitations, entering into interest rate swap or similar agreements with respect to 40% of the principal amounts outstanding under the Company's senior secured credit facilities as of October 2, 2007, and limiting capital expenditures. Some of the financial covenants become more restrictive over the term of the secured credit facility. The secured credit facility also contains nonfinancial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures, and engage in specified transactions with affiliates.

10. Long-Term Debt

        Long-term debt consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
First Lien Credit Loans	$—	$243,833	$354,759
Second Lien Credit Loans	—	146,000	234,000
Senior Term Loans	65,550	—	—
Subordinated Notes Payable	27,000	—	125,000
Discount on long-term debt	(2,927)	—	(1,303)

	89,623	389,833	712,456
Less current portion	(8,625)	(12,667)	(17,963)

Total long-term debt, net of current portion	$80,998	$377,166	$694,493

Senior Term Loans

        On June 10, 2004, in connection with the June 2004 Recapitalization, the Company entered into a credit agreement (the "Credit Agreement") that provided for an aggregate principal amount of up to $88,000,000 comprising (i) a term loan credit facility of up to $73,000,000 and (ii) a revolving credit facility of up to $15,000,000 (Note 9). The term loan facility comprised two main tranches: a Tranche A Term Loan of $49,000,000, with a term of five years expiring on June 10, 2009, and a Tranche B Term Loan of $24,000,000, with a term of six years expiring on June 10, 2010 (the "Senior Term Loans").

        In connection with the First Amendment to the Credit Agreement (the "First Amendment") dated September 10, 2004, the Tranche A and Tranche B Term Loans were consolidated into a new class of Tranche A1 Term Loans having an aggregate principal amount of $69,000,000, which amount was equal to the then-outstanding principal amount of the Senior Term Loans. The First Amendment modified certain terms related to calculation of Consolidated Excess Cash Flow for purposes of determining prepayments and/or reductions required under the Credit Agreement, and postponed the date on which the Company had to comply with certain hedging requirements. The new class of Tranche A1 Term Loans otherwise had identical terms with and the same rights and obligations under the Credit Agreement and the related loan documents as the original Tranche A Term Loans. The First Amendment did not represent a significant modification as defined in EITF 96-19.

        The Senior Terms Loans were retired and replaced with the First and Second Lien Credit Agreements on February 18, 2005 in connection with the February 2005 Recapitalization, described below.

Subordinated Notes Payable

        On June 10, 2004, in connection with the June 2004 Recapitalization, the Company issued Senior Subordinated Notes in aggregate principal amount of $27,000,000 (the "June 2004 Subordinated Notes"). The June 2004 Subordinated Notes were unsecured and subordinated in priority of payment to the Senior Term Loans.

        The June 2004 Subordinated Notes were retired and replaced with the First and Second Lien Credit Agreement on February 18, 2005 in connection with the February 2005 Recapitalization, described below.

        On February 18, 2005, the Company entered into a Note Purchase Agreement pursuant to which the lender named therein agreed to purchase $15,000,000 of 15.0% Senior Subordinated Notes due February 18, 2014 (the "February 2005 Subordinated Notes") which were used together with the proceeds of the First Lien Term Loans and the Second Lien Terms Loans to fund the February 2005 Recapitalization Financing Requirements. The February 2005 Subordinated Notes were repaid in full in July 2005.

        On June 7, 2006, in connection with the June 2006 Recapitalization, the Company entered into a Note Purchase Agreement pursuant to which the lenders named therein agreed to purchase $125,000,000 of 15.0% Senior Subordinated Notes due June 7, 2014 (the "June 2006 Subordinated Notes"). The June 2006 Subordinated Notes are unsecured and subordinated in priority of payment to the Company's obligations under the First and Second Lien Credit Agreements.

First and Second Lien Credit Loans

        On February 18, 2005, the Company entered into a new credit agreement (the "First Lien Credit Agreement") pursuant to which the lenders named therein agreed to extend certain credit facilities to the Company in an aggregate principal amount of up to $170,000,000 comprising (i) first lien term loans of $155,000,000 (the "First Lien Term Loans"), the proceeds of which were used together with the proceeds of the Second Lien Term Loans (defined below) and the February 2005 Subordinated Notes to refinance all debt then outstanding, including the Tranche A1 Term Loan and the Subordinated Notes Payable (the "2005 Refinancing"), to pay a dividend to holders of Bare Escentuals common stock in the aggregate amount of $122,431,000 (the "February 2005 Dividend," and together with the Refinancing, the "February 2005 Recapitalization") and to pay transaction costs in connection with the February 2005 Recapitalization (the "February 2005 Recapitalization Financing Requirements") and (ii) a revolving credit facility of up to $15,000,000, the proceeds of which are to be used to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries.

        On February 18, 2005, the Company also entered into a Term Loan Agreement (the "Second Lien Credit Agreement") pursuant to which the lenders named therein agreed to extend second lien term loans to the Company in an aggregate principal amount of $54,500,000 (the "Second Lien Term Loans"), the proceeds of which were used together with the proceeds of the First Lien Term Loans and the February 2005 Subordinated Notes for the February 2005 Recapitalization Financing Requirements.

        On October 7, 2005, the Company agreed with the lenders under the senior secured credit facilities to restructure the then-existing credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $187,500,000, comprised of additional First Lien Term Loans of $96,000,000 and additional Second Lien Term Loans of $91,500,000, the proceeds of which were used together to pay a dividend to holders of Bare Escentuals common stock in the aggregate amount of $183,473,000 (the "October 2005 Dividend," and together with the add-on credit facilities, the "October 2005 Recapitalization") and to pay transaction costs in connection with the October 2005 Recapitalization (the "October 2005 Recapitalization Financing Requirements").

        On June 7, 2006, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $331,583,000, comprised of additional First Lien Term Loans of $118,583,000 and additional Second Lien Term Loans of $88,000,000, the proceeds of which were used together with the June 2006 Subordinated Notes of $125,000,000, to pay a dividend to holders of the Company's common stock in the aggregate amount of $340,427,000 (the "June 2006 Dividend," and together with the additional credit facilities, the "June 2006 Recapitalization") and to pay transaction costs in connection with the June 2006 Recapitalization (collectively, the "June 2006 Recapitalization Financing Requirements"). The maturity dates of the First Lien Term Loans and Second Lien Term Loans were not adjusted.

        The First Lien Term Loans have a term of seven years expiring on February 18, 2012, the Second Lien Term Loans have a term of eight years expiring on February 18, 2013 and the Senior Subordinated Loans have a term of eight years expiring on June 7, 2014. The First Lien Term Loans bear interest at a rate equal to, at the Company's option, either LIBOR or the lenders' base rate, plus an applicable margin varying based on the Company's consolidated total leverage ratio.

Borrowings on the Second Lien Term Loans generally bear interest at a rate equal to, at the Company's option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of January 1, 2006 and July 2, 2006, the interest rates on the First Lien Term Loans were accruing at 7.25% and 10% and the Second Lien Term Loans were accruing at 11.25% and 12.43%, respectively.

        The Company accounted for the modifications of its debt in connection with the February 2005, October 2005, and the June 2006 Recapitalizations as nontroubled debt transactions in accordance with EITF 96-19. Pursuant to EITF 96-19, the Company is required to account for these modifications as debt extinguishments if it is determined that the terms changed substantially. An indication of the existence of substantially different terms is whether the cash flows have changed by more than 10%. In calculating the present value of cash flows, the Company determined that the cash flows changed by more than 10%. Since the terms of the old and new notes were determined to be substantially different, the new debt instruments were recorded at fair value.

        In February 2005, in connection with the Company's refinancing of its Senior Term Loans and June 2004 Subordinated Notes, the Company paid a prepayment penalty of $2,700,000, wrote off the remaining unamortized discount and debt issuance costs of $5,463,000 relating to the early extinguishment of the Company's previously outstanding debt, and expensed as debt extinguishment costs $2,395,000 of fees paid directly to the lender related to the new debt in accordance with the provisions of EITF 96-19, resulting in a charge of $10,558,000 in connection with this debt extinguishment. Additionally, the Company capitalized $3,135,000 of third-party costs related to the new credit agreements.

        In October 2005, in connection with the Company's amendment of its credit facilities, the Company wrote off the remaining unamortized debt issuance costs of $2,812,000 and expensed as debt extinguishment costs $3,165,000 of fees paid directly to the lender, as the amendment was determined to cause the credit facilities to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $937,000 of third-party costs related to the new credit agreements, including $314,000, which was capitalized in fiscal 2006 upon finalization of cost estimates.

        In June 2006, in connection with the Company's amendment of its credit facilities, the Company wrote off the remaining unamortized debt issuance costs of $867,000 and expensed as debt extinguishment costs $2,524,000 of fees paid directly to the existing lenders, as the amendment was determined to cause the credit facilities to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $2,411,000 of third-party costs related to the new credit agreements and capitalized $1,315,000 of costs related to new lenders as a debt discount.

        All borrowings under the Revolver (Note 9) and the First Lien Term Loans and Second Lien Term Loans are secured by substantially all of the Company's assets, including, but not limited to, all accounts receivable, inventory, property and equipment, and intangibles. The terms of the Company's senior secured credit facilities require it to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios and limitations, entering into interest rate swap or similar agreements with respect to 40% of the principal amounts outstanding under senior secured credit facilities as of October 2, 2007, and limiting capital expenditures. The Company has not entered into any hedging activities as of January 1, 2006 and July 2, 2006. Some of the financial covenants become more restrictive over the term of the secured credit facilities. The secured credit facilities also contain nonfinancial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates.

Scheduled Maturities of Long-Term Debt

        At January 1, 2006, future scheduled principal payments on long-term debt were as follows (in thousands):

Year ending:
December 31, 2006	$12,667
December 30, 2007	12,667
December 28, 2008	12,667
January 3, 2010	12,667
January 2, 2011 and thereafter	339,165

$389,833

        At July 2, 2006, future scheduled principal payments on long-term debt were as follows (in thousands):

Year ending:
Remainder of the year ended December 31, 2006	$8,981
December 30, 2007	17,962
December 28, 2008	17,962
January 3, 2010	17,962
January 2, 2011 and thereafter	650,892

$713,759

11. Commitments and Contingencies

Lease Commitments

        The Company leases retail boutiques, a warehouse, its corporate offices, and certain equipment under noncancelable operating leases with various expiration dates through January 2017. Additionally, in connection with the Company's restructuring (Note 19), the Company sublet part of the facilities it exited. The future minimum annual payments and anticipated sublease income under such leases in effect at January 1, 2006, were as follows (in thousands):

	Minimum Rental Payments	Sublease Rental Income	Net Minimum Lease Payments
Year ending:
December 31, 2006	$3,975	$124	$3,851
December 30, 2007	3,593	36	3,557
December 28, 2008	3,366	—	3,366
January 3, 2010	3,279	—	3,279
January 2, 2011	2,983	—	2,983
Thereafter	12,671	—	12,671

	$29,867	$160	$29,707

        Many of the Company's retail boutique leases require additional contingent rents when certain sales volumes are reached. Total rent expense was $2,843,000, $3,705,000, $5,449,000, $2,502,000 and $3,694,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, respectively, which included $234,000, $444,000, $990,000, $521,000 and $723,000 of contingent rentals, respectively. Several leases entered into by the Company include options that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inceptions.

        As of January 1, 2006, under the terms of its corporate office lease, the Company issued an irrevocable standby letter of credit of $275,000 to the lessor for the term of the lease. In May 2006, the Company increased its irrevocable standby letter of credit to $387,000.

Royalty Agreements

        The Company is a party to a license agreement (the "License") for use of certain patents associated with some of the skin care products sold by the Company. The License requires that the Company pay a quarterly royalty of 4% of the net sales of certain skin care products for an indefinite period of time. The License also requires minimum annual royalty payments from the Company. The minimum royalty amount was $500,000 for 2005; the minimum will increase to $600,000 for 2006 and remain at $600,000 for 2007 and thereafter. The Company can terminate the agreement at any time with six months written notice. The Company's royalty expense under the License for the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, was $494,000, $401,000, $501,000, $250,000 and $300,000, respectively.

        In the year ended January 1, 2006, the Company entered into an agreement to obtain a worldwide exclusive right to license, develop, commercialize, and distribute certain licensed ingredients to be used in products to be sold by the Company. This agreement requires the Company to make payments upon achievement of certain product milestones. In addition, this agreement requires the Company to pay a royalty of 3.5% of the net sales upon successful launch of the first product, subject to certain minimum annual royalty amounts. As of January 1, 2006, the minimum payment due under the agreement was $0, but could increase significantly upon achievement of future milestones if the product is determined to be commercially viable and can be successfully launched. Commercial viability was not achieved for any products under the agreement in the year ended January 1, 2006. The Company's expense under this agreement was $1,750,000, $563,000 and $192,000 for the year ended January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, respectively.

Contingencies

        The Company is involved in various legal and administrative proceedings and claims arising in the ordinary course of its business. The ultimate resolution of such claims would not, in the opinion of management, have a material effect on the Company's financial position or results of operation.

12. Related-Party Transactions

        On June 10, 2004, the Company entered into a Management Agreement ("Berkshire Agreement") with Berkshire. Under the Berkshire Agreement, the Company engaged Berkshire to provide management advisory services in connection with the general business operations of the Company. In compensation for such services, the Company agreed to pay a management fee in an amount of $300,000 per annum for the term of the agreement. The Berkshire Agreement expires June 10, 2009. Total management fees plus expenses recognized under the Berkshire Agreement were $167,000, $427,000, $183,000 and $181,000 for the years ended January 2, 2005 and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations. In connection with the June 2004 Recapitalization, the Company paid to Berkshire and its affiliates approximately $2,191,000 relating to transactional fees and expenses.

        On June 10, 2004, the Company also entered into a Management Agreement ("JHP Agreement") with JHP. Under the JHP Agreement, the Company engaged JHP to provide management advisory services in connection with the general business operations of the Company. In compensation for such services, the Company agreed to pay a management fee in an amount of $300,000 per annum for the term of the JHP Agreement. The JHP Agreement expires June 10, 2009. Total management fees plus expenses recognized under this Agreement were $150,000, $362,000, $155,000 and $207,000 for the years ended January 2, 2005 and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        In connection with the June 2004 Recapitalization, the Company paid to JHP and its affiliates approximately $2,360,000 relating to transactional fees and expenses.

        In connection with the February 2005 Recapitalization, the Company paid to Berkshire and JHP approximately $2,395,000 relating to transactional fees and expenses.

        In connection with the October 2005 Recapitalization, the Company issued 54,732 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $6.48 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from an independent valuation firm. This amount was capitalized as debt issuance costs.

        In connection with the June 2006 Recapitalization, the Company issued 102,022 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $10.43 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from an independent valuation firm. This amount was capitalized as debt issuance costs.

        The holders of the Senior Term Loans and the Subordinated Notes Payable issued in connection with the June 2004 Recapitalization are also stockholders of the Company. Fees paid to these lenders in connection with the June 2004 Recapitalization totaled $3,240,000 and were reflected as a discount of the related debt. In connection with the February 2005 Recapitalization, the Company paid a prepayment penalty of $2,700,000 that was reflected as debt extinguishment costs in the year ended January 1, 2006.

        The holders of the Senior Term Loans issued in connection with the February 2005 and October 2005 Recapitalizations are also stockholders of the Company. Fees paid to these lenders in connection with the February 2005 and October 2005 Recapitalizations totaled $2,395,000 and $3,165,000, respectively, and were reflected as debt extinguishment costs in the year ended January 1, 2006.

        The holders of the Senior Term Loans issued in connection with June 2006 Recapitalization are also stockholders of the Company. Fees paid to these lenders in connection with the June 2006 Recapitalization totaled $2,524,000 and were reflected as debt extinguishment costs in the six-month period ended July 2, 2006.

        FH Capital Partners LLC is 50%-owned by an affiliate of the Company's former chairman, a major stockholder. In December 2001 and May 2002, the Company entered into agreements with FH Capital Partners LLC to rent certain computer hardware, software, and licenses under operating lease agreements. Rental expense of $262,000 $243,000, $33,000, $15,000 and $12,500 was recognized relating to these arrangements during the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, respectively, and has been recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        FH Capital Partners LLC also loaned funds to the Company to purchase Cellabrasion equipment that was rented to customers under month-to-month arrangements. Outstanding borrowings on this loan were repaid in full in May 2004. Interest expense relating to this loan was $48,000 and $5,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        The Company paid monthly consulting fees to a firm associated with the Company's former chairman and another firm associated with a Company director (ended in September 2003). Under these consulting arrangements, these firms provided strategic and financial advisory services. The agreements were terminated in June 2004 and September 2003, respectively. Total consulting expense under these arrangements was $503,000 and $90,000 for the years ended December 31, 2003 and January 2, 2005, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        At December 31, 2003, the Company had outstanding a series of notes receivable totaling $1,450,000 to an entity associated with the Company's former chairman. Interest income relating to these notes was $29,000 for the year ended December 31, 2003. The entire note balances and all accrued interest were fully repaid in January 2004.

13. Income Taxes

        The provision for income taxes consisted of the following (in thousands):

	Year ended
	December 31, 2003	January 2, 2005	January 1, 2006
Current:
Federal	$6,528	$6,286	$16,950
State	1,027	989	3,473

	7,555	7,275	20,423
Deferred:
Federal	516	(162)	(3,975)
State	81	(25)	(815)

	597	(187)	(4,790)

Provision for income taxes	$8,152	$7,088	$15,633

        A tax benefit of $434,000 relating to cashless exercise of a warrant in conjunction with a consignment sales agreement (Note 14) and $1,027,000 related to the exercise of nonqualified stock options and the disqualifying disposition of shares was credited to additional paid-in capital and decreased the amount of taxes payable during the years ended December 31, 2003 and January 1, 2006, respectively.

        The difference between the Company's effective income tax rate and the United States federal income tax rate is summarized as follows:

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Statutory federal rate	34.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.6	7.7	4.4	4.4	5.6
Meals and entertainment	0.1	0.3	0.2	0.2	0.1
Nondeductible fees and expenses in connection with the June 2004 Recapitalization	—	20.9	—	—	—
Other	1.1	—	—	—	1.2

Effective tax rate	40.8%	63.9%	39.6%	39.6%	41.9%

        Significant components of deferred tax assets and liabilities consisted of the following (in thousands):

	January 2, 2005	January 1, 2006
Inventory	$1,427	$2,969
Basis difference in fixed assets	83	75
Accruals and allowances	351	1,694
Deferred rent	164	450
Loan costs and intangible assets	76	1,250
Stock-based compensation	—	283
Other	—	193

Total deferred tax assets	2,101	6,914
Trademarks and other intangible assets	(1,195)	(1,262)
Deferred income	(1,149)	(658)
Prepaid expenses	(492)	(939)

Total deferred tax liabilities	(2,836)	(2,859)

Net deferred tax (liabilities) assets	$(735)	$4,055

        The deferred tax assets and liabilities presented above are classified in the accompanying consolidated balance sheets as follows (in thousands):

	January 2, 2005	January 1, 2006
Net current deferred tax assets	$754	$3,050
Net noncurrent deferred tax assets	—	1,005
Net noncurrent deferred tax liabilities	(1,489)	—

Net deferred tax (liabilities) assets	$(735)	$4,055

14. Stockholders' Equity

Stockholder Notes Receivable

        In July 2000, the Company loaned an officer of the Company $120,000 to exercise stock options. These notes receivable were full recourse loans and were secured by 5,292,000 shares of MD Beauty preferred stock. In March 2004, the notes and accrued interest were repaid in full.

Series A Convertible Preferred Stock

        All MD Beauty Series A convertible preferred stock ("Series A") outstanding immediately prior to the June 2004 Recapitalization (Note 3), except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JHP in exchange for limited partnership interests, were repurchased by the Company in the June 2004 Recapitalization and have been canceled.

        Prior to the June 2004 Recapitalization, each share of Series A was convertible at the option of the holder into one share of common stock. Dividends could be declared at a rate of 8% per annum at the discretion of the board of directors and were noncumulative. The shares of Series A were entitled to a liquidation preference equal to their original issue price of $0.25 per share, plus all declared and unpaid dividends. Each holder of shares of Series A was entitled to such number of votes equal to the whole number of shares of common stock into which such holder's aggregate number of shares of Series A were convertible. For so long as at least 3,750,000 shares of Series A remained outstanding, the vote or written consent of the holders of at least a majority of the outstanding Series A was necessary to validate certain actions, including, but not limited to, amendments of the Company's bylaws, which altered the power or rights of the Series A.

Common Stock

        Pursuant to the June 2004 Recapitalization, effective June 10, 2004, the Company issued 48,791,362 shares of newly authorized common stock for cash consideration of $87,506,000 or $1.7935 per share. In addition, the Company issued 12,588,376 shares of common stock to JHP in exchange for each rollover share of MD Beauty contributed to it by the Rollover Stockholders. All MD Beauty common stock outstanding immediately prior to the June 2004 Recapitalization, except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JHP in exchange for limited partnership interests, was repurchased by the Company in the June 2004 Recapitalization and has been canceled.

        At January 1, 2006 and July 2, 2006, the Company had authorized and outstanding 90,000,000 shares of common stock, and had outstanding 69,108,744 and 71,028,093 shares of common stock, respectively. At January 1, 2006 and July 2, 2006, 24,568 and 216,567 shares of common stock, respectively, were subject to repurchase by the Company pursuant to the Company's Stockholders Agreement dated June 10, 2004, as amended to date. All holders of the Company's common stock and options to purchase shares of common stock are parties to the Stockholders Agreement. The Stockholders Agreement addresses various corporate governance matters, including composition of the board of directors and supermajority votes required before the Company may take certain enumerated actions.

        The Stockholders Agreement provides for a board of up to nine members, two of whom are to be nominated by stockholders affiliated with Berkshire, two of whom are to be nominated by stockholders affiliated with JHP, one of whom will be nominated by the management stockholders, and the balance of whom will be outside directors nominated by the other five directors. The Stockholders Agreement obligates the Company's stockholders to vote their shares in favor of the nominees selected in this manner.

        The supermajority vote requirements in the Stockholders Agreement specify that the Company may not amend or repeal its certificate of incorporation or bylaws, amend or modify the Stockholders Agreement, increase the number of members of the board, enter into or materially modify any transaction or arrangement with any affiliate of JHP or Berkshire or give effect to any other matter required to be submitted to the stockholders of the Company for approval without the approval of a majority of the JHP stockholders and a majority of the Berkshire stockholders.

        In December 2004, two of the Company's directors purchased a total of 334,548 fully vested shares of common stock at $1.79, representing a discount to the deemed fair value of $2.49 of the

Company's common stock at that date based on a valuation obtained in February 2005 from an independent valuation firm. In connection with these share purchases, the Company recorded stock-based compensation expense of $232,000, representing the difference between the purchase price and the estimated fair value of the Company's common stock at the time of purchase.

        In connection with the October 2005 Recapitalization, the Company issued 54,732 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $6.48 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from an independent valuation firm. This amount was capitalized as debt issuance costs.

        In June 2006, one of the Company's directors purchased 35,601 fully vested shares of common stock at $8.43, representing a discount to the deemed fair value of $13.43 of the Company's common stock at that date based on a contemporaneous valuation obtained from an independent valuation firm. In connection with this share purchase, the Company recorded stock-based compensation expense of $178,000 during the six-month period ended July 2, 2006.

        In connection with the June 2006 Recapitalization, the Company issued 102,022 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $10.43 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from an independent valuation firm. This amount was capitalized as debt issuance costs.

Common Stock Reserved for Future Issuance

        The Company has reserved the following shares of common stock for issuance in connection with the following:

	January 1, 2006	July 2, 2006
		(Unaudited)
Stock options outstanding	6,441,440	6,081,742
Stock options available for grant	4,393,983	3,073,977

	10,835,423	9,155,719

Warrants

        At January 1, 2006 and July 2, 2006, there were no outstanding warrants to purchase shares of the Company's stock.

        On April 23, 2003, the Company extended the expiration term of certain previously issued fully vested warrants for the purchase of 1,837,500 shares of Series A at $0.09 per share and 1,837,500 shares of Series A at $0.11 per share. The life of each warrant was extended by five years. The warrants were held by an affiliate of a significant stockholder and the Company's former Chairman. This modification resulted in a new measurement date, and as such, the Company recorded a noncash charge for the estimated fair value of the warrants of $610,000, included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2003. The warrants were exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2001, the Company issued warrants to purchase 7,575,000 shares of common stock to certain stockholders in connection with a subordinated loan agreement. The warrants had exercise prices of $0.01 per share, were exercisable immediately, and expired on November 28, 2008. The fair value of the warrants of $238,000 was recorded as a discount to the debt and was amortized to interest expense over the term of the loan. The subordinated loan was repaid in full during the year ended January 2, 2005, and the remaining unamortized discount of $151,000 was recognized as a debt extinguishment charge in the year ended January 2, 2005. The warrants were exercised by the holders in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2001, the Company issued warrants to purchase 3,012,097 shares of Series A in association with a round of equity financing. The warrants had an exercise price of $0.21 per share, were exercisable immediately, and expired on October 30, 2006. The fair value of the warrants at the grant date was estimated at $294,000. The warrants were exercised in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2000, the Company issued a warrant to purchase 1,657,716 shares of common stock to a stockholder as part of a subordinated debt agreement. The warrants were exercisable at $0.19 per share and expired May 10, 2005. The fair value of the warrants at the grant date was estimated at $1,000. The warrant was exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 1999, the Company issued to a customer a warrant to purchase up to 3,675,000 shares of Series A at $0.13 per share in connection with entering into a consignment sales agreement ("Consignment Sales Agreement"). The warrant was exercised by the holder in December 2003, as provided within the terms of the warrant agreement. Upon a net exercise in 2003, the warrant holder received 2,583,984 shares of Series A. In May 2004, upon resolution of the estimated fair value of shares of Series A with this customer, the Company issued the customer an additional 832,405 shares of Series A in full satisfaction of this warrant agreement. Under the terms of the Consignment Sales Agreement, the Company was required to issue additional warrants based on achievement of certain annual sales targets. Upon the attainment of the sales targets, during the years ended December 31, 2000 and December 31, 2001, the Company issued warrants to purchase an aggregate of 3,622,500 shares of Series A at $0.33 per share, with an estimated fair value of $67,000 at the date of issuance. The warrants expired at various dates from May 31, 2005 though November 30, 2006, or until certain equity events, including an initial public offering, more than 50% ownership change, or dissolution of the Company, occurred. In June 2004, the Company modified the terms of these warrants by reducing the exercise price from $0.33 per share to $0.25 per share, for no additional consideration. As a result of this modification, the Company recorded a charge of $5,560,000, representing the difference between the estimated fair value of the warrants at the date of modification and the fair value of the warrants at the original measurement dates. The charge has been reflected as a reduction in net sales in the accompanying consolidated statement of operations. The fair value of the warrants at the June 2004 modification date was estimated at $5,627,000, calculated using the Black-Scholes option pricing model, an estimated Series A fair value of $1.79, a discount rate of 3.50%, a 0% dividend rate, a 58% volatility rate, and the remaining contractual term of the modified warrants. The warrants were exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

15. Stock-Based Employee Compensation Plans

2001 Stock Option Plan

        Under the Company's 2001 Stock Option Plan (the "2001 Plan"), the Company was able to grant options to purchase shares of common stock to consultants, employees, directors, and other associates at prices not less than 85% of the fair market value at date of grant. Options granted during fiscal 2003 were issued at the fair market value of the Company's common stock at the date of grant, as determined by the the Board of Directors. The 2001 Plan provided for grants of both incentive stock options and non-qualified stock options. These options generally expire 10 years from the date of grant and may be immediately exercisable. Options generally vest one-third on the first anniversary of the grant and ratably over 24 months after that, based on the term of the option grant. Additionally, the 2001 Plan provided for acceleration of vesting of all options immediately prior to a change in control of the Company, as defined. In conjunction with the June 2004 Recapitalization, as of June 10, 2004, all options outstanding under the 2001 Plan became immediately vested and no additional options were permitted to be granted under the 2001 Plan.

        A summary of activity under the 2001 Plan is set forth below:

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2002	3,159,000	12,241,725	$0.04
Granted	(2,220,000)	2,220,000	0.04
Exercised	—	(112,500)	0.04
Canceled	75,000	(75,000)	0.01

Balance at December 31, 2003	1,014,000	14,274,225	0.03
Granted	—	—	—
Exercised	—	(8,015,745)	0.03
Canceled	7,500	(7,500)	0.01
Cancellation of remaining options available for grant	(1,021,500)	—	—

Balance at January 2, 2005	—	6,250,980	0.04
Exercised	—	(6,250,980)	0.04

Balance at January 1, 2006	—	—	$—

2004 Equity Incentive Plan

        On June 10, 2004, the board of directors adopted the 2004 Equity Incentive Plan (the "2004 Plan"). The Company reserved a total of 11,564,718 shares for new grants under the 2004 Plan. The 2004 Plan provides for the issuance of non-qualified stock options for common stock to employees, directors, consultants, and other associates. The 2004 Plan is intended to replace and supersede the Company's 2001 Plan in conjunction with the June 2004 Recapitalization. No additional options were permitted to be granted under the 2001 Plan. The options generally vest at a rate of 20% per year from the date of grant and have a maximum term of ten years. To date, the Company has granted both traditional time-vesting stock options and performance vesting stock options. The estimated per share fair value of the Company's common stock at the date of grant was determined by the Board of Directors based on contemporaneous valuations from an independent valuation firm obtained in February 2005, October 2005, January 2006, April 2006 and June 2006.

        A summary of activity under the 2004 Plan is set forth below. All exercise prices have been adjusted to reflect the impact of the exercise price modifications in connection with the February 2005, October 2005 and June 2006 Recapitalizations, described below.

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at June 10, 2004 (inception)	11,564,718	—	$—
Granted	(6,847,402)	6,847,402	0.67

Balance at January 2, 2005	4,717,316	6,847,402	0.67
Granted	(1,856,063)	1,856,063	2.30
Exercised	—	(729,295)	1.02
Canceled	1,532,730	(1,532,730)	1.63

Balance at January 1, 2006	4,393,983	6,441,440	0.87
Granted (unaudited)	(1,812,411)	1,812,411	6.37
Exercised (unaudited)	—	(1,679,704)	0.78
Canceled (unaudited)	492,405	(492,405)	2.62

Balance at July 2, 2006 (unaudited)	3,073,977	6,081,742	$2.40

        At January 1, 2006, total outstanding options vested under the 2004 Plan were 301,875 at a weighted-average exercise price of $0.74. At January 2, 2005 and July 2, 2006, there were no outstanding options vested under the 2004 Plan.

        The total cash received from employees as a result of employee stock option exercises under all plans for the year ended January 1, 2006 was $992,000. In connection with these exercises, the tax benefits realized by the Company for the year ended January 1, 2006 were $1,193,000. The total intrinsic value of options exercised was $18,079,000.

        On February 17, 2005, all outstanding Rollover Options were exercised, resulting in the issuance of 6,250,980 shares of common stock. The Company's board of directors declared a cash dividend of $1.79 per common share on February 17, 2005 and paid it to stockholders of record on February 18, 2005. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the February 2005 Recapitalization. The Company engaged an independent valuation firm to perform a contemporaneous valuation of the Company's common stock immediately before and after the February 2005 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $2.45 to $1.37 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $1,304,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        On October 7, 2005, all exercisable options were exercised, resulting in the issuance of 704,727 shares of common stock. The Company's board of directors declared a cash dividend of $2.66 per common share on October 5, 2005 and paid it to stockholders of record on October 7, 2005. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the October 2005 Recapitalization. The Company engaged an independent valuation firm to perform a contemporaneous valuation of the Company immediately before and after the October 2005 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $5.23 to $3.61 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $1,450,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        On June 7, 2006, all exercisable options were exercised, resulting in the issuance of 191,381 shares of common stock. On May 30, 2006, Company's board of directors declared a cash dividend of $4.81 per common share to stockholders of record on June 7, 2006, payable on June 7, 2006. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the June 2006 Recapitalization. The Company engaged an independent valuation firm to perform a contemporaneous valuation of the Company immediately before and after the June 2006 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $13.43 to $8.87 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $2,224,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        Under the 2004 Plan, the Company granted traditional time-vesting options as well as performance vesting stock options. The traditional time-vesting stock options represent option grants that are earned at the time of grant but only become exercisable with the passage of time and as long as the employee remains with the Company. The performance vesting stock options represent option grants that are earned only upon attainment of certain pre-established annual operating performance measures and the employee's remaining with the Company for a specified period of time. On May 31, 2006, the Company's board of directors approved the elimination of the performance components of the vesting terms of the performance-vesting options such that the options would effectively become time-vesting options. Because vesting of the performance awards was considered probable before and after the modification, no additional compensation expense resulted from the modification.

        In connection with options granted in 2004, the Company recorded deferred stock-based compensation of $1,112,000, representing the difference between the exercise price and the deemed fair value of the Company's common stock at the date of grant based on a valuation obtained in February 2005 from an independent valuation firm. Amortization of deferred stock-based compensation was $30,000 during the year ended January 2, 2005. The Company ceased amortization of this deferred stock-based compensation on January 3, 2005, upon adoption of Statement 123(R). Pursuant to the 2004 Plan, during the year ended January 1, 2006 and the six-month periods ended July 3, 2005 and July 2, 2006, the Company recognized $1,343,000, $593,000, and $2,289,000, respectively, of stock compensation expense in accordance with Statement 123(R).

        In September 2004, the Company granted a consultant options to purchase 90,000 shares of common stock at $1.79 per share. The fair value of the award of $1.52 per share or $136,000, calculated using the Black-Scholes option valuation model using an estimated fair value per share of common stock of $2.05, a discount rate of 4.53%, a 0% dividend rate, a 58% volatility rate, and the 10-year contractual option term, was recognized as selling, general and administrative expense over the consultant's service period of five months. The Company recorded deferred stock-based compensation related to this grant of $136,000, based on the fair value of the Company's option at the date of grant. Amortization of deferred stock-based compensation related to this grant was $109,000, $27,000, $27,000 and $0 during the years ended January 2, 2005 and January 1, 2006, and the six-month periods ended July 3, 2005 and July 2, 2006, respectively.

        In the year ended January 2, 2005, the Company agreed to repurchase certain outstanding options and shares held by former employees which resulted in a stock-based compensation charge of $448,000.

        Additional information regarding options outstanding as of January 1, 2006 is as follows:

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$0.46 – 0.71	5,587,077	9.03	$0.57		301,875	$0.74	8.93
$2.39 – 3.61	854,363	9.83	2.88		—	—

	6,441,440		$0.87	$41,348,000	301,875	$0.74		$1,978,000

        A summary of the Company's outstanding nonvested options at January 2, 2005 and January 1, 2006, and the changes during the related period, are as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested at January 2, 2005	6,847,402	$1.20
Modification of the exercise price of 4,504,937 and 3,877,534 options in connection with the February and October 2005 Recapitalizations, respectively	—	0.22
Granted	1,856,063	2.41
Vested	(1,031,170)	1.44
Forfeited	(1,532,730)	1.58

Nonvested at January 1, 2006	6,139,565	$1.88

        As of January 1, 2006, pursuant to Statement 123(R), there was $9,023,000 of total unrecognized compensation cost related to nonvested awards not yet recognized. As of January 1, 2006, the cost is expected to be recognized over a weighted-average period of 3.95 years. The total fair value of options vested during the year ended January 1, 2006 was $1,483,000.

16. Long-Term Employee Related Benefits

        In the year ended January 1, 2006, the Company adopted a non-qualified deferred compensation plan for certain executives. As of January 1, 2006 and July 2, 2006, plan liabilities totaled $148,000 and $307,000, respectively, which is associated with funds held in an irrevocable grantor's trust ("Rabbi Trust"). The deferred compensation plan obligations are payable in cash upon retirement, termination of employment, and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan.

        The obligations of the Company under the Rabbi Trust consist of the Company's unsecured contractual commitment to deliver, at a future date, any of the following: (i) deferred compensation credited to an account under the Rabbi Trust, (ii) additional amounts, if any, that the Company may, from time to time, credit to the Rabbi Trust, and (iii) notional earnings on the foregoing amounts. The Rabbi Trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency. The assets of the Rabbi Trust and the Company's liability to the Plan participants are reflected in "Other assets" and "Long-term employee benefits," respectively, on the Company's consolidated balance sheet. The securities that comprise the assets of the Rabbi Trust are designated as trading securities under Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Changes in the fair value of the securities have initially been recorded in "Other Income." Expenses accrued under the plan are included in selling, general and administrative expenses.

17. Defined Contribution Plan

        On January 1, 2006, the Company adopted a defined contribution plan (the "Plan") in the United States pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). All eligible full- and part-time employees of the Company who meet certain age and service requirements may participate in the Plan. Participants may contribute up to the maximum allowable under the Code. The Plan also allows for discretionary contributions by the Company. In the year ended January 1, 2006 and the six-month period ended July 2, 2006, the Company made matching contributions to the 401(k) plan equal to 50% of each participating employee's contribution, up to 6% of the employee's salary. Such discretionary contributions vest ratably over five years, as long at the participant remains employed with the Company. Matching contributions aggregated $4,000 and $86,000 for the year ended January 1, 2006 and the six-month period ended July 2, 2006, recorded as selling, general and administrative expenses in the accompanying statements of operations.

18. Segment and Geographic Information

        Operating segments are defined as components of an enterprise engaging in business activities about where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assessing performance. The Company's Chief Executive Officer has been identified as the CODM as defined by Statement 131, Disclosures about Segments of an Enterprise and Related Information.

        The Company has determined that it operates in two business segments: Retail with sales to end users, and Wholesale with sales to resellers. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations. The Retail segment consists of sales directly to end users through Company-owned boutiques and infomercials. The Wholesale segment consists of sales to resellers, home shopping television, specialty beauty retailers, spas and salons, and international distributors. The following table presents certain financial information for each segment. Operating income is the gross margin of the segment less direct expenses of the segment. Some direct expenses, such as media and advertising spend, do impact the performance of the other segment, but these expenses are recorded in the segment they directly relate to and are not allocated out to each segment. The Corporate column includes unallocated selling, general and administrative expenses, depreciation and amortization, stock-based compensation expenses, restructuring charges and asset impairment charges. Corporate selling, general and administrative expenses include headquarters facilities costs, distribution center costs, product development costs, corporate headcount costs and other corporate costs, including information technology, finance, accounting, legal and human resources costs.

	Retail	Wholesale	Corporate	Total
Year ended December 31, 2003
Sales, net	$47,215	$47,446	$—	$94,661
Cost of goods sold	11,473	19,568	—	31,041

Gross profit	35,742	27,878	—	63,620
Operating expenses:
Selling, general and administrative	26,185	7,273	7,135	40,593
Depreciation and amortization	284	—	866	1,150

Total expenses	26,469	7,273	8,001	41,743

Operating income (loss)	9,273	20,605	(8,001)	21,877
Interest expense				(1,592)
Debt extinguishment costs				(323)
Interest income				36

Income before provision for income taxes				19,998
Provision for income taxes				8,152

Net income				$11,846

	Retail	Wholesale	Corporate	Total
Year ended January 2, 2005
Sales, net	$78,261	$69,100	$(5,560)	$141,801
Cost of goods sold	15,934	23,687	—	39,621

Gross profit	62,327	45,413	(5,560)	102,180
Operating expenses:
Selling, general and administrative	42,007	8,835	10,314	61,156
Depreciation and amortization	352	—	449	801
Stock-based compensation	—	—	819	819
Recapitalization fees and expenses	—	—	21,430	21,430

Total expenses	42,359	8,835	33,012	84,206

Operating income (loss)	19,968	36,578	(38,572)	17,974
Interest expense				(6,348)
Debt extinguishment costs				(540)
Interest income				4

Income before provision for income taxes				11,090
Provision for income taxes				7,088

Net income				$4,002

	Retail	Wholesale	Corporate	Total
Year ended January 1, 2006
Sales, net	$132,496	$126,799	$—	$259,295
Cost of goods sold	30,018	44,493	—	74,511

Gross profit	102,478	82,306	—	184,784
Operating expenses:
Selling, general and administrative	60,566	9,452	33,252	103,270
Depreciation and amortization	450	—	656	1,106
Stock-based compensation	—	—	1,370	1,370
Restructuring charges	—	—	643	643
Asset impairment charge	—	—	1,055	1,055
Recapitalization fees and expenses	—	—	—	—

Total expenses	61,016	9,452	36,976	107,444

Operating income (loss)	41,462	72,854	(36,976)	77,340
Interest expense, net				(21,503)
Debt extinguishment costs				(16,535)
Interest income				221

Income before provision for income taxes				39,523
Provision for income taxes				15,633

Net income				$23,890

	Retail	Wholesale	Corporate	Total
Six months ended July 3, 2005 (unaudited)
Sales, net	$60,930	$51,382	$—	$112,312
Cost of goods sold	13,636	17,554	—	31,190

Gross profit	47,294	33,828	—	81,122
Operating expenses:
Selling, general and administrative	29,399	4,257	11,623	45,279
Depreciation and amortization	223	—	129	352
Stock-based compensation	—	—	620	620

Total expenses	29,622	4,257	12,372	46,251

Operating income (loss)	17,672	29,571	(12,372)	34,871
Interest expense				(8,313)
Debt extinguishment costs				(10,558)
Interest income				10

Income before provision for income taxes				16,010
Provision for income taxes				6,333

Net income				$9,677

	Retail	Wholesale	Corporate	Total
Six months ended July 2, 2006 (unaudited) (restated)
Sales, net	$86,617	$99,483	$—	$186,100
Cost of goods sold	17,742	34,391	—	52,133

Gross profit	68,875	65,092	—	133,967
Operating expenses:
Selling, general and administrative	38,496	4,495	19,865	62,856
Depreciation and amortization	327	—	644	971
Stock-based compensation	—	—	2,467	2,467

Total expenses	38,823	4,495	22,976	66,294

Operating income (loss)	30,052	60,597	(22,976)	67,673
Interest expense				(21,870)
Debt extinguishment costs				(3,391)
Interest income				631

Income before provision for income taxes				43,043
Provision for income taxes				18,035

Net income				$25,008

        The Company's long-lived assets, excluding goodwill, by segment were as follows (in thousands):

	January 2, 2005	January 1, 2006	July 2, 2006
			(Unaudited)
Retail	$2,276	$3,566	$5,927
Wholesale	—	—	—
Corporate	4,142	9,749	10,923

	$6,418	$13,315	$16,850

        Long-lived assets allocated to the retail segment consist of fixed assets and deposits for retail stores. The wholesale segment does not have any long lived assets as the Company does not own fixtures within its wholesale customers. Long-lived assets in the corporate segment consist of fixed assets and deposits related to the Company's corporate offices and distribution center, in addition to intangible assets that were acquired as part of the Bioceutix acquisition. These intangible assets are not allocated internally to either reportable segment and are therefore included in the corporate segment. All of the Company's long-lived assets are located in the United States.

        Goodwill relates to the Bioceutix acquisition and it is not allocated internally to either reportable business segment and is therefore included in the corporate segment. All of the Company's goodwill is located in the United States.

        No individual geographical area outside of the United States accounted for more than 10% of net sales in any of the periods presented. The Company's sales by geographic area were as follows (in thousands):

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
United States	$87,305	$133,076	$244,372	$106,141	$177,719
International	7,356	8,725	14,923	6,171	8,381

Sales, net	$94,661	$141,801	$259,295	$112,312	$186,100

19. Restructuring Costs

        As a result of the Company's growth and a change in strategy to improve its operations, the Company relocated both the corporate and distribution center facilities during the year ended January 1, 2006. Related to these relocations, the Company exited two facilities that had operating lease commitments through 2007. These exit costs were accounted for in accordance with Statement 146, Accounting for Costs Associated with Exit or Disposal Activities.

        Facility costs primarily represent closure and relocation costs of the Company's corporate headquarters and distribution center. Closure costs include payments required under lease contracts after the properties were abandoned, less any applicable estimated sublease income during the period after abandonment. To determine the closure costs, certain estimates were made related to the (1) time period over which the relevant building would remain vacant, (2) sublease terms, and (3) sublease rates, including common area charges. The accrual is an estimate and will be adjusted in the future upon triggering events (such as changes in estimates of time to sublease and actual sublease rates). As of January 1, 2006 and July 2, 2006, the remaining $424,000 and $267,000 accrual, respectively, of lease termination costs, net of estimated sublease income, is expected to be paid on various dates through June 2007.

        The following tables set forth the exit activities through July 2, 2006 (in thousands):

Accrual balance at January 2, 2005	$—
Cost incurred and charged to expense	643
Non-cash charges	(98)
Cash paid	(121)

Accrual balance at January 1, 2006	424
Cost incurred and charged to expense (unaudited)	—
Non-cash charges (unaudited)	—
Cash paid (unaudited)	(157)

Accrual balance at July 2, 2006 (unaudited)	$267

20. Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charged against sales	Charged against expenses	Deductions		Balance at end of period
Year ended December 31, 2003:
Allowance for doubtful accounts and returns recorded in accounts receivable	$646	$2,883	$45	$3,151	(1)	$423
Allowance for returns recorded in accrued liabilities	56	4,205	—	4,192	(2)	69
Year ended January 2, 2005:
Allowance for doubtful accounts and returns recorded in accounts receivable	$423	$2,950	$123	$2,846	(1)	$650
Allowance for returns recorded in accrued liabilities	69	5,303	—	5,018	(2)	354
Year ended January 1, 2006:
Allowance for doubtful accounts and returns recorded in accounts receivable	$650	$7,962	$126	$6,513	(1)	$2,225
Allowance for returns recorded in accrued liabilities	354	11,913	—	10,710	(2)	1,557
Six months ended July 2, 2006 (unaudited):
Allowance for doubtful accounts and returns recorded in accounts receivable	$2,225	$4,771	$32	$4,149	(1)	$2,879
Allowance for returns recorded in accrued liabilities	1,557	6,101	—	6,063	(2)	1,595

(1)
Represents write off of uncollectible accounts and actual returns taken.

(2)
Represents actual returns taken.

21. Subsequent Events

        On September 11, 2006, the Company's First Lien Credit Agreement was amended to permit the issuance of up to $135,000,000 in supplemental term loans under that credit agreement concurrently with or following a public offering and upon satisfaction of a maximum leverage test and other conditions contained in that credit agreement. The proceeds of those supplemental term loans must be applied to repay the Company's existing indebtedness or to pay fees and expenses of certain transactions, including a public offering, as described in that credit agreement. The financial covenants, interest rates and scheduled maturity terms of the Company's existing debt were not changed by the amendment.

        In September 2006, the Company's board of directors and stockholders approved a 1.5-for-one split of its common stock and a change in the par value of its common stock from $0.01 to $0.001, which were effected on September 12, 2006. All common stock, common stock equivalents, options and warrants to purchase common stock, and per share amounts in the consolidated financial statements have been adjusted retroactively to reflect the stock split and change in par value. In addition, the Company's board of directors and stockholders approved an increase in the authorized common stock to 200,000,000 shares.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including             , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

CIBC World Markets

Banc of America Securities LLC

Piper Jaffray

Thomas Weisel Partners LLC

SunTrust Robinson Humphrey

Sanders Morris Harris

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Select Market filing fee.

SEC registration fee	$33,470
NASD filing fee	31,780
Nasdaq Global Select Market filing fee	100,000
Printing and engraving expenses	200,000
Legal fees and expenses	650,000
Accounting fees and expenses	980,000
Blue sky fees and expenses	10,000
Transfer agent fees and expenses	10,000
Miscellaneous	119,750

Total	$2,135,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

        Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.19 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        Since January 1, 2003, we or our predecessor have issued unregistered securities to a limited number of persons as described below.

  (1)
  In December 2003, our predecessor MD Beauty, Inc. issued 2,583,984 shares of Series A convertible preferred stock to QVC, Inc. upon net exercise of a warrant at an exercise price of $0.13 for an aggregate net value of $327,305. The warrant was originally issued in connection with the QVC agreement. In May 2004, our predecessor issued an additional 832,405 shares of Series A convertible preferred stock to QVC, Inc. to settle a dispute regarding the number of shares to be withheld as payment of the exercise price in connection with the net exercise.

  (2)
  In connection with our June 2004 recapitalization, we issued to JH MDB Investors, L.P. 22,303,174 shares of our common stock in exchange for $17.4 million in cash and Series A convertible preferred stock and common stock of our predecessor then held by JH MDB Investors. Also in connection with this recapitalization, we issued 39,076,561 shares of common stock to various private equity funds and accredited investors at a price of $1.79 per share, for an aggregate consideration of approximately $70.1 million (including the sale of 167,274 shares of our common stock at $1.79 per share to our director Lea Anne Ottinger, for an aggregate amount of $300,000). Also in connection with our June 2004 recapitalization, we issued $27.0 million in principal amount of 15% senior subordinated notes due June 2011 to accredited investors. These notes were repaid in connection with our February 2005 recapitalization.

  (3)
  Between January 1, 2003 and June 10, 2004, our predecessor granted options to purchase a total of 2,220,000 shares of its common stock, with a weighted average exercise price of $0.04 per share. During that time, options to purchase 112,500 shares of its common stock were exercised at a weighted average exercise price of $0.04 per share, for an aggregate consideration of $4,500.

  (4)
  Between June 10, 2004 and July 2, 2006, we granted options to purchase a total of 10,515,876 shares of our common stock, with exercise prices ranging from $1.79 to $8.87 per share. During that time, options to purchase 2,408,999 shares of our common stock were exercised, for an aggregate consideration of approximately $2.0 million. As a result of the repricing of the option exercise prices in connection with the February 2005, October 2005 and June 2006 recapitalizations, the range of exercise prices of options outstanding as of July 2, 2006 is $0.46 to $8.87.

  (5)
  In connection with our February 2005 recapitalization, we issued $15.0 million in principal amount of 15.0% senior subordinated notes due February 2014 to accredited investors. These notes were repaid in July 2005.

  (6)
  In connection with our October 2005 recapitalization, we issued 54,732 shares of common stock, which we valued at approximately $0.4 million, to each of Berkshire Partners LLC and JH Partners, LLC, for management advisory services. In connection with our June 2006 recapitalization, we issued 102,022 shares of common stock, which we valued at approximately $1.1 million, to each of Berkshire Partners LLC and JH Partners, LLC, for management advisory services.

  (7)
  In connection with our June 2006 recapitalization, we issued $125.0 million in principal amount of 15.0% senior subordinated notes due June 2014 to accredited investors. We intend to repay these notes with the proceeds of our initial public offering.

  (8)
  In December 2004, we sold 167,274 shares of our common stock at $1.79 per share to our director Glen T. Senk, for an aggregate consideration of $300,000. In December 2004, we also sold 167,274 shares of our common stock at $1.79 per share to Thomas Whiddon, who was serving as one of our directors at the time, for an aggregate consideration of $300,000. In June 2006, we sold 35,601 shares of our common stock at $8.43 per share to our director Karen M. Rose, for an aggregate consideration of $300,000.

        The offers, sales, and issuances of the securities described in paragraphs (1), (2), (5), (6), (7) and (8) and certain of the offers, sales and issuances of securities described in paragraphs (3) and (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (1), (2), (5), (6), (7) and (8) was accredited or sophisticated and had adequate access, through employment, business or other relationships, to information about us.

        Certain of the offers, sales and issuances of the options and common stock described in paragraphs (3) and (4) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or consultants and received the securities under our stock incentive plan. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits.

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation, as amended.
3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.
3.3(1)	Bylaws.
3.4	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.
4.1*	Form of Common Stock Certificate.
4.2(1)	Stockholders Agreement among the Registrant and certain investors set forth therein, dated June 10, 2004.
4.3(1)	First Amendment to the Stockholders Agreement among the Registrant and certain investors set forth therein, dated December 21, 2004.
4.4(1)	Second Amendment to the Stockholders Agreement among the Registrant and certain investors set forth therein, dated June 28, 2006.
5.1*	Opinion of Latham & Watkins LLP.
10.1#	2004 Equity Incentive Plan.
10.2#(1)	First Amendment to 2004 Equity Incentive Plan.
10.3#(1)	Second Amendment to 2004 Equity Incentive Plan.
10.4#(1)	2004 Equity Incentive Plan Form of Time Stock Option Certificate.
10.5#(1)	2004 Equity Incentive Plan Form of Performance Stock Option Certificate.
10.6#	2006 Equity Incentive Award Plan.
10.7#(1)	Deferred Compensation Plan.
10.8#(1)	Employment Agreement with Leslie A. Blodgett, dated May 3, 2004.
10.9#(1)	First Amendment to Employment Agreement with Leslie A. Blodgett, dated August 2, 2005.
10.10#(1)	Second Amendment to Employment Agreement with Leslie A. Blodgett effective as of May 31, 2006.
10.11#(1)	Employment Offer Letter to Diane M. Miles, dated April 3, 2006.
10.12#(1)	Employment Offer Letter to Myles B. McCormick, dated December 8, 2004.
10.13†(1)	Amended and Restated Agreement between Dolphin Acquisition Corp. and QVC, Inc. dated December 31, 1998.
10.14(1)	First Amendment to Amended and Restated Agreement between Dolphin Acquisition Corp., d/b/a Bare Escentuals, and QVC, Inc. dated January 29, 1999.

10.15(1)	Second Amendment to Amended and Restated Agreement between Dolphin Acquisition Corp., d/b/a Bare Escentuals, and QVC, Inc. dated February 9, 1999.
10.16†(1)	License and Supply Agreement between Registrant and BioKool LLC dated September 12, 2005.
10.17†(1)	First Addendum to License and Supply Agreement between Registrant and BioKool LLC effective as of December 29, 2005.
10.18†(1)	Master Services Agreement between Registrant and Datapak Services Corporation dated January 3, 2006.
10.19#(1)	Form of Indemnification Agreement.
10.20(1)	Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.21(1)	First Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated July 21, 2005.
10.22(1)	Second Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated October 7, 2005.
10.23(1)	Third Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated March 17, 2006.
10.24(1)	Fourth Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated June 7, 2006.
10.25(1)	Security Agreement in connection with the Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.26(1)	Form of Term Loan Note in connection with the Credit Agreement.
10.27(1)	Form of Revolving Note in connection with the Credit Agreement.
10.28(1)	Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.29(1)	First Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated July 21, 2005.
10.30(1)	Second Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated October 7, 2005.
10.31(1)	Third Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated March 17, 2006.
10.32(1)	Fourth Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated June 7, 2006.
10.33(1)	Security Agreement in connection with the Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.34(1)	Form of Term Loan Note in connection with Term Loan Agreement.
10.35(1)	Note Purchase Agreement among the Registrant and certain purchasers dated June 7, 2006, including Form of Notes.

10.36(1)	Lease between MD Beauty, Inc. and Davis Forbes Partners, L.P. dated May 26, 2005.
10.37(1)	Office Lease between MD Beauty, Inc. and ECI Stevenson LLC dated February 23, 2005, and First Amendment to Office Lease, dated March 6, 2006.
10.38†(2)	License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated July 15, 1999.
10.39†(2)	Amendment to License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated March 7, 2003.
10.40(2)	Amendment to License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated October 2, 2003.
10.41†(2)	Purchase and Sale Agreement among MD Formulations, Inc., Allergan, Inc. and Allergan Sales, Inc. dated May 14, 1999.
10.42†	Third Amendment to Amended and Restated Agreement between Bare Escentuals Beauty, Inc. and QVC, Inc. dated September 5, 2006.
10.43	Fifth Amendment to Credit Agreement among Bare Escentuals Beauty, Inc., formerly known as MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated September 11, 2006.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1(1)	Power of Attorney.

*
To be filed by amendment.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#
Indicates management contract or compensatory plan.

(1)
Filed with the Registrant's Registration Statement on Form S-1 on June 30, 2006.

(2)
Filed with the Registrant's Amendment No. 1 to the Registration Statement on Form S-1 on August 15, 2006.

(b)
Financial Statement Schedules.

        No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Bare Escentuals, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on September 13, 2006.

BARE ESCENTUALS, INC.
By:	/s/ MYLES B. MCCORMICK Myles B. McCormick Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary

        Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Leslie A. Blodgett	Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2006
/s/ MYLES B. MCCORMICK Myles B. McCormick	Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary (Principal Financial and Accounting Officer)	September 13, 2006
* Ross M. Jones	Director	September 13, 2006
* Bradley M. Bloom	Director	September 13, 2006
* John C. Hansen	Director	September 13, 2006
* Michael J. John	Director	September 13, 2006
* Lea Anne Ottinger	Director	September 13, 2006
* Karen M. Rose	Director	September 13, 2006
* Glen T. Senk	Director	September 13, 2006

* By:	/s/ MYLES B. MCCORMICK Myles B. McCormick Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation, as amended.
3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.
3.3(1)	Bylaws.
3.4	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.
4.1*	Form of Common Stock Certificate.
4.2(1)	Stockholders Agreement among the Registrant and certain investors set forth therein, dated June 10, 2004.
4.3(1)	First Amendment to the Stockholders Agreement among the Registrant and certain investors set forth therein, dated December 21, 2004.
4.4(1)	Second Amendment to the Stockholders Agreement among the Registrant and certain investors set forth therein, dated June 28, 2006.
5.1*	Opinion of Latham & Watkins LLP.
10.1#	2004 Equity Incentive Plan.
10.2#(1)	First Amendment to 2004 Equity Incentive Plan.
10.3#(1)	Second Amendment to 2004 Equity Incentive Plan.
10.4#(1)	2004 Equity Incentive Plan Form of Time Stock Option Certificate.
10.5#(1)	2004 Equity Incentive Plan Form of Performance Stock Option Certificate.
10.6#	2006 Equity Incentive Award Plan.
10.7#(1)	Deferred Compensation Plan.
10.8#(1)	Employment Agreement with Leslie A. Blodgett, dated May 3, 2004.
10.9#(1)	First Amendment to Employment Agreement with Leslie A. Blodgett, dated August 2, 2005.
10.10#(1)	Second Amendment to Employment Agreement with Leslie A. Blodgett effective as of May 31, 2006.
10.11#(1)	Employment Offer Letter to Diane M. Miles, dated April 3, 2006.
10.12#(1)	Employment Offer Letter to Myles B. McCormick, dated December 8, 2004.
10.13†(1)	Amended and Restated Agreement between Dolphin Acquisition Corp. and QVC, Inc. dated December 31, 1998.
10.14(1)	First Amendment to Amended and Restated Agreement between Dolphin Acquisition Corp., d/b/a Bare Escentuals, and QVC, Inc. dated January 29, 1999.
10.15(1)	Second Amendment to Amended and Restated Agreement between Dolphin Acquisition Corp., d/b/a Bare Escentuals, and QVC, Inc. dated February 9, 1999.
10.16†(1)	License and Supply Agreement between Registrant and BioKool LLC dated September 12, 2005.
10.17†(1)	First Addendum to License and Supply Agreement between Registrant and BioKool LLC effective as of December 29, 2005.
10.18†(1)	Master Services Agreement between Registrant and Datapak Services Corporation dated January 3, 2006.
10.19#(1)	Form of Indemnification Agreement.
10.20(1)	Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.21(1)	First Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated July 21, 2005.
10.22(1)	Second Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated October 7, 2005.
10.23(1)	Third Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated March 17, 2006.

10.24(1)	Fourth Amendment to Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated June 7, 2006.
10.25(1)	Security Agreement in connection with the Credit Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.26(1)	Form of Term Loan Note in connection with the Credit Agreement.
10.27(1)	Form of Revolving Note in connection with the Credit Agreement.
10.28(1)	Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.29(1)	First Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated July 21, 2005.
10.30(1)	Second Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated October 7, 2005.
10.31(1)	Third Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated March 17, 2006.
10.32(1)	Fourth Amendment to Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated June 7, 2006.
10.33(1)	Security Agreement in connection with the Term Loan Agreement among MD Beauty, Inc., Registrant, BNP Paribas, and certain lenders dated February 18, 2005.
10.34(1)	Form of Term Loan Note in connection with Term Loan Agreement.
10.35(1)	Note Purchase Agreement among the Registrant and certain purchasers dated June 7, 2006, including Form of Notes.
10.36(1)	Lease between MD Beauty, Inc. and Davis Forbes Partners, L.P. dated May 26, 2005.
10.37(1)	Office Lease between MD Beauty, Inc. and ECI Stevenson LLC dated February 23, 2005, and First Amendment to Office Lease, dated March 6, 2006.
10.38†(2)	License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated July 15, 1999.
10.39†(2)	Amendment to License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated March 7, 2003.
10.40(2)	Amendment to License Agreement between MD Beauty, Inc. and TriStrata Technology, Inc. dated October 2, 2003.
10.41†(2)	Purchase and Sale Agreement among MD Formulations, Inc., Allergan, Inc. and Allergan Sales, Inc. dated May 14, 1999.
10.42†	Third Amendment to Amended and Restated Agreement between Bare Escentuals Beauty, Inc. and QVC, Inc. dated September 5, 2006.
10.43	Fifth Amendment to Credit Agreement among Bare Escentuals Beauty, Inc., formerly known as MD Beauty, Inc., Registrant, BNP Paribas and certain lenders dated September 11, 2006.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1(1)	Power of Attorney.

*
To be filed by amendment.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#
Indicates management contract or compensatory plan.

(1)
Filed with the Registrant's Registration Statement on Form S-1 on June 30, 2006.

(2)
Filed with the Registrant's Amendment No. 1 to the Registration Statement on Form S-1 on August 15, 2006.

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CALCULATION OF REGISTRATION FEE
PROSPECTUS SUMMARY
Risk Factors
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As of July 2, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the year ended January 1, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the six months ended July 2, 2006 (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BARE ESCENTUALS, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
BARE ESCENTUALS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX